



A BRIGHTER VIEW



2012 Annual Report

ABOUT THE THEME

Stoneridge is poised to create steady, long-term value and growth after successfully addressing the challenges of the past several years. This brighter view emanates from the broad talent base within the Company's global organization and the successful execution of its growth strategy. Through the strengths of its four core businesses – Electronics, Wiring, Control Devices and PST – the Company has diversified its markets and positioned itself for steadier and broader-based growth.

ABOUT THE COMPANY

Stoneridge is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the commercial, automotive, agricultural, motorcycle and off-highway vehicle markets. These products help customers produce higher-quality vehicles, which continue to feature ever more reliable and sophisticated electrical and electronic systems. Headquartered in Warren, Ohio, Stoneridge operates with a global footprint that includes more than 25 locations in 15 countries to serve customers wherever they do business around the world.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	2012	2011	2010
Net sales	$ 938,513	$ 765,373	$ 635,226
Operating income	$ 28,729	$ 13,526	$ 23,524
Equity in earnings of investees	$ 760	$ 10,034	$ 10,346
Net income per diluted share	$ 0.20	$ 2.00	$ 0.47
Primary working capital	$ 161,232	$ 199,327	$ 89,218
Total assets	$ 592,691	$ 695,495	$ 386,736
Cash and cash equivalents	$ 44,555	$ 78,731	$ 71,974
Long-term debt, less current portion	$ 181,311	$ 183,711	$ 167,903
Total shareholders' equity	$ 193,834	$ 180,639	$ 91,219

Forward-Looking Statements

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in Stoneridge's Annual Report on Form 10-K, a copy of which is included in this report, and the Company's periodic filings with the SEC.



John C. Corey President, CEO and Director



DEAR FELLOW SHAREHOLDERS

The actions we took in 2012 to reduce costs and our ongoing operational improvement programs will continue to create value in our business in 2013 and beyond.

Although we began 2012 with cautious optimism regarding the global markets, our forecasts were not realized as the year proceeded. Customers adjusted their demand, and we responded by reducing overhead and other costs in our businesses.

In North America, while growth in the automotive and agricultural markets contributed positively to our performance throughout the year, the commercial vehicle market moderated in the second half of the year after exhibiting good growth in the first half. We also were impacted by a decline in the market share of a large customer in the North American commercial vehicle market.

Meanwhile, the markets in Europe, Brazil, China and India did not meet our expectations. The European commercial vehicle market declined more than expected as the economic turmoil continued. The Brazilian economy also experienced a significant decline which impacted PST, our Brazilian business. Economic growth slowed in both India and China, resulting in a gradual decline in our markets in those regions.

Cost Reductions and Operational Improvements

In response to these difficult market conditions, we implemented cost reductions in Europe at the beginning of the year. In Brazil, when the market declined in the second quarter, management significantly restructured the operations and staff. In North America, as commercial vehicle markets and customer orders weakened in the second half of the year, we reduced our employment in our Wiring business. In our Control Devices business, we selectively reduced the overhead structure as the North American automotive market continued to grow. Minda Stoneridge, our joint venture in India, was not immune from the global market slowdown and also took corrective cost actions.

We continue to drive operational performance through the implementation of the Stoneridge Lean Initiatives Philosophy. Our Manufacturing Center of Excellence (COE), which we created in 2012, works in conjunction with the local plant teams to identify, develop, teach and quickly transfer new standardized processes across all of our manufacturing sites. This collaborative effort helped leverage and accelerate our efficiency improvements during 2012. Most notable was the COE focus in our Wiring plants that improved efficiency of direct and indirect labor by more than 10%. The operations team is further positioning the Company to improve plant utilization by qualifying non-primary plants to supplement production in peak periods to offset the impact of seasonal demand fluctuation. We also continued to improve our quality metrics and reduced our inventory investment, resulting in lower costs.

New Business

Despite the challenging global economic and market environment, we continued to generate new business due to the strength of our products. Business awards in 2012 totaled $273 million in new and replacement business, with about 75% of these awards coming from "diversified" customers

DESPITE THE CHALLENGING GLOBAL ECONOMIC AND MARKET ENVIRONMENT, WE CONTINUED TO GENERATE NEW BUSINESS DUE TO THE STRENGTH OF OUR PRODUCTS.

who are outside our traditional North American and European commercial vehicle and automotive markets. Although the European markets were in significant decline, we renewed a long-term agreement with a major European commercial vehicle customer and had total business awards of almost $100 million for Europe, which is a record for the Company. In North America, we renewed our long-term agreement with the global leader in agricultural markets.

In the fourth quarter in Brazil, PST test-marketed a home alarm system for the local market and a cargo tracking device for commercial fleets, both of which will be launched in 2013. Although these products are still early in their life cycles, we expect significant contributions from them over the coming years as PST continues to broaden its offering of tracking devices and monitoring services.



Minda Stoneridge continued to press forward with the development of electronic and sensor products to take advantage of demand growth in the Indian markets. As a result of these efforts, Minda Stoneridge received a total of $25 million in business awards from major Indian and local Japanese OEMs in 2012. The joint venture is investing in two new India-based manufacturing facilities to meet higher production requirements due to these awards.

Organizational and Leadership Changes

To better align our businesses with global market growth and product development opportunities, we separated the Wiring business from our Electronics business segment. We now have four segments – Electronics, Wiring, Control Devices and PST – with each segment leader responsible for global business results and product development.

Kevin Kramer joined our Company in mid-year 2012 to take over the responsibility for the Wiring business. He has held senior management positions at Goodyear, and most recently Alcoa, and brings significant global experience in the commercial and automotive markets. His responsibility will be to lead our Wiring operations to improved revenue and financial performance.

We also created a Vice President of Human Resources position to improve and strengthen our global personnel practices and employee development. To fill this role, Charles DiStaulo was hired in March 2013. Our ability to continue to achieve our goals will require a strong talent management program to ensure that all of our people have the skill sets and capabilities to meet our opportunities and challenges. Chuck is a highly talented and experienced leader who will be an important addition to our management team and our global human resources efforts.

We also welcomed George Mayes, Jr. to the Stoneridge Board of Directors in 2012. He brings many years of operational and supply chain experience and is currently the Chief Operating Officer at Diebold, Incorporated, a global provider of integrated self-service delivery systems, security systems and related services.

Outlook

As 2013 begins, our market forecasts project gradual improvements trending toward the latter half of the year. In addition to the positive benefits from our 2012 cost reductions and ongoing operational improvements, we expect new product launches to contribute to our future growth and improved performance.

Some of the more significant product launches include the China-based production of exhaust gas sensor products, as well as the introduction of several new actuator products focusing on shift-by-wire systems and front axle disconnect products for North American automotive applications. We also will begin producing new wire harnesses for an agricultural OEM and advanced instrument clusters for European OEMs.

Based on our past actions and future expectations, along with the strengths of our products and capabilities, we have a brighter view for our growth prospects, as well as our ability to create value for our shareholders, customers and employees. As always, we thank you for your ongoing support.

John C. Corey

President, Chief Executive Officer, Director and Shareholder

March 22, 2013



FINANCIAL HIGHLIGHTS FROM THE CFO

George E. Strickler CFO

While our response to economic challenges in our global markets in 2012 improved the Company's position to deliver shareholder value, our long-term financial objectives have not changed. The following financial metrics continue to drive our actions and strategies:

1. Grow our revenues 6% to 8% organically
2. Maintain our gross margins in the range of 23% to 25%
3. Continue to improve operating margins in line with our long-term forecast in the range of 8% to 9%
4. Generate sufficient cash flow to maintain our leverage ratio between 2.0x and 3.0x of Debt to EBITDA
5. Improve our ROIC to 15.0% or greater

Business Growth

We continue to track well with our net new business over the next five years – 2013 to 2017. We have been awarded nearly $150 million of net new business for the five-year period, with nearly half of this growth coming from our North American markets and the other half being split between Europe and China. The international growth reflects the launch of new products such as high-temperature sensing in Europe and China. In addition, PST is launching cargo tracking devices and home security systems in Brazil to expand our product offering in security devices and monitoring services.

Cost Initiatives

In the second quarter of 2012, we took aggressive actions to reduce direct labor, overhead and support function costs in Brazil as that country's GDP growth continued to slow. Our Wiring business took cost reduction actions in the third and fourth quarters to reduce indirect labor and support functions while the European Electronics team addressed cost reduction opportunities in the third quarter. The combined cost from these actions was $3.0 million for the year, while benefits totaled nearly $6.6 million in the third and fourth quarters, which contributed to the Company's operating improvement in those quarters. We expect 2013 cost savings of approximately $9.0 million to $11.0 million resulting from these actions.

Cash Flow and Debt Reduction

The area that we improved most significantly in 2012 was our cash generation and repayment of debt. We aggressively focused on reducing our inventories, which decreased by $26.1 million from the prior year. As a result of our efforts in 2012 to manage both our working capital and capital expenditures, we generated $49.2 million of operating cash flow net of capital expenditures, which we used along with our global cash reserves to reduce our debt by $65.7 million. This amount includes $38.0 million to pay off the North American revolving credit facility and $27.7 million to reduce our Brazilian and other debt.

Stronger Position to Create Shareholder Value

We believe that the actions taken during 2012 put the Company in a stronger position to achieve our long-term financial objectives while supporting our strategic actions to create greater shareholder value. We will continue to dedicate our efforts toward value creation and improving the financial strength of Stoneridge.





George E. Strickler

Executive Vice President,
Chief Financial Officer,
Treasurer and Shareholder

March 22, 2013







SOLUTIONS TO IMPROVE VEHICLE MANAGEMENT AND PERFORMANCE

Electronic content continues to increase in all types of vehicles, and Stoneridge's products play a vital role in the electronic and electrical systems used in vehicles today.

As manufacturers around the world strive to remain competitive while meeting the changing demands of customers and regulatory authorities, they are constantly looking for more sophisticated components and systems to enhance the performance of their vehicles. These global manufacturers turn to Stoneridge for the latest solutions to help improve performance in areas such as emissions control, fuel efficiency, safety and security.

With more than 25 locations in 15 countries, including joint ventures, Stoneridge serves diverse global and regional manufacturers of commercial, automotive, agricultural, motorcycle and off-road vehicles. Stoneridge's partnership-oriented approach to product design and development enables it to offer next-generation products that help customers make the transition from mechanical-based technologies to more complex and capable electrical and electronic components, modules and systems.

Stoneridge's custom-engineered products and systems are used for a variety of essential functions within the vehicle – from switches and actuators that control vital equipment and accessories, to monitoring and display systems that provide crucial information on vehicle performance and control, to the distribution of electrical power and signals that drive the critical systems of the vehicle. These products and systems are designed to be high-quality, cost-effective and flexible to meet each customer's needs.

Stoneridge operates in four business segments – Electronics, Wiring, Control Devices and PST – to enable its global development organization to work closely with customers to create new products and applications that adapt to changing technologies and market demands.



Stoneridge provides electronics products that collect, store and display essential information about a vehicle's operation.

Wiring harnesses, connectors and related products are key components in electrical power and signal distribution systems.



Electronics

Stoneridge provides a variety of electronics products and systems that collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and messages related to vehicle performance. New regulations governing operator activity and ongoing efforts to improve safety have driven demand for devices such as these to track and manage vehicle and operator performance. Specific products include electronic instrument clusters, tachographs and telematic systems.

GLOBAL MANUFACTURERS TURN TO STONERIDGE FOR THE LATEST SOLUTIONS TO HELP IMPROVE PERFORMANCE.

As a market-leading supplier of instrument clusters for many of the leading global commercial vehicle OEMs, Stoneridge takes proven advanced hardware and software platforms and adapts them to customer-specific requirements. These instrument clusters serve as a central part of a driver's daily work environment.

Stoneridge's latest digital tachograph technology provides real-time updates on drive and rest times, as well as warnings when the operator is approaching mandatory driving limits. Stoneridge also recently launched two new Android apps enabling the wireless download of digital tachograph data.

Stoneridge's telematics solutions range from small, low-cost tracking and communications black-box systems to highly advanced systems for integration with vehicle diagnostics and fleet management.

Wiring

Power distribution systems are critical to performance due to their role in regulating, coordinating and directing the operation of the vehicle's electrical system. Products offered within Stoneridge's Wiring business segment consist primarily of wiring harnesses and connectors for electrical power and signal distribution. Stoneridge also assembles entire instrument panels for commercial vehicle OEMs specifically configured to customer requirements.

Stoneridge manufactures and supplies wire harnesses for the commercial vehicle, agricultural and off-highway vehicle markets. Variability in the wire harness architecture, size, componentry and material content is dependent upon the vehicle system design. Stoneridge's engineers provide cross-disciplinary technical oversight to ensure that customer requirements are fully executed and verified.



Sensors, switches, valves, actuators and other devices such as the keyless entry system above provide precise control and functionality.





Stoneridge's PST segment product offerings include security systems, infotainment devices and accessories for the South American automotive and motorcycle markets.

Control Devices

Stoneridge designs and manufactures sensors, switches, valves and actuators that provide precise control and functionality throughout the vehicle in some of the most demanding environments. Products include electro-mechanical actuation systems, latch release systems, solenoid control valves, shift-by-wire actuators, electronic steering column lock actuators, switches and switch panels, and a wide variety of sensors.

Among these, Stoneridge offers a "shift-by-wire" actuator that replaces the function normally controlled by the shift lever in the vehicle cabin. This frees up space in the cockpit by allowing the continued use of existing automatic transmissions and gear boxes with the advantage of "shift-by-wire" functionality.

Stoneridge's switch solutions enable a vehicle operator to perform a variety of functions via human touch through keypad or push-button applications. The switches are designed to function reliably under adverse environmental conditions such as rain, ice, dirt, dust, chemicals and mechanical shock.

In the sensor category, Stoneridge offers rotary position sensors, seat track position sensors, high-temperature and low-temperature sensors, and speed sensors, all designed to perform in the most extreme environments.

STONERIDGE'S ENGINEERS PROVIDE CROSS-DISCIPLINARY TECHNICAL OVERSIGHT TO ENSURE THAT CUSTOMER REQUIREMENTS ARE FULLY EXECUTED AND VERIFIED.

PST

PST, the Brazil-based segment, provides security systems and services, infotainment devices and convenience accessories for the South American automotive and motorcycle markets. Solutions include tracking devices and monitoring services, vehicle alarms and blocking devices, in-vehicle audio and video systems, power door locks, window lifters and parking sensors. PST is currently expanding its security system offerings by launching two new products: home alarm systems for the local market and cargo tracking devices for commercial fleets.

Products are sold under two primary brands, Positron and PST Electronics. These products are sold through the aftermarket distribution channel, to factory-authorized dealer installers, direct to OEMs, and through mass merchandisers. PST's design center staff internally develops firmware, software, hardware and mechanical parts in a wide range of technologies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
APR - 8 2013
Washington DC
400

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-13337



STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio	**34-1598949**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
9400 East Market Street, Warren, Ohio	**44484**
(Address of principal executive offices)	*(Zip Code)*

(330) 856-2443
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2012, the aggregate market value of the registrant's Common Shares, without par value, held by non-affiliates of the registrant was approximately $174.0 million. The closing price of the Common Shares on June 30, 2012 as reported on the New York Stock Exchange was $6.81 per share. As of June 30, 2012, the number of Common Shares outstanding was 28,053,761.

The number of Common Shares, without par value, outstanding as of February 22, 2013 was 28,462,649.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 6, 2013, into Part III, Items 10, 11, 12, 13 and 14.

INDEX

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	18
Item 3.	Legal Proceedings	19
Item 4.	Mine Safety Disclosure	19
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6.	Selected Financial Data	22
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 8.	Financial Statements and Supplementary Data	45
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	85
Item 9A.	Controls and Procedures	85
Item 9B.	Other Information	87
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	87
Item 11.	Executive Compensation	87
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	87
Item 13.	Certain Relationships and Related Transactions, and Director Independence	88
Item 14.	Principal Accounting Fees and Services	88
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	88
Signatures		89

PART I

Item 1. Business.

Overview

Founded in 1965, Stoneridge, Inc. (the "Company") is a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the commercial vehicle, automotive, agricultural, motorcycle and off-highway vehicle markets. Our products and systems are critical elements in the management of mechanical and electrical systems to improve overall vehicle performance, convenience and monitoring in areas such as emissions control, fuel efficiency, safety, security and infotainment. Our extensive footprint, including our joint ventures, encompasses more than 25 locations in 15 countries and enables us to supply global and regional commercial vehicle, automotive, agricultural and off-highway vehicle manufacturers around the world.

Our custom-engineered products and systems are used to activate equipment and accessories, monitor and display vehicle performance and control, distribute electrical power and signals and provide vehicle security and convenience. Our product offerings consist of (i) vehicle instrumentation systems, (ii) vehicle management electronics, (iii) sensors, (iv) security alarms and vehicle tracking devices and monitoring services, (v) convenience accessories, (vi) power and signal distribution products and systems, and (vii) application-specific switches and actuators. We supply the majority of our products, predominantly on a sole-source basis, to many of the world's leading commercial vehicle and automotive original equipment manufacturers, ("OEMs"), and select non-vehicle OEMs, as well as certain commercial vehicle and automotive tier one suppliers. These OEMs are increasingly utilizing electronic technology to comply with more stringent regulations (particularly emissions and safety) and to meet end-user demand for improved vehicle performance and greater convenience. As a result, per-vehicle electronic content has been increasing. Our technology and our partnership-oriented approach to product design and development enables us to develop next-generation products and to excel in the transition from mechanical-based components and systems to electrical and electronic components, modules and systems.

On December 31, 2011, we increased our ownership in PST Eletrônica S.A. (now PST Eletrônica Ltda. ("PST")), to 74%. As a result of the increase in ownership, PST became a consolidated subsidiary of the Company. PST is a Brazil-based electronic system provider focused on security, infotainment and convenience accessories primarily for the South American automotive and motorcycle markets. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs and through mass merchandisers.

Segments and Products

We conduct our business in four reportable segments which are the same as our operating segments: Electronics, Wiring, Control Devices and PST.

Electronics. Our Electronics segment designs and manufactures electronic instrument clusters, electronic control units and driver information systems. These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution modules and systems regulate, coordinate and direct the operation of the electrical system within a vehicle. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the commercial vehicle market.

Wiring. Our Wiring segment designs and manufactures electrical power and signal distribution products and systems, primarily wiring harnesses and connectors. These products are sold principally to the commercial, agricultural and off-highway vehicle markets. We also assemble entire instrument panels for the commercial vehicle market that are configured specifically to the OEM customer's specifications.

Control Devices. Our Control Devices segment designs and manufactures products that monitor, measure or activate specific functions within a vehicle. This segment includes product lines such as sensors, switches, valves, and actuators, as well as other electronic products. Sensor products are employed in major vehicle systems such as the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit signals that activate specific functions. Our switch technology is principally used in two capacities, user-activated and hidden. User-activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters and other accessories. Hidden switches are not typically visible to vehicle operators or passengers and are engaged to activate or deactivate selected functions as part of normal vehicle operations, such as brake lights. In addition, our Control Devices segment designs and manufactures electromechanical actuator products that enable OEMs to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive market as well as the commercial vehicle and agricultural markets.

PST. Our PST segment specializes in the design, manufacture and sale of electronic vehicle security alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices primarily for the automotive and motorcycle industry. This segment includes product lines such as alarms, convenience applications, vehicle monitoring and tracking devices and infotainment systems. These products improve the performance, safety and convenience features of our customers' vehicles. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs and through mass merchandisers.

The following table sets forth for the periods indicated, the percentage of net sales attributable to our product categories and reportable segments for the years ended December 31:

Product Category	**Segment**	**2012**	**2011**	**2010**
Electronic instrumentation and information display products	Electronics	**17%**	24%	22%
Vehicle electrical power and distribution products and systems	Wiring	**35%**	43%	41%
Sensors, switches, valves and actuators	Control Devices	**29%**	33%	37%
Security alarms, vehicle tracking devices and monitoring services and convenience accessories	PST	**19%**	—%	—%

Our products and systems are sold to numerous OEM and tier one supplier customers, in addition to aftermarket distributors and mass merchandisers, for use on many different vehicle platforms. We supply multiple parts to many of our principal OEM and tier one customers under requirements contracts for a particular vehicle model. These contracts range in duration from one year to the production life of the model, which commonly extends for three to seven years. The following table sets forth for the periods indicated, the percentage of net sales derived from our principle markets:

Years ended December 31	**2012**	**2011**	**2010**
Commercial vehicle	**40%**	53%	50%
Automotive	**22**	27	32
Agricultural and other	**19**	20	18
Aftermarket distributors and mass merchandisers	**19**	—	—
Total	**100%**	100%	100%

For further information related to our reportable segments and financial information about geographic areas, see Note 12 to the consolidated financial statements included in this report.

Production Materials

The principal production materials used in the manufacturing process for our reportable segments include: copper wire and cables, electrical connectors, molded plastic components and resins, instrumentation and certain electrical components such as printed circuit boards, semiconductors, microprocessors, memory devices, resistors, capacitors, fuses, relays and infotainment devices. We purchase such materials pursuant to both annual contract and spot purchasing methods. Such materials are available from multiple sources, but we generally establish collaborative relationships with a qualified supplier for each of our key production materials in order to lower costs and enhance service and quality. As global demand for our production materials increases, we may have difficulties obtaining adequate production materials from our suppliers to satisfy our customers. Any extended period of time for which we cannot obtain adequate production material or which we experience an increase in the price of production material could materially affect our results of operations and financial condition.

Patents, Trademarks and Intellectual Property

We maintain and have pending various U.S. and foreign patents, trademarks and other rights to intellectual property relating to the reportable segments of our business, which we believe are appropriate to protect the Company's interests in existing products, new inventions, manufacturing processes and product developments. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any patent have a material adverse effect on our business or ability to compete. We are not currently engaged in any material infringement litigation, nor are there any material infringement claims pending by or against the Company.

Industry Cyclicality and Seasonality

The markets for products in our reportable segments have been cyclical. Because these products are used principally in the production of vehicles for the commercial, automotive, agricultural, motorcycle and off-highway markets, sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors, like the impact of environmental regulations on our customers, which affect these markets. A decline in commercial, automotive, agricultural, motorcycle and off-highway vehicle production of our principal customers could adversely impact the Company. Seasonality within the markets that we serve also has some impact on our operations.

Customers

We are dependent on several customers for a significant percentage of our sales. The loss of any significant portion of our sales to these customers, or the loss of a significant customer, would have a material adverse impact on our financial condition and results of operations. We supply numerous different parts to each of our principal customers. Contracts with several of our customers provide for supplying their requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on the Company. We may also enter into contracts to supply parts, the introduction of which may then be delayed or cancelled. We also compete to supply products for successor models and are therefore subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on our financial condition and results of operations. In addition, we sell products to other customers that are ultimately sold to our principal customers. Due to the competitive nature of the markets we serve, in the ordinary course of business we face pricing pressures from our customers. In response to these pricing pressures we have been able to effectively manage our production costs by the combination of lowering certain costs and limiting the increase of others, the net impact of which has not been material. However,

if we are unable to effectively manage production costs in the future to mitigate future pricing pressures, our results of operations may be adversely affected.

The following table presents our principal customers, as a percentage of net sales:

Years ended December 31	2012	2011	2010
Navistar International Corporation	**18%**	24%	24%
Deere & Company	**13**	15	14
Ford Motor Company	**5**	6	8
General Motors Company	**4**	5	5
Scania Group	**4**	5	4
Other	**56**	45	45
Total	**100%**	100%	100%

Backlog

Our products are produced from readily available materials and have a relatively short manufacturing cycle; therefore our products are not on backlog status. Each of our production facilities maintains its own inventories and production schedules. Production capacity is adequate to handle current requirements and can be expanded to handle increased growth if needed.

Competition

The markets for our products in our reportable segments are highly competitive. The principal methods of competition are technological innovation, price, quality, performance, service and delivery. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models for OEM customers. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM customer will usually continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns. We compete for aftermarket and mass merchandiser sales based on price, product functionality, quality and service.

Our diversity in products creates a wide range of competitors, which vary depending on both market and geographic location. We compete based on strong customer relations and a fast and flexible organization that develops technically effective solutions at or below target price. We compete against the following primary competitors:

Electronics. Our primary competitors include Actia Group, Ametek, Inc., Bosch, Commercial Vehicle Group, Continental AG, Hella KGaA Hueck & Co., Magneti Marelli S.p.A. and Yazaki Corporation.

Wiring. Our primary competitors include Commercial Vehicle Group, Delphi Automotive PLC, Leoni, Nexans SA and PKC Group.

Control Devices. Our primary competitors include Bosch, Continental AG, Delphi Automotive PLC, Denso Corporation, Hella KGaA Hueck & Co., Methode Electronics, Inc., Preh GmbH, Sensata, TRW Automotive Holdings Corp. and Visteon.

PST. Our primary competitors include Autolift, Autotrac, Brose, Car System, Graber, H-Buster, Ituran, Magneti Marelli S.p.A., Quantum, Olimpus, Sascar, Segma, Sistec, Sony, Techcar and Tragial.

Product Development

Our research and development efforts for our reportable segments are largely product design and development oriented and consist primarily of applying known technologies to customer requests. We work closely with our customers to creatively solve customer requests using innovative approaches. The majority of our development expenses are related to customer-sponsored programs where we are

involved in designing custom-engineered solutions for specific applications or for next generation technology. To further our vehicle platform penetration, we have also developed collaborative relationships with the design and engineering departments of key customers. These collaborative efforts have resulted in the development of new and complimentary products and the enhancement of existing products.

Our development work is largely performed on a decentralized basis. We have engineering and product development departments organized by market. To ensure knowledge sharing among decentralized development efforts, we have instituted a number of mechanisms and practices whereby innovation and best practices are shared. The decentralized product development operations are complimented by larger technology groups in Canton, Massachusetts; Lexington, Ohio; Stockholm, Sweden; Pune, India; Manaus, Brazil; and Sao Paulo, Brazil. In addition, during 2010 we opened a product development center in Shanghai, China, to focus on the developing Chinese market.

We use efficient and quality oriented work processes to address our customers' high standards. Our product development technical resources include a full complement of computer-aided design and engineering ("CAD/CAE") software systems, including (i) virtual three-dimensional modeling, (ii) functional simulation and analysis capabilities and (iii) data links for rapid prototyping. These CAD/CAE systems enable us to expedite product design and the manufacturing process to shorten the development time and ultimately time to market.

We have further strengthened our electrical engineering competencies through investment in equipment such as (i) automotive electro-magnetic compliance test chambers, (ii) programmable automotive and commercial vehicle transient generators, (iii) circuit simulators and (iv) other environmental test equipment. Additional investment in product machining equipment has allowed us to fabricate new product samples in a fraction of the time required historically. Our product development and validation efforts are supported by full service, on-site test labs at most manufacturing facilities, thus enabling cross-functional engineering teams to optimize the product, process and system performance before tooling initiation.

We have invested, and will continue to invest in technology to develop new products for our customers. Product development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses, as incurred. Such costs amounted to approximately $44.8 million, $35.3 million and $37.6 million for 2012, 2011 and 2010, respectively, or 4.8%, 4.6% and 5.9% of net sales for these periods.

We will continue shifting our investment spending toward the design and development of new products rather than focusing on sustaining existing product programs for specific customers, which allows us to sell our products to multiple customers. The typical product development process takes three to five years to show tangible results. As part of our effort to shift our investment spending, we reviewed our current product portfolio and adjusted our spending to either accelerate or eliminate our investment in these products based on our position in the market and the potential of the market and product.

Environmental and Other Regulations

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to water and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.

Employees

As of December 31, 2012, we had approximately 8,700 employees, approximately 3,000 of whom were salaried and the balance of whom were paid on an hourly basis. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Brazil, Estonia, France, Mexico, Spain, Sweden, and the United Kingdom either (i) are represented by a union and are covered by a collective bargaining agreement or (ii) are covered by works council or other employment arrangements required by law. We believe that relations with our employees are good.

Joint Ventures

We form joint ventures in order to achieve several strategic objectives, including (i) diversifying our business by expanding in high-growth regions, (ii) employing complementary design processes, growth technologies and intellectual capital and (iii) realizing cost savings from combined sourcing. We have a consolidated joint venture in Brazil, PST, and a joint venture in India, Minda Stoneridge Instruments Ltd. ("Minda"), and continue to explore similar business opportunities in other global markets. We have a 74% interest in PST and a 49% interest in Minda at December 31, 2012 and 2011.

We entered into our PST joint venture in October 1997, acquiring a 50% interest. On December 31, 2011, we acquired an additional 24% interest. Prior to the acquisition of the additional interest, PST was accounted for using the equity method of accounting. Subsequent to the acquisition, PST became a consolidated subsidiary of the Company. We entered into our Minda joint venture in August 2004, this investment is accounted for using the equity method of accounting.

PST specializes in the design, manufacture and sale of electronic vehicle security alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to OEMs and through mass merchandisers. PST's sales are to customers in South America. PST generated net sales of $180.4 million, $234.2 million and $182.9 million in 2012, 2011 and 2010, respectively. We received dividend payments from PST of $5.5 million in 2010.

Minda manufactures electromechanical/electronic instrumentation equipment and sensors primarily for the automotive, motorcycle and commercial vehicle markets. We leverage our investment in Minda by sharing our knowledge and expertise in electrical components and systems and expanding Minda's product offering through the joint development of our products designed for the market in India.

Our joint ventures have contributed positively to our financial results in 2012, 2011 and 2010. Equity earnings by joint venture are summarized in the following table (in thousands):

Years ended December 31	**2012**	**2011**	**2010**
PST[(A)]	**$ —**	$ 8,805	$ 9,490
Minda	**760**	1,229	856
Total equity earnings of investees	**$760**	$10,034	$10,346

(A) We recognized no equity earnings in PST in 2012 as its financial results were consolidated based on our acquisition of controlling interest on December 31, 2011.

Executive Officers of the Company

Each executive officer of the Company serves the Board of Directors at its pleasure. The Board of Directors appoints corporate officers annually. The executive officers for reporting purposes under the Securities and Exchange Act of 1934, as amended, of the Company are as follows:

Name	Age	Position
John C. Corey	65	President, Chief Executive Officer and Director
George E. Strickler	65	Executive Vice President, Chief Financial Officer and Treasurer
Richard P. Adante	66	Vice President of Operations
Thomas A. Beaver	59	Vice President of the Company and President of Global Sales
Sergio de Cerqueira Leite	49	Director President of PST Eletrônica Ltda.
Kevin B. Kramer	53	Vice President of the Company and President of the Wiring Division
Peter Kruk	44	President of the Electronics Division
Michael D. Sloan	56	Vice President of the Company and President of the Control Devices Division

John C. Corey, President, Chief Executive Officer and Director. Mr. Corey has served as President and Chief Executive Officer since being appointed by the Board of Directors in January 2006. Mr. Corey has served as a Director on the Board of Directors since January 2004. Prior to his employment with the Company, Mr. Corey served from October 2000, as President and Chief Executive Officer and Director of Safety Components International, a supplier of airbags and components, with worldwide operations. Mr. Corey has served as a Director and Chairman of the Board of Haynes International, Inc., a producer of metal alloys, since 2004.

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Strickler has served as Executive Vice President and Chief Financial Officer since joining the Company in January 2006. Mr. Strickler was appointed Treasurer of the Company in February 2007. Prior to his employment with the Company, Mr. Strickler served as Executive Vice President and Chief Financial Officer for Republic Engineered Products, Inc. ("Republic"), from February 2004 to January 2006. Before joining Republic, Mr. Strickler was BorgWarner, Inc.'s Executive Vice President and Chief Financial Officer from February 2001 to November 2003.

Richard P. Adante, Vice President of Operations. Mr. Adante has served as Vice President of Operations since May 2011. From November 2009 until his appointment at Stoneridge, Mr. Adante was consulting through his personal consulting firm, RMA Management Consultants. From July 2006 to November 2009, Mr. Adante served as the President of Hawthorn Manufacturing, now known as Crowne Group.

Thomas A. Beaver, Vice President of the Company and President of Global Sales. Mr. Beaver has served as Vice President of the Company and President of Global Sales since May 2012. Prior to that, Mr. Beaver served as Vice President of the Company and Vice President of Global Sales and Systems Engineering from January 2005 to May 2012. From January 2000 to January 2005, Mr. Beaver served as Vice President of Stoneridge Sales and Marketing.

Sergio de Cerqueira Leite, Director President of PST Eletrônica Ltda. Mr. Leite is a founding partner of PST. He has held the Director President position since 1997. Prior to that, he worked in PST's sales and marketing department.

Kevin B. Kramer, Vice President of the Company and President of the Wiring Division. Mr. Kramer has served as a Vice President of the Company and President of the Wiring Division since joining Stoneridge in May 2012. Prior to that, he was President of Growth Initiatives at Alcoa from 2009 to April 2012 and President of its Wheel and Transportation Products business from 2004 to 2009.

Peter Kruk, President of Stoneridge Electronics Division. Mr. Kruk has served as President of the Electronics Division since August 2012. Mr. Kruk joined the Company in October 2009 as the Managing

Director of Stoneridge Electronics — Europe. Prior to that, he served as President of HEXPOL Wheels and Managing Director of Stellana AB from 2007 to 2009. From 1992-2007 Mr. Kruk served in various capacities with ABB.

Michael D. Sloan, Vice President of the Company and President of the Control Devices Division. Mr. Sloan has served as President of the Control Devices Division since July 2009 and Vice President of the Company since December 2009. Prior to that, Mr. Sloan served as Vice President and General Manager of Stoneridge Hi-Stat from February 2004 to July 2009.

Available Information

We make available, free of charge through our website (*www.stoneridge.com*), our Annual Report on Form 10-K ("Annual Report"), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the U.S. Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after they are filed with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on our website as well. Copies of these documents will be available to any shareholder upon request. Requests should be directed in writing to Investor Relations at Stoneridge, Inc., 9400 East Market Street, Warren, Ohio 44484.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

Item 1A. Risk Factors.

Set forth below are the principal risks and uncertainties that may affect our business. In addition, future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general U.S. and non-U.S. economic and political conditions, including a global economic slow-down, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters, commodity prices or other disruptions of expected economic and business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate section, "Forward-Looking Statements," should be considered in addition to the following statements.

Our business is cyclical and seasonal in nature and downturns in the commercial, automotive, agricultural and off-highway vehicle markets could reduce the sales and profitability of our business.

The demand for products in our Electronics, Wiring and Control Devices segments are largely dependent on the domestic and foreign production of commercial, automotive, agricultural and off-highway vehicles. The markets for our products have been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because the majority of our products are used principally in the production of vehicles for the commercial, automotive, agricultural and off-highway vehicle markets, our net sales, and therefore our results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in commercial, automotive, agricultural and off-highway vehicle production could adversely impact our results of operations and financial condition. Also, the demand for our PST segment products are significantly dependent on the general state of the Brazilian economy.

In 2012, approximately 59% of our net sales were derived from commercial, agricultural and off-highway vehicle markets, approximately 22% were derived from the automotive market and approximately 19% were derived from mass merchandisers. Seasonality experienced by our served markets also impacts our operations.

We may not realize sales represented by awarded business.

We base our growth projections, in part, on business awards made by our customers. These business awards generally renew annually during a program life cycle. Failure of actual production orders from our customers to approximate these business awards could have a material adverse effect on our business, financial condition or results of operations.

The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates, in addition to the risk of adverse effects resulting from general customer demands for cost reductions and quality improvements.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and may require us to meet certain productivity and cost reduction targets. In addition, our customers may require us to share productivity savings in excess of our cost reduction targets. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases or the inability to meet certain cost reduction targets may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we are permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could adversely affect our business, financial condition or results of operations.

OEM customers have exerted considerable pressure on component suppliers to reduce costs, improve quality and provide additional design and engineering capabilities and continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset required price reductions. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, financial condition or results of operations.

Our business is very competitive and increased competition could reduce our sales.

The markets for our products are highly competitive. We compete based on quality, service, price, performance, timely delivery and technological innovation. Many of our competitors are more diversified and have greater financial and other resources than we do. In addition, with respect to certain products, some of our competitors are divisions of our OEM customers. We cannot assure that our business will not be adversely affected by competition or that we will be able to maintain our profitability if the competitive environment changes.

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on several principal customers for a significant percentage of our net sales. In 2012, our top three customers were Navistar International Corporation, Deere & Company and Ford Motor Company, which comprised 18%, 13% and 5% of our net sales, respectively. In 2012, our top ten customers accounted for 57% of our net sales. The loss of any significant portion of our sales to these customers or any other customers would have a material adverse effect on our results of operations and financial condition. The contracts we have entered into with many of our customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of

products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or any group of related models sold by any of our major customers could have a material adverse effect on our results of operations and financial condition by reducing cash flows and our ability to spread costs over a larger revenue base. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on any such model, which could have a material adverse impact on our business, financial condition or results of operations. In addition, we have significant receivable balances related to these customers and other major customers that would be at risk in the event of their bankruptcy.

Consolidation among vehicle parts customers and suppliers could make it more difficult for us to compete successfully.

The vehicle part supply industry has undergone a significant consolidation as OEM customers have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to our customers. The trend toward consolidation among vehicle parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete successfully in the future with these larger, consolidated companies, our business, financial condition or results of operations could be adversely affected.

We rely on independent dealers and distributors to sell certain products in the aftermarket sales channel and a disruption to this channel would harm our business.

Because we sell certain products such as security accessories and driver information products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. If dealers and distributors do not maintain sufficient inventory levels to meet customer demand, our sales could be negatively impacted.

Our dealer network also sells products offered by our competitors. If our competitors offer our dealers more favorable terms, those dealers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors, or to expand our distribution channels, our business will suffer.

We are dependent on the availability and price of raw materials and other supplies.

We require substantial amounts of raw materials and other supplies, and substantially all such materials we require are purchased from outside sources. The availability and prices of raw materials and other supplies may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers and interruptions in production by suppliers, weather emergencies, commercial disputes, acts of terrorism or war, changes in exchange rates and worldwide price levels. As demand for raw materials and other supplies increases as a result of a recovering economy, we may have difficulties obtaining adequate raw materials and other supplies from our suppliers to satisfy our customers. At times, we have experienced difficulty obtaining adequate supplies of semiconductors and memory chips for our Electronics segment and nylon and resins for our Control Devices segment. If we cannot obtain adequate raw materials and other supplies, or if we experience an increase in the price of raw materials and other supplies, our business, financial condition or results of operations could be materially adversely affected.

We use a variety of commodities, including copper, zinc, resins and certain other commodities. Increasing commodity costs could have a negative impact on our results. We have sought to alleviate the effect of

increasing costs by including a material pass-through provision in our customer contracts whenever possible, and at times by selectively hedging a portion of our copper exposure. The inability to pass-through increasing commodity costs may have a material adverse effect on our business, financial condition or results of operations.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

Our products are subject to changing technology, which could place us at a competitive disadvantage relative to alternative products introduced by competitors. Our success will depend on our ability to continue to meet customers' changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require significant ongoing and recurring additional capital expenditures and investment in product development and manufacturing and management information systems. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Our inability to continuously improve existing products, to develop new products and to achieve technological advances could have a material adverse effect on our business, financial condition or results of operations.

PST's Global Positioning Systems ("GPS") products depend upon satellites maintained by the United States Department of Defense. If a significant number of these satellites become inoperable, unavailable or are not replaced, or if the policies of the United States government for the use of the GPS without charge are changed, our business will suffer.

The GPS is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of seven and a half years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, the average age is six years.

If a significant number of satellites were to become inoperable, unavailable or are not replaced, it would impair the current utility of our GPS products and the growth of market opportunities. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period, or that the policies of the U.S. government that provide for the use of the GPS without charge and without accuracy degradation will remain unchanged. Because of the increasing commercial applications of the GPS, other U.S. government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of our products to select GPS-based products instead of products based on competing technologies, which could adversely affect our operational revenues and our financial condition.

We may incur material product liability costs.

We may be subject to product liability claims in the event that the failure of any of our products results in personal injury or death and we cannot assure you that we will not experience material product liability losses in the future. We cannot assure you that our product liability insurance will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or customer OEM-instituted recalls involving such products. Asuccessful claim brought against us that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our business, financial condition or results of operations.

Increased or unexpected product warranty claims could adversely affect us.

We typically provide our customers a warranty covering workmanship, and in some cases materials, on products we manufacture. Our warranty generally provides that products will be free from defects and adhere to customer specifications. If a product fails to comply with the warranty, we may be obligated or compelled, at our expense, to correct any defect by repairing or replacing the defective product. We maintain warranty reserves in an amount based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserves, we must forecast the resolution of existing claims, as well as expected future claims on products previously sold. The amounts estimated to be due and payable could differ materially from what we may ultimately be required to pay. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could have a material adverse effect on our customer relations and our financial condition or results of operations.

If we fail to protect our intellectual property rights or maintain our rights to use licensed intellectual property or are found liable for infringing the rights of others, our business could be adversely affected.

Our intellectual property, including our patents, trademarks, copyrights, trade secrets and license agreements, are important in the operation of our businesses, and we rely on the patent, trademark, copyright and trade secret laws of the United States and other countries, as well as nondisclosure agreements, to protect our intellectual property rights. We may not, however, be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property, breaching any nondisclosure agreements with us, or independently developing technology that is similar or superior to ours and not covered by our intellectual property. Any of the foregoing could reduce any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. We cannot assure you that any intellectual property will provide us with any competitive advantage or will not be challenged, rejected, cancelled, invalidated or declared unenforceable. In the case of pending patent applications, we may not be successful in securing issued patents, or securing patents that provide us with a competitive advantage for our businesses. In addition, our competitors may design products around our patents that avoid infringement and violation of our intellectual property rights.

We cannot be certain that we have rights to use all intellectual property used in the conduct of our businesses or that we have complied with the terms of agreements by which we acquire such rights, which could expose us to infringement, misappropriation or other claims alleging violations of third party intellectual property rights. Third parties have asserted and may assert or prosecute infringement claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claims regarding intellectual property rights of others, could result in substantial costs and in a diversion of our resources. Any such claims and resulting litigation could require us to enter into licensing agreements (if available on acceptable terms or at all), pay damages and cease making or selling certain products and could result in a loss of our intellectual property protection. Moreover, we may need to redesign some of our products to avoid future infringement liability. We also may be required to indemnify customers or other third parties at significant expense in connection with such claims and actions. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Disruptions in the financial markets could adversely impact the availability and cost of credit which could negatively affect our business.

Our asset-based credit facility (the "Credit Facility") has a maximum borrowing level of $100.0 million and is scheduled to expire on December 1, 2016. The available borrowing capacity on this Credit Facility is based on eligible current assets, as defined. As of December 31, 2012, we had undrawn borrowing capacity of $74.1 million, based on eligible current assets. We will need to refinance the Credit Facility prior to its expiration. Disruptions in the financial markets, including the bankruptcy, insolvency or

restructuring of certain financial institutions, and the general lack of liquidity may adversely impact the availability and cost of credit. We may be required to refinance the credit facility at terms and rates that are less favorable than our current terms and rates, which could adversely affect our business, financial condition or results of operations.

Our debt obligations could limit our flexibility in managing our business and expose us to risks.

As of December 31, 2012, the principal amount of our senior secured notes was $175.0 million. In addition, we are permitted under our Credit Facility and the indenture governing our senior secured notes to incur additional debt, subject to specified limitations. Our high degree of leverage and the terms of our indebtedness may have important consequences including the following:

- we may have difficulty satisfying our obligations with respect to our indebtedness, and if we fail to comply with these requirements, an event of default could result;
- we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;
- covenants relating to our debt may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;
- covenants relating to our debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- we may be more vulnerable than our competitors to the impact of economic downturns and adverse developments in our business; and
- we may be placed at a competitive disadvantage against any less leveraged competitors.

These and other consequences of our substantial leverage and the terms of our indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Covenants in our Credit Facility and our indenture governing the senior secured notes may limit our ability to pursue our business strategies.

Our Credit Facility and the indenture governing our senior secured notes limit our ability to, among other things:

- incur additional debt and guarantees;
- pay dividends and repurchase our shares;
- make other restricted payments, including investments;
- create liens;
- sell or otherwise dispose of assets, including capital shares of subsidiaries;
- enter into agreements that restrict dividends from subsidiaries;
- enter into transactions with our affiliates;
- consolidate, merge or sell or otherwise dispose of all or substantially all of our assets; and
- substantially change the nature of our business.

The agreement governing our Credit Facility also requires us to maintain a ratio of (i) consolidated EBITDA, as defined in the Credit Facility, less specified items to (ii) consolidated fixed charges, as defined in the Credit Facility, of at least 1.10 to 1.00 whenever undrawn availability under the Credit Facility is less

than $20.0 million. Our ability to comply with this fixed charge coverage ratio requirement, as well as the restrictive covenants under the terms of our indebtedness, may be affected by events beyond our control.

The restrictions contained in the indenture governing our senior secured notes and the agreement governing our Credit Facility could:

- limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and
- adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants under our indebtedness or our inability to comply with the fixed charge coverage ratio requirement in the Credit Facility could result in a default under the agreement governing the Credit Facility and the indenture governing the senior secured notes. If a default occurs, holders of the senior secured notes could declare all principal and interest to be due and payable, the lenders under the Credit Facility could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and terminate any commitments they have to provide further borrowings, and holders of the senior secured notes and the Credit Facility lenders could pursue foreclosure and other remedies against us and our assets. The covenants included in our Credit Facility to date have not and are not expected to have an impact on our financing flexibility.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make scheduled payments on, or to refinance, our obligations with respect to our indebtedness will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. The Credit Facility and the indenture governing our senior secured notes restrict our ability to dispose of assets and use the proceeds from the disposition. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, could materially and adversely affect our business, financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the senior secured notes could declare all outstanding principal and interest to be due and payable, the lenders under our Credit Facility could terminate their commitments to lend us money, holders of the senior secured notes and the lenders under the Credit Facility could foreclose on or exercise other remedies against the assets securing the senior secured notes and borrowings under our Credit Facility and we could be forced into bankruptcy, liquidation or other insolvency proceedings, which, in each case, could result in your losing your investment in our Common Shares.

Our physical properties and information systems are subject to damage as a result of disasters, outages or similar events.

Our offices and facilities, including those used for design and development, material procurement, manufacturing, logistics and sales are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices was to experience a significant loss as a result of any of the above events, it could disrupt our operations, delay production, shipments and revenue, and result in large costs to repair or replace these facilities or offices.

In addition, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects, computer viruses and computer security violations pose increasing risks. Such an event could also result in the disruption of our operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

We may experience increased costs and other disruptions to our business associated with labor unions.

As of December 31, 2012, we had approximately 8,700 employees, approximately 3,000 of whom were salaried, and the balance of whom were paid on an hourly basis. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Brazil, Estonia, France, Mexico, Spain, Sweden and the United Kingdom either (i) are represented by a union and are covered by a collective bargaining agreement or (ii) are covered by works council or other employment arrangements required by law. We cannot assure you that other employees will not be represented by a labor organization in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Any work stoppage or other labor disruption involving our employees, employees of our customers (many of which customers have employees who are represented by unions), or employees of our suppliers could have a material adverse effect on our business, financial condition or results of operations by disrupting our ability to manufacture our products or reducing the demand for our products.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things:

- the discharge of pollutants into the air and water;
- the generation, handling, storage, transportation, treatment, and disposal of waste and other materials;
- the cleanup of contaminated properties; and
- the health and safety of our employees.

Our business, operations and facilities are subject to environmental and health and safety laws and regulations, many of which provide for substantial fines for violations. The operation of our manufacturing facilities entails risks and we cannot assure you that we will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. Changes in environmental, health and safety laws, regulations and requirements or other governmental regulations could increase our cost of doing business or adversely affect the demand for our products.

We also may be required to investigate or clean up contamination resulting from past or current uses of our properties. At our former Sarasota, Florida, facility, for example, groundwater and soil contamination caused by operations before we acquired the facility will require future cleanup. The costs of such remediation could have a material adverse effect on our business, financial condition or results of operations. Although no other environmental matters have been identified, other matters involving environmental contamination may also have a material adverse effect on our business, financial condition or results of operations.

We are subject to risks related to our international operations.

Approximately 34.8% of our net sales in 2012 were derived from sales outside of North America. At December 31, 2012, significant concentrations of net assets outside of North America included $179.1 million assigned to South America and $55.8 million assigned to Europe and other. Non-current assets outside of North America accounted for approximately 70.6% of our non-current assets as of December 31, 2012. International sales and operations are subject to significant risks, including, among others:

- political and economic instability;
- restrictive trade policies;
- economic conditions in local markets;
- currency exchange controls;
- labor unrest;
- difficulty in obtaining distribution support and potentially adverse tax consequences; and
- the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws.

We have foreign currency translation and transaction risks that may materially adversely affect our operating results, financial condition and liquidity.

The financial position and results of operations of many of our international subsidiaries are initially recorded in various foreign currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. The strengthening of the U.S. dollar against these foreign currencies ordinarily has a negative effect on our reported sales and operating margin (and conversely, the weakening of the U.S. dollar against these foreign currencies has a positive impact). The volatility of currency exchange rates may materially adversely affect our operating results.

Our annual effective tax rate could be volatile and materially change as a result of changes in the mix of earnings and other factors.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expense and benefits are not recognized on a global basis, but rather on a jurisdictional or legal entity basis. Losses in certain jurisdictions may not provide a current financial statement tax benefit. As a result, changes in the mix of earnings between jurisdictions, among other factors, could have a significant effect on our overall effective tax rate.

We may not be able to successfully integrate acquisitions into our business or may otherwise be unable to benefit from pursuing acquisitions.

Failure to successfully identify, complete and/or integrate acquisitions could have a material adverse effect on us. A portion of our growth in sales and earnings has been generated from acquisitions and subsequent improvements in the performance of the businesses acquired. We expect to continue a

strategy of selectively identifying and acquiring businesses with complementary products. We cannot assure you that any business acquired by us will be successfully integrated with our operations or prove to be profitable. We could incur substantial indebtedness in connection with our acquisition strategy, which could significantly increase our interest expense. Covenant restrictions relating to such indebtedness could restrict our ability to pay dividends, fund capital expenditures and consummate additional acquisitions. We anticipate that acquisitions could occur in geographic markets, including foreign markets, in which we do not currently operate. As a result, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any failure to successfully integrate such acquisitions could have a material adverse effect on our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company and its joint venture currently own or lease 21 manufacturing facilities that are in use, which together contain approximately 1.8 million square feet of manufacturing space. Of these manufacturing facilities, four are used by our Electronics reportable segment, eight are used by our Wiring reportable segment, six are used by our Control Devices reportable segment, two are used by our PST reportable segment and one is used by our joint venture company, Minda. The following table provides information regarding our facilities:

Location	Owned/ Leased	Use	Square Footage
Electronics			
Juarez, Mexico(A)	Owned	Manufacturing	183,854
Tallinn, Estonia(A)	Leased	Manufacturing	85,911
Orebro, Sweden	Leased	Manufacturing	77,472
Stockholm, Sweden	Leased	Engineering Office/Division Office	43,847
Dundee, Scotland	Leased	Manufacturing/Sales Office/Engineering Office	32,753
Bayonne, France	Leased	Sales Office/Warehouse	9,655
Stockholm, Sweden	Owned	Sales Office/Warehouse	2,013
Madrid, Spain	Leased	Sales Office/Warehouse	1,560
Rome, Italy	Leased	Sales Office	1,216
Wiring			
Portland, Indiana	Owned	Manufacturing	182,000
Saltillo, Mexico	Leased	Manufacturing	144,929
Chihuahua, Mexico	Owned	Manufacturing	135,569
Monclova, Mexico	Leased	Manufacturing	114,140
Walled Lake, Michigan	Leased	Manufacturing	80,416
Chihuahua, Mexico	Leased	Manufacturing	61,619
El Paso, Texas	Leased	Warehouse	50,000
Chihuahua, Mexico	Leased	Manufacturing	49,805
Chihuahua, Mexico	Leased	Warehouse	17,025
Portland, Indiana	Leased	Warehouse	25,000
Warren, Ohio	Leased	Engineering Office/Division Office	24,570
Chihuahua, Mexico	Leased	Engineering Office/Manufacturing	10,000
Eagle Pass, Texas	Leased	Warehouse	6,400
Control Devices			
Lexington, Ohio	Owned	Manufacturing/Division Office	219,612
Canton, Massachusetts	Owned	Manufacturing	132,560
Suzhou, China(B)	Leased	Manufacturing/Warehouse	25,737
Lexington, Ohio	Leased	Warehouse	15,000
Suzhou, China	Leased	Manufacturing	12,228
Lexington, Ohio	Leased	Warehouse	7,788
Shanghai, China	Leased	Engineering Office/Sales Office	6,345
Suzhou, China	Leased	Manufacturing	5,737
Lexington, Ohio	Leased	Manufacturing	2,700
PST			
Manaus, Brazil	Owned	Manufacturing	102,247
São Paulo, Brazil	Owned	Manufacturing/Engineering Office/Division Office	45,467
Buenos Aires, Argentina	Leased	Sales Office	3,551
Corporate			
Novi, Michigan	Leased	Sales Office/Engineering Office	9,400
Warren, Ohio	Owned	Headquarters	7,500
Stuttgart, Germany	Leased	Sales Office/Engineering Office	1,000
Seoul, South Korea	Leased	Sales Office	330
Joint Venture			
Pune, India	Owned	Manufacturing/Engineering Office/Sales Office	80,000

(A) These facilities are also used in the Control Devices reportable segment.

(B) This facility is also used in the Electronics reportable segment.

Item 3. Legal Proceedings.

We are involved in certain legal actions and claims arising in the ordinary course of business. However, we do not believe that any of the litigation in which we are currently engaged, either individually or in the aggregate, will have a material adverse effect on our business, consolidated financial position or results of operations. We are subject to the risk of exposure to product liability claims in the event that the failure of any of our products causes personal injury or death to users of our products and there can be no assurance that we will not experience any material product liability losses in the future. We maintain insurance against such product liability claims. In addition, if any of our products prove to be defective, we may be required to participate in a government-imposed or customer OEM-instituted recall involving such products.

Item 4. Mine Safety Disclosure.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SRI." As of February 22, 2013, we had 28,462,649 Common Shares, without par value, outstanding which were owned by approximately 300 registered holders, including Common Shares held in the names of brokers and banks (so-called "street name" holdings) who are record holders with approximately 2,500 beneficial owners.

The Company has not historically paid or declared dividends, which are restricted under both our senior secured notes and our asset-based credit facility (the "Credit Facility"), on our Common Shares. We may only pay cash dividends in the future if immediately prior to and immediately after the payment is made, no event of default shall have occurred and outstanding indebtedness under our Credit Facility is not greater than or equal to $20.0 million before and after the payment of the dividend. We currently intend to retain our earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction in outstanding indebtedness. Accordingly, we do not expect to pay cash dividends in the foreseeable future.

High and low sales prices for our Common Shares for each quarter ended during 2012 and 2011 are as follows:

Quarter Ended	High	Low
2012		
March 31	**$10.89**	**$ 8.26**
June 30	**$10.15**	**$ 6.21**
September 30	**$ 7.03**	**$ 4.45**
December 31	**$ 5.36**	**$ 4.51**
2011		
March 31	$17.22	$14.18
June 30	$15.44	$12.90
September 30	$15.45	$ 5.17
December 31	$ 9.17	$ 4.53

The following table presents information with respect to repurchases of Common Shares made by us during the three months ended December 31, 2012. These shares were delivered to us by employees as payment for the withholding taxes due upon the vesting of stock awards:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
10/1/12-10/31/12	603	$4.93	—	—
11/1/12-11/30/12	—	—	—	—
12/1/12-12/31/12	—	—	—	—
Total	603	$4.93	—	—

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our Common Shares with the cumulative total return of hypothetical investments in the Morningstar Auto Parts Industry Group Index and the NYSE Composite Index based on the respective market price of each investment as of December 31, 2007, 2008, 2009, 2010, 2011 and 2012 assuming in each case an initial investment of $100 on December 31, 2007, and reinvestment of dividends.



	2007	2008	2009	2010	2011	2012
Stoneridge, Inc.	$100	$56	$112	$196	$105	**$ 64**
Morningstar Auto Parts Index[(A)]	$100	$51	$ 86	$144	$111	**$135**
NYSE Composite Index	$100	$61	$ 78	$ 89	$ 86	**$ 99**

(A) The Morningstar Auto Parts Group Index was formerly known as the Hemscott Group — Industry Group 333 Index.

For information on "Related Stockholder Matters" required by Item 201(d) of Regulation S-K, refer to Item 12 of this report.

Item 6. Selected Financial Data.

The following table sets forth selected historical financial data and should be read in conjunction with the consolidated financial statements and notes related thereto and other financial information included elsewhere herein. The selected historical data was derived from our consolidated financial statements.

Years ended December 31 (in thousands, except per share data)	2012[(A)]	2011[(A)]	2010	2009	2008
Statement of Operations Data:					
Net sales:					
Electronics	**$216,053**	$238,537	$179,895	$139,182	$263,697
Wiring	**329,831**	328,374	260,965	195,452	305,225
Control Devices	**271,765**	262,935	240,894	176,815	236,038
PST	**180,410**	—	—	—	—
Eliminations	**(59,546)**	(64,473)	(46,528)	(36,297)	(52,262)
Total net sales	**$938,513**	$765,373	$635,226	$475,152	$752,698
Gross profit	**$224,644**	$146,777	$145,556	$ 87,732	$166,899
Operating income (loss)[(B)]	**$ 28,729**	$ 13,526	$ 23,524	$ (18,496)	$ (42,659)
Equity in earnings of investees	**$ 760**	$ 10,034	$ 10,346	$ 7,775	$ 13,490
Income (loss) before income taxes[(B), (C)]					
Electronics	**$ 10,049**	$ 14,743	$ 37,807	$ (15,732)	$ 795
Wiring	**(289)**	(17,119)	4,177	1,821	37,918
Control Devices	**15,048**	17,145	15,877	(6,463)	(78,817)
PST – consolidated	**(4,985)**	—	—	—	—
PST – equity in earnings of investees	**—**	8,805	9,490	7,385	12,788
Other corporate activities	**635**	63,461	(35,164)	1,192	(2,139)
Corporate interest	**(15,898)**	(15,393)	(20,163)	(21,782)	(20,708)
Total income (loss) before income taxes	**$ 4,560**	$ 71,642	$ 12,024	$ (33,579)	$ (50,163)
Net income (loss)[(B), (D)]	**$ 3,748**	$ 45,537	$ 11,346	$ (32,576)	$ (96,915)
Net income (loss) attributable to noncontrolling interest	**(1,613)**	(3,820)	(184)	82	—
Net income (loss) attributable to Stoneridge, Inc.[(B) (D)]	**$ 5,361**	$ 49,357	$ 11,530	$ (32,658)	$ (96,915)
Basic net income (loss) per share[(B), (C)]	**$ 0.20**	$ 2.04	$ 0.48	$ (1.38)	$ (4.15)
Diluted net income (loss) per share[(B), (C)]	**$ 0.20**	$ 2.00	$ 0.47	$ (1.38)	$ (4.15)
Other Data					
Product development expenses	**$ 44,798**	$ 35,263	$ 37,563	$ 32,993	$ 45,509
Capital expenditures	**$ 26,352**	$ 26,290	$ 18,574	$ 11,998	$ 24,573
Depreciation and amortization[(E)]	**$ 34,459**	$ 19,085	$ 19,285	$ 19,939	$ 26,399
Balance Sheet Data (as of December 31):					
Working capital	**$157,585**	$131,534	$137,193	$145,306	$163,050
Total assets	**$592,691**	$695,495	$386,736	$367,008	$385,100
Long-term debt, less current portion	**$181,311**	$183,711	$167,903	$183,431	$183,000
Shareholders' equity	**$193,834**	$180,639	$ 91,219	$ 76,467	$ 94,421

(A) The acquisition of a controlling interest in PST occurred on December 31, 2011. See Note 2 to the consolidated financial statements included in this report. PST's balance sheet is reflected in the consolidated balance sheet as of December 31, 2012 and 2011. The Company recognized a one-time non-cash pre-tax gain on previously held equity interest of $65,372 related to the acquisition in 2011.

(B) Our 2008 operating loss, loss before income taxes, net loss, net loss attributable to Stoneridge, Inc. and related basic and diluted net loss per share amounts include a non-cash, pre-tax goodwill impairment loss of $65,175.

(C) During the year ended December 31, 2010, we placed Stoneridge Pollak Limited ("SPL") into administration. As a result, we recognized a gain within the Electronics reportable segment of $32,512 and losses within other corporate activities and within the Control Devices reportable segment of $32,039 and $473, respectively.

(D) Our 2008 net loss, net loss attributable to Stoneridge, Inc. and related basic and diluted net loss per share amounts include a non-cash deferred tax asset valuation allowance of $62,006.

(E) These amounts represent depreciation and amortization on fixed and certain finite-lived intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Background

We are a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the commercial, automotive, agricultural, motorcycle and off-highway vehicle markets.

Acquisition of Controlling Interest in PST Eletrônica Ltda. ("PST")

As of December 31, 2011, we completed the acquisition of an additional 24% controlling interest in PST. As a result, we now own 74% of the outstanding equity of PST, which is a Brazil-based electronics system provider focused on electronic vehicle alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices, primarily for the South American automotive and motorcycle markets. In exchange for the controlling interest in PST, we paid the sellers $29.7 million in cash and issued 1.9 million Common Shares of the Company.

Because a controlling interest in PST was not acquired until the close of business on December 31, 2011, the results for the year ended December 31, 2011 were accounted for as an unconsolidated joint venture under the equity method of accounting such that our 50% portion of PST's after-tax earnings were included within equity in earnings of investees in the statement of operations.

PST's results for the year ended December 31, 2012 were consolidated such that 100% of PST's operations were included in each line from sales through net income in the Company's statement of operations with the 26% noncontrolling interest deducted in the net income (loss) attributable to noncontrolling interest line and used to compute our portion of PST's net income (loss). Due to the acquisition of controlling interest the Company fair valued the assets and liabilities of PST as of December 31, 2011, the depreciation and amortization associated with these purchase accounting adjustments related to inventory, property, plant and equipment and finite lived intangibles have been included in the statement of operations for the year ended December 31, 2012.

Segments

We are primarily organized by markets served and products produced. Under this structure, our operations have been reported utilizing the following segments:

Electronics

This segment includes results of operations that design and manufacture electronic instrument clusters, electronic control units and driver information systems.

Wiring

This segment includes results of operations that design electrical power and signal distribution systems, primarily wiring harnesses and connectors and instrument panel assembly.

Control Devices

This segment includes results of operations that design and manufacture sensors, switches, valves and actuators.

PST

This segment includes results of operations that specialize in the design, manufacture and sale of electronic vehicle alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices in South America.

In the fourth quarter of 2012, the Company changed its reportable segments in accordance with the manner in which the Company's chief operating decision maker receives and reviews financial

information to evaluate performance and allocate resources. As a result, the Company's Wiring business unit is its own reporting segment for financial reporting purposes. Historically, the Wiring business unit was included in the Electronics reporting segment. The Company has revised the consolidated segment information for all periods presented in this Annual Report on Form 10-K to reflect this change in presentation.

Overview

Net income attributable to Stoneridge, Inc. was $5.4 million, or $0.20 per diluted share for the year ended December 31, 2012 compared to $49.4 million, or $2.00 per diluted share for the year ended December 31, 2011. Our 2011 diluted earnings per share was benefited by $1.72 due to an after-tax gain on previously held equity interest resulting from the acquisition of controlling interest in PST.

For the year ended December 31, 2012, net sales were $938.5 million, an increase of $173.1 million over our net sales for the year ended December 31, 2011 of $765.4 million. The increase in our net sales was primarily a result of the acquisition of controlling interest in PST which had net sales of $180.4 million in 2012. Our 2012 net sales were positively affected by increased sales volume in the North American agricultural vehicle market. Sales volumes in the North American automotive vehicle market slightly increased during the year ended December 31, 2012 when compared to the year ended December 31, 2011, but were more than offset by lower commercial vehicle sales volume of $17.4 million primarily related to a significant customer. Our net sales in South America were due to the acquisition of a controlling interest in PST such that PST's revenues were consolidated for the year ended December 31, 2012. Our decrease in net sales in Europe and Other was primarily due to decreased sales volume of European automotive vehicle market products and unfavorable foreign currency translation of approximately $5.3 million for the year ended December 31, 2012.

Our selling, general and administrative ("SG&A") increased from $128.3 million for the year ended December 31, 2011 to $195.9 million for the year ended December 31, 2012. This $67.6 million, or 52.7%, increase in SG&A was primarily due to the consolidation of PST in our 2012 results which had SG&A expenses of $70.9 million which included purchase accounting amortization of $5.7 million and business realignment charges of $0.9 million. Lower incentive compensation expenses partially offset the increase in SG&A expenses for the year ended Decernber 31, 2012 when compared to 2011. Product development expenses included within SG&A increased by $9.5 million to $44.8 million for the year ended December 31, 2012 from $35.3 million for the year ended December 31, 2011 primarily due to PST's product development expenses which were $8.4 million for the year ended December 31, 2012.

At December 31, 2012 and December 31, 2011, we maintained cash and cash equivalents balances of $44.6 million and $78.7 million, respectively. Our cash balance at December 31, 2011 included $19.8 million which was used to pay for a portion of the acquisition of the additional interest in PST on January 5, 2012. As discussed in Note 4 to the consolidated financial statements, we had $38.0 million in borrowings outstanding on our asset-based credit facility (the "Credit Facility") at December 31, 2011. There were no borrowings outstanding on the Credit Facility at December 31, 2012. We had undrawn borrowing capacity of $74.1 million and $29.5 million at December 31, 2012 and 2011, respectively.

Outlook

The North American commercial vehicle market weakened during 2012. We expect continued softness in the commercial vehicle market to be offset by an expected increase in sales to a significant customer in that market which will benefit our Wiring segment in 2013. If actual production is lower than forecasted it will negatively affect our Wiring segment.

The improvement in the North American automotive vehicle market had a favorable effect on our Control Devices segment's results. North American automotive vehicle production was 15.4 million units for 2012. For 2013, this production volume is forecasted to be in the range of 15.4 million to 15.9 million units. If this forecasted increase in production volume occurs it will favorably affect our Control Devices segment.

Our European commercial vehicle market sales which were flat in 2012 are expected to improve during 2013. If actual production is lower than forecasted it will negatively affect our Electronics segment.

Agricultural vehicle sales increased during 2012 when compared to 2011, which favorably affected our Wiring segment. We believe that this market will continue to improve during 2013.

Our PST segment revenues are expected to be consistent with 2012 and will benefit from an expected modest economic recovery in Brazil.

Due to the competitive nature of the markets we serve, in the ordinary course of business we face pricing pressures from our customers. In response to these pricing pressures we have been able to effectively manage our production costs by the combination of lowering certain costs and limiting the increase of others, the net impact of which has not been material. However, if we are unable to effectively manage production costs in the future to mitigate future pricing pressures, our results of operations may be adversely affected.

Year Ended December 31, 2012 Compared To Year Ended December 31, 2011

Consolidated statements of operations as a percentage of net sales are presented in the following table (in thousands):

Years ended December 31	2012		2011		Dollar increase/ (decrease)
Net sales	**$938,513**	**100.0%**	$765,373	100.0%	$173,140
Costs and expenses:					
Cost of goods sold	**713,869**	**76.1**	618,596	80.8	95,273
Selling, general and administrative	**195,915**	**20.8**	128,306	16.8	67,609
Goodwill impairment charge	—	—	4,945	0.6	(4,945)
Operating income	**28,729**	**3.1**	13,526	1.8	15,203
Interest expense, net	**20,033**	**2.1**	17,234	2.3	2,799
Equity in earnings of investees	**(760)**	**(0.1)**	(10,034)	(1.3)	9,274
Gain on previously held equity interest	—	—	(65,372)	(8.5)	65,372
Other expense, net	**4,896**	**0.6**	56	—	4,840
Income before income taxes	**4,560**	**0.5**	71,642	9.3	(67,082)
Provision for income taxes	**812**	**0.1**	26,105	3.4	(25,293)
Net income	**3,748**	**0.4**	45,537	5.9	(41,789)
Net loss attributable to noncontrolling interest	**(1,613)**	**(0.2)**	(3,820)	(0.5)	2,207
Net income attributable to Stoneridge, Inc.	**$ 5,361**	**0.6%**	$ 49,357	6.4%	$ (43,996)

Net Sales. Net sales for our reportable segments, excluding inter-segment sales are summarized in the following table (in thousands):

Years ended December 31	2012		2011		Dollar increase/ (decrease)	Percent increase/ (decrease)
Electronics	**$164,196**	**17.5%**	$180,508	23.6%	$ (16,312)	(9.0)%
Wiring	**326,048**	**34.7**	325,549	42.5	499	0.2%
Control Devices	**267,859**	**28.6**	259,316	33.9	8,543	3.3%
PST	**180,410**	**19.2**	—	—	180,410	NM
Total net sales	**$938,513**	**100.0%**	$765,373	100.0%	$173,140	22.6%

NM — Not meaningful

Our Electronics segment sales decreased primarily due to a decrease in our European automotive product sales and an unfavorable foreign currency translation of approximately $5.5 million related to our European operations during 2012 when compared to 2011.

Our Wiring segment sales were consistent with 2011 as volume increases in the North American agricultural vehicle market were offset by volume decreases in our commercial vehicle products primarily related to a significant customer.

Our Control Devices segment sales increased due to higher volume in our served markets by approximately $6.4 million during 2012 when compared to the prior year. In particular, volume increases in the North American automotive vehicle and commercial vehicle markets were approximately $4.3 million and $2.1 million, respectively.

Our PST segment had revenue of $180.4 million for the year ended December 31, 2012. PST revenues were negatively impacted by a weakened Brazilian economy and an unfavorable foreign currency translation.

Net sales by geographic location are summarized in the following table (in thousands):

Years ended December 31	2012		2011		Dollar increase/ (decrease)	Percent increase/ (decrease)
North America	**$611,756**	**65.2%**	$601,490	78.6%	$ 10,266	1.7%
South America	**180,410**	**19.2**	—	—	180,410	NM
Europe and other	**146,347**	**15.6**	163,883	21.4	(17,536)	(10.7)%
Total net sales	**$938,513**	**100.0%**	$765,373	100.0%	$173,140	22.6%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The increase in North American net sales for the year ended December 31, 2012 was primarily attributable to increased sales volume in our North American agricultural vehicle market of $23.5 million, partially offset by lower commercial vehicle sales volume of $17.4 million primarily related to a significant customer. Our net sales in South America were due to the acquisition of a controlling interest in PST such that its revenues were consolidated during 2012. Our decrease in net sales in Europe and Other was primarily due to decreased sales volume of European automotive vehicle market products and unfavorable foreign currency translation of approximately $5.3 million in comparison to the prior year.

Cost of Goods Sold. Cost of goods sold increased by $95.3 million primarily due to the consolidation of PST, which had cost of goods sold of $108.9 million for the year ended December 31, 2012 which included purchase accounting inventory costs of $3.2 million and business realignment charges of $0.7 million. Cost of goods sold was favorably impacted by improved productivity, lower overhead costs and favorable changes to foreign exchange rates and commodity prices in our Wiring segment, partially offset by an unfavorable change in mix of products sold in our Control Devices segment.

Our gross margin increased by 4.7% to 23.9% for the year ended December 31, 2012 compared to 19.2% for the year ended December 31, 2011 primarily due to the consolidation of PST in our 2012 results, which had a gross margin of 39.6%. In addition, improvements in labor productivity, lower overhead resulting from lower premium freight costs and favorable fluctuations in foreign currency exchange rates favorably affected our gross margin.

Our Electronics segment gross margin decreased from 2011 primarily due to lower sales.

Our Wiring segment gross margin increased from 2011 despite consistent sales due to improvements in labor productivity, lower overhead primarily related to lower premium freight and favorable fluctuations in foreign currency exchange rates and certain commodity prices.

Our Control Devices segment gross margin declined despite higher sales primarily due to an unfavorable change in mix of products sold during 2012.

Selling, General and Administrative. SG&A expenses increased by $67.6 million for the year ended December 31, 2012 primarily due to the consolidation of PST in our 2012 results which had SG&A expenses of $70.9 million which included purchase accounting amortization of $5.7 million and business realignment charges of $0.9 million. Product development expenses included within SG&A increased by $9.5 million to $44.8 million for the year ended December 31, 2012 from $35.3 million for the year ended December 31, 2011 primarily due to PST's product development expenses which were $8.4 million for the year ended December 31, 2012.

In response to a change in customer demand, the PST segment incurred business realignment charges of $1.6 million for the year ended December 31, 2012, of which $0.9 million was recorded in SG&A expenses with the remainder recorded in cost of goods sold. The charges consist primarily of severance costs related to workforce reductions.

Costs incurred for the Electronics segment during the years ended December 31, 2012 and 2011 related to restructuring initiatives for contract termination costs in connection with our cancelled lease in Mitcheldean, United Kingdom. The Company continued negotiations in regards to this lease and recorded additional amounts to reflect the expected costs to be paid until a settlement agreement was finalized to modify the terms of and the obligation associated with the property in the third quarter of 2012. The settlement and related obligation was consistent with previous estimates. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statements of operations as a component of SG&A expenses for the years ended December 31, 2012 and 2011. In connection with the restructuring initiative, the Company recorded restructuring charges during the year ended December 31, 2012 and 2011 of $0.3 million and $1.0 million, respectively, as part of SG&A expense.

Restructuring and business realignment charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2012 were as follows (in thousands):

	Electronics	Wiring	Control Devices	PST	Total
Severance costs	$ —	$—	$—	$917	$ 917
Contract termination costs	256	—	—	—	256
Total restructuring charges	$256	$—	$—	$917	$1,173

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2011 were as follows (in thousands):

	Electronics	Wiring	Control Devices	Total
Contract termination costs	$951	$—	$—	$951
Total restructuring charges	$951	$—	$—	$951

All above restructuring charges result in cash outflows. Severance costs related to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Goodwill Impairment Charge. During the fourth quarter of 2011, we performed our annual goodwill impairment test. As a result, our goodwill related to Bolton Conductive Systems, LLC ("BCS") was determined to be impaired and was partially written down. A goodwill impairment charge of $4.9 million was recorded during the year ended December 31, 2011. A portion of the goodwill impairment charge, $2.4 million, representing our minority partner's ownership interest, was recognized as an increase in net loss attributable to noncontrolling interest on the consolidated statement of operations for the year ended December 31, 2011. We recognized the goodwill impairment charge within our Wiring reportable

segment. The goodwill impairment charge was due to a reduction in military and defense related spending by customers since the acquisition of BCS.

Interest Expense, net. Interest expense, net increased by $2.8 million during 2012 when compared to the same period in the prior year primarily due to interest on PST's debt, which was $2.4 million for the year ended December 31, 2012, and a higher Credit Facility average outstanding balance during 2012.

Equity in Earnings of Investees. Equity earnings of investees decreased by $9.3 million which was primarily due to the acquisition of the controlling interest in PST as of December 31, 2011. Prior to the acquisition, PST was an unconsolidated joint venture accounted for under the equity method of accounting. As of and for the year ended December 31, 2012, PST is a consolidated subsidiary of the Company. Equity earnings for PST were $8.8 million for the year ended December 31, 2011. Equity earnings for Minda decreased by $0.4 million to $0.8 million for the year ended December 31, 2012 from $1.2 million for the year ended December 31, 2011. This decrease was primarily due to an unfavorable change in the foreign exchange rates in 2012 compared to 2011.

Gain on Previously Held Equity Interest. As a result of obtaining a controlling interest in PST on December 31, 2011, the Company's previously held equity interest in PST of 50% was remeasured to an acquisition date fair value. As a result, we recognized a one-time non-cash gain of $65.4 million related to the acquisition.

Other Expense, net. Other expense, net was $4.9 million for the year ended December 31, 2012 compared to $0.1 million for the year ended December 31, 2011. We record certain foreign currency transaction and forward currency hedge contract gains and losses as a component of other expense, net on the consolidated statement of operations. Our results for the year ended December 31, 2012 were unfavorably affected due to the volatility in certain foreign exchange rates between periods compared to the year ended December 31, 2011. The majority of the increase in other expense, net relates to the foreign currency translation losses, predominantly for PST's U.S. dollar denominated debt during 2012.

Income Before Income Taxes. Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands):

Years ended December 31	2012	2011	Dollar increase/ (decrease)	Percent increase/ (decrease)
Electronics	**$ 10,049**	$ 14,743	$ (4,694)	(31.8)%
Wiring	**(289)**	(17,119)	16,830	98.3%
Control Devices	**15,048**	17,145	(2,097)	(12.2)%
PST-consolidated	**(4,985)**	—	(4,985)	NM
PST-equity in earnings of investee	**—**	8,805	(8,805)	NM
Other corporate activities[(A)]	**635**	63,461	(62,826)	NM
Corporate interest expense	**(15,898)**	(15,393)	(505)	(3.3)%
Income before income taxes[(A)]	**$ 4,560**	$ 71,642	$(67,082)	(93.6)%

(A) Includes $65.4 million due to a one-time non-cash pre-tax gain on previously held equity interest from the PST acquisition of controlling interest for the year ended December 31, 2011.

The decrease in income before taxes in the Electronics reportable segment was primarily due to lower sales and was partially offset by lower SG&A expenses.

The lower loss before income taxes in the Wiring reportable segment was due to improvements in labor productivity, lower overhead including lower premium freight, favorable fluctuations in foreign currency exchange rates and certain commodity prices. The improvement in labor productivity and premium freight that positively affected our results for the year ended December 31, 2012 was $6.5 million. The decreases in foreign exchange rates and certain commodity prices also positively impacted our results by approximately $5.9 million and $1.0 million, respectively.

The decrease in income before income taxes in our Control Devices segment during the year ended December 31, 2012 when compared to the same period in the prior year was due to a change in mix of products sold, which more than offset the increase in sales.

Income before income taxes at PST for the year ended December 31, 2012 incorporates 100% of PST's pre-tax earnings which included depreciation and amortization of the purchase accounting adjustments related to inventory, property and equipment and finite lived intangibles of $9.2 million and business realignment charges of $1.6 million. PST's performance was negatively impacted by lower sales as a result of a weakened Brazilian economy, an unfavorable mix of products sold and an unfavorable change in foreign currency translation, while benefiting from lower operating costs associated with the business realignment initiative that occurred in the second quarter of 2012. Income before income taxes at PST for the year ended December 31, 2011 included only our 50% portion of PST's after-tax earnings.

The decrease in income before income taxes from Other corporate activities was primarily due to the one-time non-cash gain on previously held equity interest of $65.4 million related to the acquisition of controlling interest in PST which occurred during the year ended December 31, 2011.

Income before income taxes by geographic location are summarized in the following table (in thousands):

Years ended December 31	2012		2011		Dollar increase/ (decrease)	Percent increase/ (decrease)
North America	**$ 6,287**	**137.9%**	$65,167	91.0%	$(58,880)	(90.4)%
South America	**(4,985)**	**(109.3)**	8,805	12.3	(13,790)	(156.6)%
Europe and other	**3,258**	**71.4**	(2,330)	(3.3)	5,588	239.8%
Income before income taxes	**$ 4,560**	**100.0%**	$71,642	100.0%	$(67,082)	(93.6)%

Our North American results declined as a result of the one-time non-cash gain of $65.4 million related to the acquisition of controlling interest in PST which occurred during the year ended December 31, 2011. Offsetting this decrease were lower operating costs related to improved labor productivity, lower overhead including lower premium freight and favorable changes in foreign currency exchange rates and commodity prices, primarily the Mexican peso and copper, during the year ended December 31, 2012 as compared to 2011. North American income before income taxes includes interest expense, net of approximately $15.7 million and $15.5 million for the years ended December 31, 2012 and 2011, respectively.

Our South American results are composed entirely of our PST segment. Our South American results include all of PST's pre-tax earnings for the year ended December 31, 2012 while only 50% of PST's after-tax earnings are included for the year ended December 31, 2011 as PST was consolidated in the current period versus being an equity method investment in 2011. PST's 2012 income before income taxes was negatively impacted by depreciation and amortization of purchase accounting adjustments totaling $9.2 million and business realignment charges of $1.6 million.

Our European and other results improved from the same period in 2011 due lower SG&A expenses offset by lower sales in the European automotive vehicle market.

Provision for Income Taxes. We recognized a provision for income taxes of $0.8 million, or 17.8% of our income before income taxes, and $26.1 million, or 36.4% of income before income taxes, for federal, state and foreign income taxes for 2012 and 2011, respectively. We continue to assert that it is more-likely-than-not that our U.S. and certain foreign deferred tax assets will not be realized and provides a valuation allowance offsetting federal, state and certain foreign deferred tax assets. The decrease in tax expense for the year ended December 31, 2012 compared to the same period for 2011 was primarily attributable to the tax provided in 2011 related to the gain recognized on the write-up to fair market value of the historic investment in PST. In addition, the overall tax expense related to the investment in PST was lower in 2012 as compared to 2011 due to the consolidation of PST effective December 31, 2011. Finally, the

decrease in tax expense was partially offset by providing a valuation allowance against certain deferred tax assets related to our European operations in 2012. The effective tax rate for 2012 declined primarily due to the improvement in U.S. results which do not attract tax due to the valuation allowance.

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

Consolidated statements of operations as a percentage of net sales are presented in the following table (in thousands):

Years ended December 31	2011		2010		Dollar increase/ (decrease)
Net sales	$765,373	100.0%	$635,226	100.0%	$130,147
Costs and expenses:					
Cost of goods sold	618,596	80.8	489,670	77.1	128,926
Selling, general and administrative	128,306	16.8	122,032	19.2	6,274
Goodwill impairment charge	4,945	0.6	—	—	4,945
Operating income	13,526	1.8	23,524	3.7	(9,998)
Interest expense, net	17,234	2.3	21,780	3.4	(4,546)
Equity in earnings of investees	(10,034)	(1.3)	(10,346)	(1.6)	312
Loss on early extinguishment of debt	—	—	1,346	0.2	(1,346)
Gain on previously held equity interest	(65,372)	(8.5)	—		(65,372)
Other (income) expense, net	56	—	(1,280)	(0.2)	1,336
Income before income taxes	71,642	9.3	12,024	1.9	59,618
Provision for income taxes	26,105	3.4	678	0.1	25,427
Net income	45,537	5.9	11,346	1.8	34,191
Net loss attributable to noncontrolling interest	(3,820)	(0.5)	(184)	—	(3,636)
Net income attributable to Stoneridge, Inc.	$ 49,357	6.4%	$ 11,530	1.8%	$ 37,827

Net Sales. Net sales for our reportable segments, excluding inter-segment sales are summarized in the following table (in thousands):

Years ended December 31	2011		2010		Dollar increase	Percent increase
Electronics	$180,508	23.6%	$139,414	21.9%	$ 41,094	29.5%
Wiring	325,549	42.5	258,216	40.7	$ 67,333	26.1%
Control Devices	259,316	33.9	237,596	37.4	21,720	9.1%
Total net sales	$765,373	100.0%	$635,226	100.0%	$130,147	20.5%

Our Electronics segment net sales were $180.5 million, an increase of $41.1 million when compared to the prior year due to increased volume in our served markets by approximately $32.5 million. The increase in net sales for our Electronics segment was primarily due to volume increases in our European commercial vehicle products. European commercial vehicle market net sales for the year ended December 31, 2011 increased by approximately $25.9 million, or 24.2%. Our Electronics net sales benefited from volume increases in the agricultural and automotive vehicle markets during the year ended December 31, 2011 when compared to the prior year. In addition, the Electronics segment net sales were favorably affected by European foreign currency fluctuations of approximately $11.4 million for the year ended December 31, 2011 when compared to the prior year.

Our Wiring segment net sales were $325.5 million for the year ended December 31, 2011, a $67.3 million increase when compared to the prior year due to volume increases in our North American commercial vehicle products. Commercial vehicle market net sales for the year ended December 31, 2011 increased by approximately $43.4 million, or 25.6%. Net sales within our Wiring segment also increased by

approximately $22.9 million, or 26.4% during the year ended December 31, 2011 when compared to the prior year due to higher agricultural vehicle market sales.

Our Control Devices segment net sales of $259.3 million increased by $21.7 million compared to the prior year due to increased volume in our served markets by approximately $15.1 million. The increase in net sales for our Control Devices segment was primarily attributable to volume increases at our major customers in the North American automotive vehicle market, which increased by 9.9% during the year ended December 31, 2011 when compared to the year ended December 31, 2010. Our Control Devices net sales were approximately $5.5 million and $3.6 million higher for the year ended December 31, 2011, when compared to the prior year, as a result of volume increases within the commercial and agricultural vehicle markets, respectively. In addition, volume increases within the North American automotive vehicle market of our Control Devices segment increased net sales for the year ended December 31, 2011 by approximately $0.4 million when compared to the prior year. Our Control Devices segment net sales also increased due to increases in net new business mostly related to our emissions sensors for the commercial vehicle market.

Net sales by geographic location are summarized in the following table (in thousands):

Years ended December 31	2011		2010		Dollar increase	Percent increase
North America	$601,490	78.6%	$513,455	80.8%	$ 88,035	17.1%
Europe and other	163,883	21.4	121,771	19.2	42,112	34.6%
Total net sales	$765,373	100.0%	$635,226	100.0%	$130,147	20.5%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The increase in North American net sales was primarily attributable to increased sales volume in our North American commercial and agricultural vehicle markets. These increased volume levels had a positive effect on our net sales for the year ended December 31, 2011 of $50.3 million and $26.5 million for our North American commercial and agricultural vehicle markets, respectively. Our increase in North American net sales was also favorably affected by net new business of wiring products during the current period. Our increase in net sales outside of North America was primarily due to increased sales of European commercial vehicle market products, which had a positive effect on our net sales for the year ended December 31, 2011 of approximately $25.9 million. In addition, our 2011 net sales outside of North America were positively affected by foreign currency fluctuations of approximately $11.6 million.

Cost of Goods Sold. Although we benefited from increased sales during 2011 when compared to 2010, our increase in cost of goods sold outpaced our increase in net sales on a percentage basis. The primary drivers of the increase in cost of goods sold as a percent of net sales are certain unfavorable foreign exchange rates, higher commodity prices and operating inefficiencies, within our Wiring segment. The unfavorable movement in the Mexican peso compared to the U.S. dollar negatively affected our 2011 gross margin. This negative foreign currency exposure has increased our cost of goods sold by approximately $6.2 million during the year ended December 31, 2011. Commodity prices, principally copper, have fluctuated significantly from the prior year, which had a negative impact of approximately $4.4 million during the year ended December 31, 2011. Our gross margin percentage was further negatively impacted by the increase in volume in 2011, resulting in higher copper purchases as the increase in copper prices outpaced our increase in net sales. Also, during the year ended December 31, 2011 we experienced operating inefficiencies, primarily in the form of unfavorable labor variances and premium freight charges in order to meet customer demands. Labor inefficiencies (overtime and additional headcount) at our Wiring segment negatively affected our results by approximately $4.9 million. Premium freight charges between the periods presented increased by approximately $2.2 million. Our material cost as a percentage of net sales for our Wiring segment for the years ended December 31, 2011 and 2010 was 65.0% and 61.9%, respectively. This increase is largely due to copper

volatility during 2011. Material cost as a percentage of net sales for our Electronics segment for the years ended December 31, 2011 and 2010 was 55.1% and 54.7%, respectively. Our materials cost as a percentage of sales for the Control Devices segment increased from 52.7% for 2010 to 55.6% for the year ended December 31, 2011. The increase in direct materials as a percentage of net sales for the Control Devices segment is primarily a result of higher commodity prices incurred, principally precious metals, rare earth magnets and resins, during 2011.

Selling, General and Administrative. Our SG&A expenses decreased as a percentage of net sales due to the increase in net sales recognized in the current year when compared to the prior year. Included within SG&A expenses for the year ended December 31, 2011 is $0.8 million within our Wiring reportable segment related to an impairment charge for certain capitalized software costs that were determined to no longer represent a future realizable benefit. In addition, we recognized $0.8 million of acquisition related costs during the year ended December 31, 2011 related to the PST acquisition. SG&A expenses were also higher due to the increased incentive compensation expenses due to the achievement of EPS targets resulting from the gain recognized on our previously held equity interest in PST. Product development expenses included in SG&A were $35.3 million and $37.6 million for 2011 and 2010, respectively. These product development costs, net of amounts reimbursed by customers, are primarily a result of our customers' new product launches scheduled in the near term.

Costs incurred during the year ended December 31, 2011 related to restructuring initiatives amounted to approximately $1.0 million and were related to contract termination costs in connection with our cancelled lease in Mitcheldean, United Kingdom. During 2011, the Company continued negotiations in regards to this lease and recorded additional amounts to reflect the expected costs to be paid under the currently proposed modified lease terms. Restructuring charges for the year ended December 31, 2010 were approximately $0.3 million and were comprised of one-time termination benefits and contract termination costs. These restructuring actions were in response to the depressed conditions in the European and North American commercial vehicle markets as well as the North American automotive vehicle market. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statements of operations as a component of SG&A expenses for the years ended December 31, 2011 and 2010.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2011 were as follows (in thousands):

	Electronics	Wiring	Control Devices	Total
Contract termination costs	$951	$—	$—	$951
Total general and administrative restructuring charges	$951	$—	$—	$951

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2010 were as follows (in thousands):

	Electronics	Wiring	Control Devices	Total
Severance costs	$183	$—	$—	$183
Contract termination costs	121	—	—	121
Total general and administrative restructuring charges	$304	$—	$—	$304

All restructuring charges result in cash outflows. Severance costs related to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Goodwill Impairment Charge. During the fourth quarter of 2011, we performed our annual goodwill impairment test. As a result, our goodwill related to Bolton Conductive Systems, LLC ("BCS") was determined to be impaired and was partially written down. A goodwill impairment charge of $4.9 million was recorded during the year ended December 31, 2011. A portion of the goodwill impairment charge, $2.4 million, representing our minority partner's ownership interest, was recognized as an increase in net loss attributable to noncontrolling interest on the consolidated statement of operations for the year ended December 31, 2011. We recognized the goodwill impairment charge within our Wiring reportable segment. The goodwill impairment charge was due to a reduction in military and defense related spending by customers since the acquisition of BCS.

Interest Expense, net. The decrease in interest expense, net during the year ended December 31, 2011 when compared to the prior year is due to the refinancing of our senior secured notes and our entering into a fixed to variable interest rate swap agreement (the "Swap") during the fourth quarter of 2010. Our interest expense was approximately $4.9 million lower during the current year as a result of the refinancing and the lower interest rate in effect based on the Swap.

Equity in Earnings of Investees. The decrease in equity earnings of investees was attributable to the decrease in equity earnings recognized from our PST joint venture. Equity earnings for PST decreased from $9.5 million for the year ended December 31, 2010 to $8.8 million for the year ended December 31, 2011. PST's higher sales volume for the year ended December 31, 2011 did not result in higher income due to the cost of launching an audio product line and a shift in the sales mix. Equity earnings for Minda Stoneridge Instruments Ltd. ("Minda") increased from $0.9 million for the year ended December 31, 2010 to $1.2 million for the year ended December 31, 2011. This increase primarily reflects higher volumes for Minda's products during the current year.

Loss on Early Extinguishment of Debt. In 2010, we recognized a loss of $1.3 million on early extinguishment of our $183.0 million senior notes. This loss was primarily comprised of a $1.0 million charge related to the write-off of unamortized deferred financing costs associated with the extinguished senior notes. In addition, we incurred $0.3 million of expenses for premiums paid to senior note holders who tendered their notes early and for professional fees associated with the tender offer.

Gain on Previously Held Equity Interest. As a result of obtaining a controlling interest in PST on December 31, 2011, the Company's previously held equity interest in PST of 50% was remeasured to an acquisition date fair value. As a result, we recognized a one-time non-cash gain of $65.4 million in 2011 related to the acquisition.

Other Expense (Income), net. We record certain foreign currency transaction and forward currency hedge contract gains and losses as a component of other expense (income), net on the consolidated statement of operations. Our results for the year ended December 31, 2011 were unfavorably affected by approximately $2.5 million due to the volatility in certain foreign exchange rates between periods. As a result of placing SPL into administration, we recognized a gain of approximately $2.3 million during the year ended December 31, 2010 within other expense (income), net on the consolidated statement of

operations. This gain is primarily related to the reversal of the cumulative translation adjustment account, which had previously been included as a component of other comprehensive income within shareholders' equity. The gain is partially offset by foreign currency loss during the year ended December 31, 2010 of approximately $1.0 million.

Income Before Income Taxes. Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands):

Years ended December 31	2011	2010	Dollar increase/ (decrease)	Percent increase/ (decrease)
Electronics[(A)]	$ 14,743	$ 5,295	$ 9,448	178.4%
Wiring	(17,119)	4,177	(21,296)	(509.8)%
Control Devices[(A)]	17,145	16,350	795	4.9%
PST – equity in earnings of investee	8,805	9,490	(685)	(7.2)%
Other corporate activities[(A)]	63,461	(3,125)	66,586	2,130.8%
Corporate interest expense	(15,393)	(20,163)	4,770	23.7%
Income before income taxes[(B)]	$ 71,642	$ 12,024	$ 59,618	495.8%

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within the Electronics segment of $32,512 and a loss within the Control Devices segment and other corporate activities of $473 and $32,039, respectively. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

(B) Includes a $65.4 million one-time non-cash pre-tax gain on previously held equity interest from the acquisition of controlling interest in PST in 2011.

The increase in profitability in our Electronics segment during the year ended December 31, 2011 when compared to the prior year was primarily due to increased sales volume which favorably affected our net sales by approximately $32.5 million.

Although net sales within our Wiring segment increased during the year ended December 31, 2011 when compared to the prior year, our income before income taxes declined between periods. The decrease in profitability was primarily due to certain unfavorable foreign exchange rates, higher commodity prices and operating inefficiencies. An unfavorable movement in the Mexican peso to the U.S. dollar and higher commodity costs resulting from increasing copper prices negatively affected earnings by $6.2 million and $4.4 million, respectively. We experienced operating inefficiencies primarily in the form of unfavorable labor variances and premium freight charges in order to meet higher levels of customer demand. Labor efficiency variances and premium freight charges were higher than the prior period by $4.9 million and $2.3 million, respectively.

The increase in profitability in the Control Devices reportable segment was primarily due to increased sales volume for the year ended December 31, 2011 when compared to the year ended December 31, 2010. Volume increases favorably affected our net sales within the Control Devices segment by approximately $15.1 million for the year ended December 31, 2011 when compared to the prior year.

The increase in income before income taxes from other corporate activities was due to the one-time non-cash gain on previously held equity interest of $65.4 million from the acquisition of a controlling interest in PST in 2011.

Income before income taxes by geographic location are summarized in the following table (in thousands):

Years ended December 31	2011		2010		Dollar increase	Percent increase
North America[(A)]	$65,167	91.0%	$ 9,834	81.8%	$55,333	562.7%
Europe and other[(A)]	6,475	9.0	2,190	18.2	4,285	195.7%
Income before income taxes	$71,642	100.0%	$12,024	100.0%	$59,618	495.8%

(A) Income before income taxes for the year ended December 31, 2010 excludes the impact of placing SPL into administration. As a result of placing SPL into administration, we recognized a gain within Europe and other and a loss within North America of $32,430. These gains and losses were primarily the result of eliminating SPL's intercompany debt and equity structure.

The increase in profitability in North America was primarily due to the one-time non-cash gain of $65.4 million related to the acquisition of controlling interest in PST. Increased volume in the North American commercial and agricultural vehicle markets during the year ended December 31, 2011 as compared to the prior year also had a favorable affect on our profitability. More than offsetting the higher sales levels were higher commodity prices, certain unfavorable foreign exchange rates and operating inefficiencies each discussed above. North America income before income taxes includes interest expense, net of approximately $15.5 million and $21.6 million for the year ended December 31, 2011 and 2010, respectively.

Our results in Europe and other were favorably affected by increased European commercial vehicle market sales during 2011.

Provision for Income Taxes. We recognized a provision for income taxes of $26.1 million, or 36.4% of our income before income taxes, and $0.7 million, or 5.6% of income before income taxes, for federal, state and foreign income taxes for 2011 and 2010, respectively. The Company continues to conclude that it is more-likely-than-not that our deferred tax assets will not be realized and provides a valuation allowance offsetting federal, state and certain foreign deferred tax assets. The increase in tax expense for the year ended December 31, 2011 compared to the same period for 2010 was primarily attributable to the tax expense related to the gain on the remeasurement to fair value of the previously held equity investment in PST from the acquisition of controlling interest. Excluding the tax on this gain, 2011 tax expense increased compared to 2010 due to the improved performance of our European operations. In addition, 2010 tax expense included a tax benefit for the reversal of a deferred tax liability related to our UK operations that was previously included as a component of accumulated other comprehensive income within shareholders' equity.

Liquidity and Capital Resources

Summary of Cash Flows for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011	Dollar increase/ (decrease)
Net cash provided by (used for):			
Operating activities	**$ 75,545**	$ 921	$ 74,624
Investing activities	**(45,610)**	(29,783)	(15,827)
Financing activities	**(65,475)**	37,522	(102,997)
Effect of exchange rate changes on cash and cash equivalents	**1,364**	(1,903)	3,267
Net change in cash and cash equivalents	**$(34,176)**	$ 6,757	$ (40,933)

The increase in cash provided by operating activities for the year ended December 31, 2012 from the year ended December 31, 2011 was primarily due to higher depreciation and amortization charges in 2012 due to the consolidation of PST and a reduction in accounts receivable and inventory balances of $60.9 million. Our cash used in operating activities for the year ended December 31, 2011 was negatively affected by higher accounts receivable and inventory balances. Our receivable terms and collections rates have remained consistent between periods presented.

The increase in net cash used for investing activities relates to cash disbursements in conjunction with the acquisition of controlling interest in PST of $19.8 million in 2012 compared to $7.3 million in 2011. In 2011, we received proceeds of $3.9 million from the sale of our former Sarasota facility.

The increase in net cash used for financing activities was primarily due to payments made on the Credit Facility and the PST term notes during 2012 compared to Credit Facility borrowings to finance the acquisition of controlling interest in PST in 2011.

Summary of Cash Flows for the years ended December 31, 2011 and 2010 (in thousands):

	2011	2010	Dollar increase/ (decrease)
Net cash provided by (used for):			
Operating activities	$ 921	$ 13,851	$(12,930)
Investing activities	(29,783)	(18,518)	(11,265)
Financing activities	37,522	(14,029)	51,551
Effect of exchange rate changes on cash and cash equivalents	(1,903)	(1,237)	(666)
Net change in cash and cash equivalents	$ 6,757	$(19,933)	$ 26,690

The decrease in cash provided by operating activities for the year ended December 31, 2011 from December 31, 2010 was primarily due to working capital requirements. Our cash provided by operating activities for 2011 was negatively affected by higher accounts receivable and inventory balances for our Wiring and Control Devices segments. Our higher working capital account balances at December 31, 2011 were primarily attributable to the higher sales volume in the year. Our receivable terms and collections rates have remained consistent between periods presented. In addition to higher sales levels, we maintained higher inventory levels due to production inefficiencies at our North American wiring locations and the start-up of our Saltillo facility. We expect that our working capital requirements will remain proportionate to our revenue levels.

The increase in net cash used for investing activities reflects an increase in cash used for capital projects of approximately $7.7 million. Our 2011 capital expenditures increased primarily due to the start-up of our Saltillo facility. In 2011, we received proceeds of $3.9 million from the sale of our former Sarasota facility. In addition, we disbursed $7.3 million, net of cash acquired, in conjunction with the acquisition of a controlling interest in PST.

The increase in net cash provided by financing activities was primarily due to cash received from borrowings on the Credit Facility, the BCS master revolving note (the "BCS Revolver"), the term loan made to our subsidiary located in Suzhou, China ("Suzhou") and the term loans related to PST. The $38.0 million borrowing under the Credit Facility was used to fund our purchase of an additional 24% interest in PST and to fund our working capital requirements as a result of increased sales.

The following table summarizes our future cash outflows resulting from financial contracts and commitments, as of December 31, 2012 (in thousands):

	Total	Less than 1 year	2 – 3 years	4 – 5 years	After 5 years
Debt	**$201,321**	**$18,925**	**$ 2,551**	**$177,423**	**$2,422**
Operating leases	**19,850**	**6,437**	**8,624**	**3,251**	**1,538**
Total contractual obligations	**$221,171**	**$25,362**	**$11,175**	**$180,674**	**$3,960**

Management will continue to focus on reducing its weighted-average cost of capital and believes that cash flows from operations and the availability of funds from our Credit Facility will provide sufficient liquidity to meet our future growth and operating needs.

On October 4, 2010, we issued $175.0 million of senior secured notes. These senior secured notes bear interest at an annual rate of 9.5% and mature on October 15, 2017. The senior secured notes are redeemable, at our option, beginning October 15, 2014 at 104.75%. Interest payments are payable on April 15 and October 15 of each year. The senior secured notes indenture limits our restricted subsidiaries' amount of indebtedness, restricts certain payments and includes various other non-financial restrictive covenants, which to date have not been and are not expected to have an impact on our financing flexibility. The senior secured notes are guaranteed by all of our existing domestic restricted subsidiaries. All other restricted subsidiaries that guarantee any of our or our guarantors' indebtedness will also guarantee the senior secured notes.

On October 4, 2010, we entered into a fixed-to-variable interest rate swap agreement (the "Swap") with a notional amount of $45.0 million. The Swap was designated as a fair value hedge of the fixed interest rate obligation under our $175.0 million 9.5% senior secured notes due October 15, 2017. We pay variable interest equal to the six-month LIBOR plus 7.19% and we receive a fixed interest rate of 9.5% under the Swap. The critical terms of the Swap match the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness.

As outlined in Note 6 to our consolidated financial statements, our Credit Facility permits borrowing up to a maximum level of $100.0 million. This facility provides us with lower borrowing rates and allows us the flexibility to refinance other outstanding debt. During the year ended December 31, 2012, we made payments totaling $38.0 million on the Credit Facility. At December 31, 2012, there were no borrowings outstanding. The available borrowing capacity on our Credit Facility is based on eligible current assets, as defined. At December 31, 2012, we had undrawn borrowing capacity of $74.1 million based on eligible current assets. The Credit Facility contains financial performance covenants which would only constrain our borrowing capacity if our undrawn availability falls below $20.0 million. However, restrictions do include limits on capital expenditures, operating leases, dividends and investment activities in a negative covenant which limits investment activities to $15.0 million minus certain guarantees and obligations. The Company was in compliance with all covenants at December 31, 2012. The covenants included in our Credit Facility to date have not and are not expected to have an impact on our financing flexibility.

The BCS Revolver permits borrowing up to a maximum level of $3.0 million. On September 28, 2012, BCS amended the BCS Revolver to extend the maturity date to September 27, 2013 and maintained the interest rate at the prime referenced rate plus a margin of 2.0%, which is payable monthly. The available borrowing capacity on the BCS Revolver is based on an advanced formula, as defined. At December 31, 2012, BCS had no borrowing capacity based on the advanced formula. At December 31, 2012, BCS had approximately $1.2 million in borrowings outstanding on the BCS Revolver, which is included on the consolidated balance sheet as a component of current portion of long-term debt. At December 31, 2012 the interest rate on the BCS Revolver was 5.25%. The Company is a guarantor as it relates to the BCS Revolver.

The term loan for our Suzhou, China subsidiary is in the amount of 9.0 million Chinese yuan, which was approximately $1.4 million at December 31, 2012, and is included on the consolidated balance sheet as a component of current portion long-term debt. The term loan matures in August 2013. Interest is payable monthly at the one-year lending rate published by The People's Bank of China multiplied by 125.0%. At December 31, 2012, the interest rate on the term loan was 7.5%.

PST maintains several term loans used for working capital purposes. During the year ended December 31, 2012 we reduced outstanding borrowings by $29.7 million. At December 31, 2012, there was $24.3 million remaining in borrowings outstanding on these loans. Of the outstanding borrowings, $17.0 million is to be paid in 2013 and is included on the December 31, 2012 consolidated balance sheet as a component of current portion of long-term debt. The balance of $7.3 million is included on the December 31, 2012 consolidated balance sheet as a component of long-term debt and is comprised of $1.2 million that matures in 2014, with subsequent annual maturities of approximately $1.2 million through 2019. Depending on the specific loan, interest is payable either monthly or annually. The term loans due in the

next twelve months have fixed interest rates ranging from 3.65% to 15.6%, while the long-term loans have a fixed interest rate of 4.0%. As of December 31, 2012 and December 31, 2011, PST was in compliance with all loan covenants.

The Company's wholly owned subsidiary located in Stockholm, Sweden, has an overdraft credit line which allows overdrafts on the subsidiary's bank account up to a maximum level of 20.0 million Swedish krona, or $3.1 million, at December 31, 2012. At December 31, 2012, there were no overdrafts on the bank account.

Although the Company's notes and credit facilities contain various covenants, the violation of which would limit or preclude their use or accelerate the maturity, the Company has not experienced and does not expect these covenants to restrict our financing flexibility. The Company has been and expects to continue to remain in compliance with these covenants during the term of the notes and credit facilities.

Our future results could be unfavorably affected by increased commodity prices, specifically copper. Copper prices fluctuated during 2011 and have continued to fluctuate in 2012. We entered into fixed price commodity contracts for a portion of our 2012 and 2013 copper purchases and have a portion of our 2013 sales subject to copper surcharge billings which would mitigate a portion of any raw material cost increases. Our 2013 results could also be adversely affected by unfavorable foreign currency exchange rates. We have significant foreign denominated transaction exposure in certain locations, especially in Mexico, Sweden and Brazil. We have entered into foreign currency forward contracts to reduce our exposure related to the Mexican peso.

We have significant U.S. federal income tax net operating loss carryforwards and research credit carryforwards. The Internal Revenue Code of 1986, as amended (the "Code"), imposes an annual limitation on the ability of a corporation that undergoes an "ownership change" to use its net operating loss and credit carryforwards to reduce its tax liability. During the fourth quarter of 2010 we undertook a secondary offering. As a result of the secondary offering a substantial change in our ownership occurred and we experienced an ownership change pursuant to Section 382 of the Code. There was no impact to current or deferred income taxes resulting from the ownership change.

At December 31, 2012, we had a cash and cash equivalents balance of approximately $44.6 million, of which $23.8 million was held domestically and $20.8 million was held in foreign locations. Our cash balance was not restricted at December 31, 2012.

Seasonality

Our Electronics, Wiring and Control Devices segments are not typically materially impacted by seasonality, however the demand for our PST segment consumer products is typically higher in the second half of the year, the fourth quarter in particular.

Inflation and International Presence

Given the current economic climate and recent fluctuations in certain commodity prices, we believe that an increase in such items could significantly affect our profitability. Furthermore, by operating internationally, we are affected by foreign currency exchange rates and the economic conditions of certain countries.

Critical Accounting Policies and Estimates

Estimates. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate estimates and assumptions used in our financial statements. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are "critical accounting policies" — those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments. We recognize revenues from the sale of products, net of actual and estimated returns of products sold based on historical authorized returns, at the point of passage of title, which is either at the time of shipment or upon customer receipt based on the terms of the sale. We often enter into agreements with our customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is our obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses immediately. There were no such significant instances of this in 2012. These agreements generally may also be terminated by our customers at any time.

On an ongoing basis, we receive blanket purchase orders from our customers, which include pricing terms. Purchase orders do not always specify quantities. We recognize revenue based on the pricing terms included in our purchase orders as our products are shipped to our customers. In certain instances, we may be asked to provide our customers with annual cost reductions as part of certain agreements. In addition, we have ongoing adjustments to our pricing arrangements with our customers based on the related content, the cost of our products and other commercial factors. Such pricing adjustments are recognized as they are negotiated with our customers.

Warranties. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. This estimate is based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserve, we are required to forecast the resolution of existing claims as well as expected future claims on products previously sold. Although we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Our customers are increasingly seeking to hold suppliers responsible for product warranties, which could negatively impact our exposure to these costs.

Allowance for Doubtful Accounts. We have concentrations of sales and trade receivable balances with a few key customers. Therefore, it is critical that we evaluate the collectability of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet their financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, we review historical trends for collectability in determining an estimate for our allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. We do not have collateral requirements with our customers.

Contingencies. We are subject to legal proceedings and claims, including product liability claims, commercial or contractual disputes, environmental enforcement actions and other claims that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters.

We have accrued for estimated losses when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating that amount of probable loss. The reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Inventory Valuation. Inventories are valued at the lower of cost or market using the FIFO method for our Electronics, Wiring and Control Devices segments and average cost method for our PST segment. Where appropriate, standard cost systems are utilized for purposes of determining cost and the standards are adjusted as necessary to approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories. We adjust our excess and obsolescence reserve at least on a quarterly basis. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. We have guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage.

Goodwill. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation methodologies employed by the Company use subjective measures including forward looking financial information and discount rates that directly impact the resulting fair values used to test the Company's business units for impairment. We acquired controlling interest in PST on December 31, 2011 and based on the purchase price in excess of the fair value of net assets acquired goodwill was recorded. Our impairment testing performed in 2012 concluded that PST's fair value exceeded its carrying value but not by a significant margin primarily due to the short duration since the acquisition date. See Note 2 to our consolidated financial statements for more information on our application of this accounting standard, including the valuation techniques used to determine the fair value of goodwill.

Share-Based Compensation. The estimate for our share-based compensation expense involves a number of assumptions. We believe each assumption used in the valuation is reasonable because it takes into account the experience of the plan and reasonable expectations. We estimate volatility and forfeitures based on historical data, future expectations and the expected term of the share-based compensation awards. The assumptions, however, involve inherent uncertainties. As a result, if other assumptions had been used, share-based compensation expense could have varied.

Income Taxes. Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. Our deferred tax assets include, among other items, net operating loss carryforwards and tax credits that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. These deferred tax assets begin to expire after December 31, 2025 and 2021, respectively.

Accounting standards requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and in making this evaluation, the Company considers available positive and negative evidence, including the potential to carryback net operating losses and credits, the future reversal of certain taxable temporary differences, actual and forecasted results, and tax planning strategies that are both prudent and feasible. Risk factors include the U.S. economic conditions affecting the U.S. automotive and commercial vehicle markets of which the Company has significant operations.

During the fourth quarter of 2008, the Company concluded that it was no longer more-likely-than-not that we would realize our U.S. deferred tax assets. As a result we provided a full valuation allowance, net of certain future reversing taxable temporary differences, with respect to our U.S. deferred tax assets. This conclusion has not changed through 2012. To the extent that realization of a portion or all of the tax assets becomes more-likely-than-not to be realized based on changes in circumstances a reversal of that portion of the deferred tax asset valuation allowance will be recorded.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries, which are deemed permanently reinvested.

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued an accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive loss to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012. We will adopt this standards update and revise our disclosure, as required, beginning with the first quarter of 2013.

In December 2011, the FASB issued an accounting standards update requiring new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. The standards update is effective for fiscal years beginning after December 15, 2012. We will adopt this standards update and revise our disclosure, as required, beginning with the first quarter of 2013.

Recently Adopted Accounting Standards

Effective January 1, 2012, we adopted an accounting standards update with new guidance on fair value measurement and disclosure requirements. This standard provides guidance on the application of fair value accounting where it is already required or permitted by other standards. This standard also requires additional disclosures related to transfers of financial instruments within the fair value hierarchy and quantitative and qualitative disclosures related to significant unobservable inputs. The adoption of this standard did not have a material impact on our consolidated financial statements.

Effective January 1, 2012, we adopted accounting standards updates with guidance on the presentation of other comprehensive income. These standards require an entity to either present components of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. Accordingly, we have presented net income and other comprehensive income in two consecutive statements.

Forward-Looking Statements

Portions of this report on Form 10-K contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, with respect to, among other things, our (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development, (iv) growth opportunities related to awarded business and (v) operation expectations. Forward-looking statements may be identified by the words "will," "may," "should," "designed to," "believes," "plans," "projects," "intends," "expects," "estimates," "anticipates," "continue," and similar words and expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the reduced purchases, loss or bankruptcy of a major customer;
- the costs and timing of facility closures, business realignment, or similar actions;
- a significant change in commercial, automotive, agricultural, motorcycle or off-highway vehicle production;
- competitive market conditions and resulting effects on sales and pricing;
- the impact on changes in foreign currency exchange rates on sales, costs and results, particularly the Brazilian real, Mexican peso and euro.
- our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;
- a significant change in general economic conditions in any of the various countries in which we operate;
- labor disruptions at our facilities or at any of our significant customers or suppliers;
- the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
- the amount of our indebtedness and the restrictive covenants contained in the agreements governing our indebtedness, including our Credit Facility and the senior secured notes;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions;
- the failure to achieve the successful integration of any acquired company or business; and
- the items described in Part I, Item IA ("Risk Factors").

In addition, the forward-looking statements contained herein represent our estimates only as of the date of this filing and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, whether to reflect actual results, changes in assumptions, changes in other factors affecting such forward-looking statements or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

From time to time, we are exposed to certain market risks, primarily resulting from the effects of changes in interest rates. The face amount of our senior secured notes was $175.0 million at December 31, 2012. We currently have no borrowings outstanding on our asset-based Credit Facility at December 31, 2012. As discussed in Note 9 to our consolidated financial statements, we entered into a fixed-to-floating interest rate swap agreement (the "Swap") with a notional amount of $45.0 million to hedge our exposure to fair value fluctuations on a portion of our senior secured notes. The Swap was designated as a fair value hedge of the fixed interest rate obligation under our $175.0 million 9.5% senior secured notes due October 15, 2017. Under the Swap, we pay a variable interest rate equal to the six-month London Interbank Offered Rate ("LIBOR") plus 7.19% and we receive a fixed interest rate of 9.5%. The Swap requires semi-annual settlements on April 15 and October 15, which began on April 15, 2011. The critical terms of the Swap are aligned with the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness. A hypothetical 10.0% favorable or adverse change in the LIBOR would not significantly affect our results of operations, financial position or cash flows.

Commodity Price Risk

Given the current economic climate and recent fluctuations in certain commodity costs, we currently are experiencing an increased risk, particularly with respect to the purchase of copper, zinc, resins and certain other commodities. In the past, we managed this risk through a combination of fixed price agreements, staggered short-term contract maturities and commercial negotiations with our suppliers and customers. In the future, if we believe that the terms of a fixed price agreement become beneficial to us, we will enter into another such instrument. We have sought to alleviate the impact of increasing commodity costs by including a material pass-through provision in our customer contracts whenever possible. We may also consider pursuing alternative commodities or alternative suppliers to mitigate this risk over a period of time. The recent volatility in certain commodity costs has negatively affected our operating results.

At December 31, 2012 we have several fixed price swap contracts totaling 2.4 million pounds of copper. These contracts settle from January 2013 to December 2013. The purpose of these contracts is to reduce our price risk as it relates to copper prices. We estimate that a hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in the fair value of commodity prices would be approximately $0.6 million and $(1.1) million, respectively.

Foreign Currency Exchange Risk

We use derivative financial instruments, including foreign currency forward contracts, to mitigate our exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts that had a notional value of $49.1 million as of December 31, 2012. The purpose of these foreign currency contracts is to reduce exposure related to the Company's euro-denominated receivables as well as to reduce exposure to future Mexican peso-denominated purchases. The estimated fair value of these contracts at December 31, 2012, per quoted market sources, was an asset of approximately $1.6 million. These foreign currency contracts expire during 2013. We do not expect the effects of this risk to be material in the future based on the current operating and economic conditions in the countries in which we operate.

A hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $1.2 million or $(1.4) million for our euro-denominated receivables, as of December 31, 2012. A hypothetical pre-tax gain (loss) in fair value from 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $3.5 million or $(4.3) million for the Company's Mexican peso-denominated payables as of December 31, 2012. It is important to note that gains and losses indicated in the sensitivity analysis would generally be offset by gains and losses on the underlying exposures being hedged. Therefore, a hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in quoted foreign currencies would not significantly affect our results of operations, financial position or cash flows.

We have significant operations in foreign locations. As a result we are subject to the risk of price fluctuations due to the effects of exchange rates on net sales, operating costs, assets and liabilities denominated in currencies other than the U.S. dollar, particularly the Mexican peso, euro, Swedish krona, British pound and Brazilian real. We estimate that a hypothetical 10.0% favorable or adverse change of the U.S. dollar relative to other currencies in 2013 would have a pre-tax translation favorable (unfavorable) effect of $5.6 million or $(2.7) million as of December 31, 2012.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements:	Page
Report of Independent Registered Public Accounting Firm	46
Consolidated Balance Sheets as of December 31, 2012 and 2011	47
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	48
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	49
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	50
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2012, 2011 and 2010	51
Notes to Consolidated Financial Statements	52

Financial Statement Schedule:	
Schedule II — Valuation and Qualifying Accounts	84

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule included in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stoneridge, Inc. and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
March 8, 2013

CONSOLIDATED BALANCE SHEETS

As of December 31 (in thousands)	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 44,555**	$ 78,731
Accounts receivable, less reserves of $3,394 and $1,485, respectively	**141,503**	162,354
Inventories, net	**96,032**	120,482
Prepaid expenses and other current assets	**28,964**	27,897
Total current assets	**311,054**	389,464
Long-term assets:		
Property, plant and equipment, net	**119,147**	124,944
Other assets		
Intangible assets, net	**84,397**	98,039
Goodwill	**66,381**	71,855
Investments and other long-term assets, net	**11,712**	11,193
Total long-term assets	**281,637**	306,031
Total assets	**$592,691**	$695,495
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	**$ 18,925**	$ 44,246
Revolving credit facilities	**1,160**	39,181
Accounts payable	**76,303**	83,509
Accrued expenses and other current liabilities	**57,081**	90,994
Total current liabilities	**153,469**	257,930
Long-term liabilities:		
Long-term debt, net	**181,311**	183,711
Deferred income taxes	**59,819**	67,721
Other long-term liabilities	**4,258**	5,494
Total long-term liabilities	**245,388**	256,926
Shareholders' equity		
Preferred Shares, without par value, authorized 5,000 shares, none issued	**—**	—
Common Shares, without par value, authorized 60,000 shares, issued 28,433 and 27,097 shares and outstanding 27,913 and 26,222 shares at December 31, 2012 and 2011, respectively, with no stated value	**—**	—
Additional paid-in capital	**184,822**	170,775
Common Shares held in treasury, 520 and 875 shares at December 31, 2012 and 2011, respectively, at cost	**(1,885)**	(1,870)
Accumulated deficit	**(22,902)**	(28,263)
Accumulated other comprehensive loss	**(10,282)**	(9,615)
Total Stoneridge Inc. and subsidiaries shareholders' equity	**149,753**	131,027
Noncontrolling interest	**44,081**	49,612
Total shareholders' equity	**193,834**	180,639
Total liabilities and shareholders' equity	**$592,691**	$695,495

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 (in thousands, except per share data)	2012	2011	2010
Net sales	**$938,513**	$765,373	$635,226
Costs and expenses:			
Cost of goods sold	**713,869**	618,596	489,670
Selling, general and administrative	**195,915**	128,306	122,032
Goodwill impairment charge	**—**	4,945	—
Operating income	**28,729**	13,526	23,524
Interest expense, net	**20,033**	17,234	21,780
Equity in earnings of investees	**(760)**	(10,034)	(10,346)
Loss on early extinguishment of debt	**—**	—	1,346
Gain on previously held equity interest	**—**	(65,372)	—
Other expense (income), net	**4,896**	56	(1,280)
Income before income taxes	**4,560**	71,642	12,024
Provision for income taxes	**812**	26,105	678
Net income	**3,748**	45,537	11,346
Net loss attributable to noncontrolling interest	**(1,613)**	(3,820)	(184)
Net income attributable to Stoneridge, Inc.	**$ 5,361**	$ 49,357	$ 11,530
Earnings per share attributable to Stoneridge, Inc.:			
Basic	**$ 0.20**	$ 2.04	$ 0.48
Diluted	**$ 0.20**	$ 2.00	$ 0.47
Weighted average shares outstanding:			
Basic	**26,377**	24,181	23,946
Diluted	**27,032**	24,645	24,333

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 (in thousands)	2012	2011	2010
Net income	**$ 3,748**	$ 45,537	$11,346
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**(10,502)**	(5,971)	(1,994)
Pension liability adjustments	**(27)**	—	5,089
Unrealized gain on marketable securities	**—**	16	8
Unrealized gain (loss) on derivatives	**9,862**	(7,722)	(1,710)
Other comprehensive income (loss), net of tax	**(667)**	(13,677)	1,393
Consolidated comprehensive income	**3,081**	31,860	12,739
Comprehensive loss attributable to noncontrolling interest	**(1,613)**	(3,820)	(184)
Comprehensive income attributable to Stoneridge, Inc.	**$ 4,694**	$ 35,680	$12,923

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in thousands)	2012	2011	2010
OPERATING ACTIVITIES:			
Net income	**$ 3,748**	$ 45,537	$ 11,346
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	**28,519**	18,847	19,070
Amortization, including accretion of debt discount	**6,802**	1,113	1,129
Deferred income taxes	**(2,733)**	23,938	(469)
Earnings of equity method investees, less dividends received	**(760)**	(10,034)	(4,889)
Gain on sale of fixed assets	**(268)**	(88)	(42)
Share-based compensation expense	**4,890**	4,423	2,661
Excess tax benefits from share-based payments	**—**	—	(395)
Asset impairments	**—**	807	—
Goodwill impairment charge	**—**	4,945	—
Loss on early extinguishment of debt	**—**	—	1,346
Gain on previously held equity interest	**—**	(65,372)	—
Changes in operating assets and liabilities –			
Accounts receivable, net	**19,466**	(11,658)	(21,012)
Inventories, net	**20,995**	(9,895)	(12,307)
Prepaid expenses and other	**1,772**	(4,783)	(1,624)
Accounts payable	**(7,282)**	(23,879)	16,705
Accrued expenses and other	**396**	27,020	2,332
Net cash provided by operating activities	**75,545**	921	13,851
INVESTING ACTIVITIES:			
Capital expenditures	**(26,352)**	(26,290)	(18,574)
Proceeds from sale of fixed assets	**521**	3,863	56
Capital contribution from noncontrolling interest	**—**	397	—
Business acquisitions, net of cash acquired	**(19,779)**	(7,753)	—
Net cash used for investing activities	**(45,610)**	(29,783)	(18,518)
FINANCING ACTIVITIES:			
Extinguishment of senior notes	**—**	—	(183,000)
Proceeds from issuance of senior secured notes	**—**	—	170,625
Proceeds from issuance of other debt	**22,146**	1,408	690
Repayments of other debt	**(48,327)**	(968)	(278)
Revolving credit facility borrowings	**21,579**	38,993	8,389
Revolving credit facility payments	**(59,600)**	(554)	(8,335)
Other financing costs	**—**	(605)	(1,365)
Repurchase of shares to satisfy employee tax withholding	**(1,273)**	(752)	(826)
Excess tax benefits from share-based payments	**—**	—	395
Premiums related to early extinguishment of debt	**—**	—	(324)
Net cash provided by (used for) financing activities	**(65,475)**	37,522	(14,029)
Effect of exchange rate changes on cash and cash equivalents	**1,364**	(1,903)	(1,237)
Net change in cash and cash equivalents	**(34,176)**	6,757	(19,933)
Cash and cash equivalents at beginning of period	**78,731**	71,974	91,907
Cash and cash equivalents at end of period	**$ 44,555**	$ 78,731	$ 71,974
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 20,317**	$ 17,494	$ 20,755
Cash paid for income taxes, net	**$ 4,345**	$ 1,365	$ 1,213
Supplemental disclosure of non cash financing activities:			
Change in fair value of interest rate swap	**$ 1,134**	$ 4,095	$ (3,017)
Issuance of Common Shares for acquisition of additional PST interest	**$ 10,197**	$ 5,113	—

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Number of Common Shares	Number of Treasury Shares	Additional paid-in capital	Common Shares held in treasury	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total shareholders' equity
BALANCE, JANUARY 1, 2010	25,000	301	$158,748	$ (292)	$(89,150)	$ 2,669	$ 4,492	$ 76,467
Net income (loss)	—	—	—	—	11,530	—	(184)	11,346
Pension liability adjustments	—	—	—	—	—	5,089	—	5,089
Unrealized gain on marketable securities	—	—	—	—	—	8	—	8
Unrealized loss on derivatives	—	—	—	—	—	(1,710)	—	(1,710)
Currency translation adjustments	—	—	—	—	—	(1,994)	—	(1,994)
Exercise of share options	26	—	266	—	—	—	—	266
Issuance of restricted Common Shares	667	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(243)	243	—	—	—	—	—	—
Repurchased Common Shares for treasury	(57)	57	—	(826)	—	—	—	(826)
Share-based compensation matters	—	—	2,573	—	—	—	—	2,573
BALANCE, DECEMBER 31, 2010	25,393	601	161,587	(1,118)	(77,620)	4,062	4,308	91,219
Net income (loss)	—	—	—	—	49,357	—	(3,820)	45,537
Unrealized gain on marketable securities	—	—	—	—	—	16	—	16
Unrealized loss on derivatives	—	—	—	—	—	(7,722)	—	(7,722)
Currency translation adjustments	—	—	—	—	—	(5,971)	—	(5,971)
Business acquisition	647	—	5,113	—	—	—	48,727	53,840
Capital contribution from noncontrolling interest	—	—	—	—	—	—	397	397
Exercise of share options	19	—	194	—	—	—	—	194
Issuance of restricted Common Shares	437	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(223)	223	—	—	—	—	—	—
Repurchased Common Shares for treasury	(51)	51	—	(752)	—	—	—	(752)
Share-based compensation matters	—	—	3,881	—	—	—	—	3,881
BALANCE, DECEMBER 31, 2011	26,222	875	170,775	(1,870)	(28,263)	(9,615)	49,612	180,639
Net income (loss)	—	—	—	—	**5,361**	—	**(1,613)**	**3,748**
Pension liability adjustments	—	—	—	—	—	**(27)**	—	**(27)**
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—
Unrealized gain on derivatives	—	—	—	—	—	**9,862**	—	**9,862**
Currency translation adjustments	—	—	—	—	—	**(10,502)**	**(3,918)**	**(14,420)**
Business acquisition	**1,294**	—	**10,197**	—	—	—	—	**10,197**
Issuance of restricted Common Shares	**653**	**(611)**	—	—	—	—	—	—
Forfeited restricted Common Shares	**(142)**	**142**	—	—	—	—	—	—
Repurchased Common Shares for treasury	**(114)**	**114**	—	**(15)**	—	—	—	**(15)**
Share-based compensation matters	—	—	**3,850**	—	—	—	—	**3,850**
BALANCE, DECEMBER 31, 2012	**27,913**	**520**	**$184,822**	**$(1,885)**	**$(22,902)**	**$(10,282)**	**$44,081**	**$193,834**

1. Organization and Nature of Business

Stoneridge, Inc. and its subsidiaries are global designers and manufacturers of highly engineered electrical and electronic components, modules and systems for the commercial, automotive, agricultural, motorcycle and off-highway vehicle markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). Intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in joint ventures in which it owns between 20% and 50% of equity, or otherwise acquires significant management influence, using the equity method (see Note 3).

On December 31, 2011, the Company completed the acquisition of an additional 24% controlling interest in PST Eletrônica Ltda. ("PST"). As a result, the Company now owns 74% of the outstanding equity of PST, which is a Brazil-based electronics system provider focused on electronic vehicle alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices, primarily for the South American automotive and motorcycle markets.

PST's results for the year ended December 31, 2012 were consolidated such that 100% of PST's operations were included in each line from sales through net income in the Company's consolidated statement of operations with the 26% noncontrolling interest reduced in the net loss attributable to noncontrolling interest line.

Because a controlling interest in PST was not acquired until the close of business on December 31, 2011, the results for the year ended December 31, 2011 were accounted for as an unconsolidated joint venture under the equity method of accounting such that our 50% portion of PST's after-tax earnings were included within equity in earnings of investees in the consolidated statement of operations.

Accounting Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Cash and Cash Equivalents

The Company's cash equivalents are actively traded money market funds with short-term investments in marketable securities, primarily U.S. government securities. Cash equivalents are stated at cost, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying securities.

2. Summary of Significant Accounting Policies – (continued)

Accounts Receivable and Concentration of Credit Risk

Revenues are principally generated from the commercial, automotive, agricultural, motorcycle and off-highway vehicle markets. The Company's largest customers were Navistar International Corporation ("Navistar") and Deere & Company ("Deere"), primarily related to the Wiring reportable segment, and accounted for the following percentages of consolidated net sales for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Navistar	**18%**	24%	24%
Deere	**13%**	15%	14%

Accounts receivable are recorded at the invoice price net of an estimate of allowance for doubtful accounts and other reserves.

Allowance for Doubtful Accounts

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectability in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The Company does not have collateral requirements with its customers.

Inventories

Inventories are valued at the lower of cost (using either the first-in, first-out ("FIFO") or average cost methods) or market. The Company evaluates and adjusts as necessary its excess and obsolescence reserve on at least on a quarterly basis. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. Inventory cost includes material, labor and overhead. Inventories consist of the following:

As of December 31	2012	2011
Raw materials	**$64,340**	$ 72,145
Work-in-progress	**13,621**	14,722
Finished goods	**18,071**	33,615
Total inventories, net	**$96,032**	$120,482

Inventory valued using the FIFO method was $57,004 and $64,441 at December 31, 2012 and 2011, respectively. Inventory valued using the average cost method was $39,028 and $56,041 at December 31, 2012 and 2011, respectively.

2. Summary of Significant Accounting Policies – (continued)

Pre-Production Costs Related to Long-term Supply Arrangements

Engineering, research and development and other design and development costs for products sold on long-term supply arrangements are expensed as incurred unless the Company has a contractual guarantee for reimbursement from the customer. Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company either has title to the assets or has the noncancelable right to use the assets during the term of the supply arrangement are capitalized in property, plant and equipment and amortized to cost of sales over the shorter of the term of the arrangement or over the estimated useful lives of the assets, typically three to five years. Costs for molds, dies and other tools used to make products sold on long-term supply arrangements for which the Company has a contractual guarantee to lump sum reimbursement from the customer are capitalized as a component of prepaid expenses and other current assets within the consolidated balance sheets. The amounts recorded related to these pre-production costs as of December 31, 2012 and 2011 were $8,631 and $10,381, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following:

As of December 31	2012	2011
Land and land improvements	**$ 5,117**	$ 5,254
Buildings and improvements	**45,940**	45,291
Machinery and equipment	**196,003**	177,434
Office furniture and fixtures	**8,856**	8,789
Tooling	**71,045**	69,719
Information technology	**33,009**	31,158
Vehicles	**1,456**	1,459
Leasehold improvements	**3,560**	3,416
Construction in progress	**17,656**	19,089
Total property, plant, and equipment	**382,642**	361,609
Less: accumulated depreciation	**(263,495)**	(236,665)
Property, plant and equipment, net	**$ 119,147**	$ 124,944

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $28,519, $18,847 and $19,070, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	10 – 40 years
Machinery and equipment	3 – 10 years
Office furniture and fixtures	3 – 10 years
Tooling	2 – 5 years
Information technology	3 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	shorter of lease term or 3 – 10 years

2. Summary of Significant Accounting Policies – (continued)

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of the property, plant and equipment are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the consolidated statements of operations as a component of selling, general and administrative.

Impairment of Long-Lived or Finite-Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated undiscounted future cash flows resulting from the use and ultimate disposition of the asset. During the year ended December 31, 2011, the Company recorded an impairment charge of $807 in its Wiring reportable segment related to certain capitalized software costs that were determined to no longer represent a future realizable benefit. This charge is recorded in the consolidated statements of operations as a component of selling, general and administrative expenses. No impairment charges were recorded in 2012 or 2010 for long-lived or finite-lived intangible assets.

Acquisitions

PST Eletrônica Ltda.

On December 31, 2011, the Company acquired a controlling interest in PST, by increasing its interest from 50% to 74%. Prior to the acquisition of the additional interest, the PST joint venture was accounted for under the equity method of accounting. On the date of acquisition of controlling interest, PST became a consolidated subsidiary and a new reportable segment of the Company. PST's results of operations were consolidated and included in the Company's consolidated statement of operations, comprehensive income and cash flows for the year ended December 31, 2012. For the year ended December 31, 2011, PST's results of operations and cash flows were included in the Company's consolidated statements of operations and cash flows as equity in earnings of investees. PST's financial position is included in the consolidated balance sheet at December 31, 2012 and 2011.

PST specializes in the design, manufacture and sale of electronic vehicle security alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, direct to Original Equipment Manufacturers ("OEMs") and through mass merchandisers in South America.

As a result of obtaining a controlling interest in PST, the Company's previously held 50% equity interest in PST of $38,746 was remeasured to an acquisition date fair value of $104,118. The Company recognized a one-time non-cash pre-tax gain on previously held equity interest of $65,372 as a result of this remeasurment in the fourth quarter of 2011.

The acquisition date fair value of the remaining 26% noncontrolling interest in PST was measured at $48,727 at December 31, 2011. The noncontrolling interest was recorded as a component of total shareholder's equity on the consolidated balance sheet at December 31, 2011. Noncontrolling interest in

2. Summary of Significant Accounting Policies – (continued)

PST decreased to $44,076 at December 31, 2012 due to changes in foreign currency translation of approximately $3,918 and its proportionate share of its net loss of $733 for the year ended December 31, 2012.

The acquisition date fair value of the total consideration transferred consisted of the following:

Cash	$ 29,669
Common Shares (1,940,413 shares)	15,310
Fair value of consideration transferred	44,979
Fair value of the Company's previously held equity interest	104,118
Fair value of noncontrolling interest	48,727
Total fair value of PST	$197,824

Of the $44,979 consideration transferred for the additional 24% interest, $29,976 ($19,779 of cash and $10,197 of the fair value of 1,293,609 Company Common Shares) was transferred on January 5, 2012, in accordance with the terms of the purchase agreement. This amount was recorded as a liability owed to the selling shareholders and was included as a component of accrued expenses and other current liabilities on the consolidated balance sheet as of December 31, 2011.

The fair value of the Common Shares transferred was based on the closing market price of the Company's Common Shares on the acquisition date, less a discount for a lack of short-term marketability as the Common Shares transferred were issued through a private placement.

The following table summarizes the allocation of the consideration transferred to the assets acquired and liabilities assumed at the acquisition date.

At December 31, 2011 (controlling interest acquistion date)	Initial Allocation	Final Allocation
Cash	$ 2,137	$ 2,137
Accounts receivable	48,993	48,993
Inventory	56,204	56,041
Prepaids and other current assets	9,547	9,051
Property, plant and equipment	42,389	42,531
Identifiable intangible assets	102,090	97,398
Other long-term assets	1,479	1,479
Total identifiable assets acquired	262,839	257,630
Accounts payable	9,825	9,475
Other current liabilities	25,801	25,378
Debt	54,068	54,068
Deferred tax liabilities	39,392	38,003
Total liabilities assumed	129,086	126,924
Net identifiable assets acquired	133,753	130,706
Goodwill	64,071	67,118
Net assets acquired	$197,824	$197,824

During the year ended December 31, 2012, goodwill was increased by $3,047, the net result of measurement period purchase accounting adjustments to the fair value of assets acquired and liabilities assumed primarily related to changes to provisional amounts recorded for property, plant and equipment and identifiable intangible assets and the related tax impact thereon.

2. Summary of Significant Accounting Policies – (continued)

The carrying amounts for cash, accounts receivable, prepaid and other current assets, other long-term assets, accounts payable, other current liabilities, debt and deferred tax liabilities approximated their fair value, while inventory, property, plant and equipment and intangibles were adjusted to their fair market value at December 31, 2011.

Goodwill is calculated as the excess of the fair value of consideration transferred over the fair market value of the identifiable assets and liabilities and represents the future economic benefits arising from other assets acquired that could not be separately recognized. Goodwill is reported in the Company's PST segment and is not deductible for income tax purposes.

Of the $97,398 of acquired identifiable intangible assets, $47,126 was assigned to customer lists with a 15 year useful life; $31,400 was assigned to trademarks with a 20 year useful life; and $18,872 was assigned to technology with a 17 year weighted- average useful life. The fair value of the identifiable intangible assets was determined using an income approach.

The following unaudited pro forma information reflects the Company's consolidated results of operations as if the acquisition had occurred on January 1, 2010. The unaudited pro forma information is not necessarily indicative of the results of operations that the Company would have reported had the transaction actually occurred at the beginning of these periods, nor is it necessarily indicative of future results.

Years ended December 31	2011	2010
Net sales	$999,553	$818,172
Net income attributable to Stoneridge, Inc. and subsidiaries	$ 10,608	$ 55,730

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are directly related to the business combination and factually supportable. These tax affected adjustments include, but are not limited to depreciation and amortization related to fair value adjustments to property, plant, and equipment, intangible assets and inventory.

Bolton Conductive Systems, LLC

On October 13, 2009, the Company acquired a 51% membership interest in Bolton Conductive Systems, LLC ("BCS") for a purchase price of $5,967, net of cash acquired. BCS designs and manufactures a wide variety of electrical solutions for the military, automotive, marine and specialty vehicle markets and is based in Walled Lake, Michigan. The purchase agreement provides the Company with the option to purchase the remaining 49% interest in BCS in 2013 at a price determined in accordance with the purchase agreement.

BCS's results of operations are included in the Company's consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 with the 49% not owned presented in net loss attributable to noncontrolling interest. In 2011, the Company recognized a goodwill impairment charge of $4,945 related to BCS (see Goodwill and Other Intangible Assets below).

Goodwill and Other Intangible Assets

The total purchase price associated with acquisitions is allocated to the acquisition date fair values of assets acquired and liabilities assumed, with the excess purchase price recorded to goodwill.

In 2011, the Company recorded goodwill of $67,118 related to the acquisition of PST (see Acquisitions above). In 2009, the Company recorded goodwill of $9,199 within the Wiring segment related to the BCS acquisition. The goodwill related to these acquisitions is not deductible for income tax purposes. The

2. Summary of Significant Accounting Policies – (continued)

remainder of the December 31, 2012 and 2011 goodwill balance relates to the 2008 acquisition of Magnum Trade AB, which is included within the Electronics segment.

Goodwill as of December 31, 2012 and 2011, and changes in the carrying amount of goodwill by segment were as follows:

	Electronics	Wiring	Control Devices	PST	Total
Balance at January 1, 2011	$578	$ 9,118	$—	$ —	$ 9,696
Acquistion of business	—	—	—	67,118	67,118
Impairment	—	(4,945)	—	—	(4,945)
Translations and other adjustments	(14)	—	—		(14)
Balance at December 31, 2011	564	4,173	—	67,118	71,855
Translations and other adjustments	**34**	—	—	**(5,508)**	**(5,474)**
Balance at December 31, 2012	**$598**	**$ 4,173**	**$—**	**$61,610**	**$66,381**

Goodwill is subject to an annual assessment for impairment (or more frequently if impairment indicators arise) by applying a fair value-based test.

The Company performs its annual impairment test of goodwill as of the beginning of the fourth quarter. The Company utilized an income approach (discounted cash flow method) valuation technique in determining the fair value of the Company's applicable reporting units in the annual impairment test of goodwill. The discounted cash flow method utilizes a market-derived rate of return to discount anticipated performance.

The income approach methodology is applied to the reporting units' historical and projected financial performance. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded, if any. Discounted cash flow methods are dependent upon assumption of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

During the year ended December 31, 2011, the Company recorded a goodwill impairment charge of $4,945 within the Wiring reportable segment. The goodwill impairment charge reduced the carrying value of BCS goodwill to $4,173 and was the result of a decline in business activity due to a reduction in military and defense related spending by customers since the Company's acquisition of BCS.

The table below shows accumulated goodwill impairment for the year ended December 31, 2012 and 2011:

Accumulated goodwill impairment loss at January 1, 2011	$248,625
Goodwill impairment charge	4,945
Accumulated goodwill impairment loss at December 31, 2011	253,570
Goodwill impairment charge	—
Accumulated goodwill impairment loss at December 31, 2012	**$253,570**

2. Summary of Significant Accounting Policies – (continued)

Intangible assets, net at December 31, 2012 consisted of the following:

As of December 31, 2012	Acquisition cost	Accumulated amortization	Net
Customer lists	**$43,973**	**$(3,166)**	**$40,807**
Trademarks	**29,252**	**(1,870)**	**27,382**
Technology	**17,323**	**(1,115)**	**16,208**
Other	**66**	**(66)**	**—**
Total	**$90,614**	**$(6,217)**	**$84,397**

Intangible assets, net at December 31, 2011 consisted of the following:

As of December 31, 2011	Acquisition cost	Accumulated amortization	Net
Customer lists	$47,840	$(194)	$47,646
Trademarks	31,829	(316)	31,513
Technology	18,872	—	18,872
Other	87	(79)	8
Total	$98,628	$(589)	$98,039

The Company recognized $5,940, $238 and $215 of amortization expense in 2012, 2011 and 2010, respectively. Amortization expense is included as a component of selling, general and administrative on the consolidated statements of operations. Amortization expense for intangible assets is estimated to be approximately $5,900 for the years 2013 through 2018 and the weighted-average remaining amortization period is approximately 16 years.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

As of December 31	2012	2011
Compensation related reserves	**$22,620**	$22,013
Product warranty and recall obligations	**5,613**	5,126
Financial instruments	**191**	7,722
Liability to PST shareholders	**—**	29,976
Other[(A)]	**28,657**	26,157
Total accrued expenses and other current liabilities	**$57,081**	$90,994

(A) "Other" is comprised of miscellaneous accruals; none of which contributed a significant portion of the total.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur.

The Company's policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2012, the Company believes it has appropriately accounted for any unrecognized tax benefits (see Note 5). To the extent the Company prevails in matters

2. Summary of Significant Accounting Policies – (continued)

for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Currency Translation

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive loss. Foreign currency transactions are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included on the consolidated statements of operations within other expense (income), net. These foreign currency transaction losses including the impact of hedging activities were $4,275, $106 and $974 for the years ended December 31, 2012, 2011 and 2010, respectively.

Revenue Recognition and Sales Commitments

The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is either at the time of shipment or upon customer receipt based upon the terms of the sale. The Company collects certain taxes and fees on behalf of government agencies and remits such collections on a periodic basis. The taxes are collected from customers but are not included in net sales. Estimated returns are based on historical authorized returns. The Company often enters into agreements with its customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold on the consolidated statement of operations.

Product Warranty and Recall Reserves

Amounts accrued for product warranty and recall claims are established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. These accruals are based on several factors including past experience, production changes, industry developments and various other considerations. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend or settle such claims beyond the amounts accrued or beyond what the Company may recover from its suppliers. The current portion of the product warranty and recall reserve is included as a component of accrued expenses and other current liabilities on the consolidated balance sheets. Product warranty and recall includes $494 and $175 of a long-term liability at December 31, 2012 and 2011, respectively, which is included as a component of other long-term liabilities on the consolidated balance sheets.

2. Summary of Significant Accounting Policies – (continued)

The following provides a reconciliation of changes in the product warranty and recall reserve:

Years ended December 31	2012	2011
Product warranty and recall at beginning of period	**$ 5,301**	$ 3,831
Accruals for products shipped during period	**3,288**	3,142
Acquisition	**—**	1,063
Aggregate changes in pre-existing liabilities due to claim developments	**1,062**	(168)
Settlements made during the period (in cash or in kind)	**(3,544)**	(2,567)
Product warranty and recall at end of period	**$ 6,107**	$ 5,301

Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred and are included in the Company's consolidated statements of operations as a component of selling, general and administrative. These costs amounted to $44,798, $35,263 and $37,563 in years ended December 31, 2012, 2011 and 2010, respectively or 4.8%, 4.6% and 5.9% of net sales for these respective periods.

Share-Based Compensation

At December 31, 2012, the Company had three types of share-based compensation plans: (1) Long-Term Incentive Plan, as amended, (2) Directors' Share Option Plan and (3) the Amended Directors' Restricted Shares Plan. One plan is for employees and two plans are for non-employee directors. The Long-Term Incentive Plan is made up of the Long-Term Incentive Plan that was approved by the Company's shareholders on September 30, 1997, which expired on June 30, 2007, and the Amended and Restated Long-Term Incentive Plan, as amended, that was approved by shareholders on May 17, 2010, and expires on April 24, 2016.

Total compensation expense recognized as a component of selling, general and administrative on the consolidated statements of operations for share-based compensation arrangements was $4,890, $4,423 and $2,661 for the years ended December 31, 2012, 2011 and 2010, respectively. Of these amounts, $47 and $375 for the years ended December 31, 2012 and 2011, respectively, were related to the Long-Term Cash Incentive Plan "Phantom Shares" discussed in Note 8. There was no share-based compensation expense capitalized as inventory in 2012, 2011 or 2010.

Financial Instruments and Derivative Financial Instruments

Financial instruments, including derivative financial instruments, held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and foreign currency forward contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. See Note 9 for fair value disclosures of the Company's financial instruments.

Common Shares Held in Treasury

The Company accounts for Common Shares held in treasury under the cost method and includes such shares as a reduction of total shareholders' equity.

2. Summary of Significant Accounting Policies – (continued)

Net Income Per Share

Basic net income per share was computed by dividing net income by the weighted-average number of Common Shares outstanding for each respective period. Diluted net income per share was calculated by dividing net income by the weighted-average of all potentially dilutive Common Shares that were outstanding during the periods presented. Actual weighted-average Common Shares outstanding used in calculating basic and diluted net income per share were as follows:

Years ended December 31	2012	2011	2010
Basic weighted-average shares outstanding	**26,377,352**	24,180,671	23,945,754
Effect of dilutive shares	**654,518**	464,258	386,847
Diluted weighted-average shares outstanding	**27,031,870**	24,644,929	24,332,601

Options not included in the computation of diluted net income per share to purchase 59,000, 50,000 and 106,750 Common Shares at an average price of $12.20, $15.73 and $12.96 per share were outstanding at December 31, 2012, 2011 and 2010, respectively. These outstanding options were not included in the computation of diluted net income per share because their respective exercise prices were greater than the average closing market price of Company Common Shares.

There were 635,850, 419,100 and 445,950 performance-based restricted Common Shares outstanding at December 31, 2012, 2011 and 2010, respectively. These shares were not included in the computation of diluted net income per share because all vesting conditions have not and are not expected to be achieved as of December 31, 2012, 2011 and 2010. These shares may or may not become dilutive based on the Company's ability to meet or exceed future performance targets.

Deferred Finance Costs

Deferred finance costs are being amortized over the life of the related financial instrument using the straight-line method, which approximates the effective interest method. The 2.5% discount to the initial purchasers of the Company's senior secured notes is being accreted using the effective interest rate of 10.0% over the life of the senior secured notes. Deferred finance cost amortization and debt discount accretion for the years ended December 31, 2012, 2011 and 2010 was $862, $875 and $914, respectively, and is included as a component of interest expense, net on the consolidated statements of operations. As of December 31, 2012 and 2011, deferred financing costs, net were $1,564 and $1,914, respectively and were included on the consolidated balance sheets as a component of investments and other long-term assets, net.

Recently Issued Accounting Standards Not Yet Adopted at December 31, 2012

In February 2013, the Financial Accounting Standards Board ("FASB") issued an accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive loss to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012. We will adopt this standards update and revise our disclosure, as required, beginning with the first quarter of 2013.

In December 2011, the FASB issued an accounting standards update requiring new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. The standards update is effective for fiscal years

2. Summary of Significant Accounting Policies – (continued)

beginning after December 15, 2012. We will adopt this standards update and revise our disclosure, as required, beginning with the first quarter of 2013.

Recently Adopted Accounting Standards

Effective January 1, 2012, we adopted an accounting standards update with new guidance on fair value measurement and disclosure requirements. This standard provides guidance on the application of fair value accounting where it is already required or permitted by other standards. This standard also requires additional disclosures related to transfers of financial instruments within the fair value hierarchy and quantitative and qualitative disclosures related to significant unobservable inputs. The adoption of this standard did not have a material impact on our consolidated financial statements.

Effective January 1, 2012, we adopted accounting standards updates with guidance on the presentation of other comprehensive income. These standards require an entity to either present components of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. Accordingly, we have presented net income and comprehensive income in two consecutive statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to their 2012 presentation in the consolidated financial statements due to the change in reportable segments.

3. Investments

The Company analyzes its joint ventures in accordance with Accounting Standards Codification "ASC" Topic 810 to determine whether they are VIE's and, if so, whether the Company is the primary beneficiary. The Minda Stoneridge Instruments Ltd. ("Minda") joint venture at December 31, 2012, 2011 and 2010 was determined under the provisions of ASC Topic 810 to be an unconsolidated joint venture and was accounted for under the equity method of accounting based on our 49% noncontrolling interest.

PST Eletrônica Ltda.

The Company has a 74% controlling interest in PST, a Brazilian electronic system provider focused on security, convenience and infotainment devices and services primarily for the South American vehicle and motorcycle industries, and since the acquisition of the controlling interest on December 31, 2011 has been a consolidated subsidiary of the Company as of and for the year ended December 31, 2012. Prior to the acquisition of the controlling interest on December 31, 2011, PST was an unconsolidated joint venture accounted for under the equity method of accounting.

Condensed financial information of PST is as follows:

Years ended December 31	2011	2010
Net sales	$234,160	$182,946
Cost of goods sold	$132,489	$ 93,683
Total income before income taxes	$ 20,995	$ 23,503
The Company's share of income before income taxes	$ 10,498	$ 11,752

3. Investments – (continued)

Equity in earnings of PST included in the consolidated statements of operations was $8,805 and $9,490 for the years ended December 31, 2011 and 2010, respectively. During 2011 and 2010, PST declared dividends payable to its joint venture partners, which included the Company. The Company received dividend payments from PST of $5,457 in 2010 which decreased the Company's investment in PST. There were no dividends received from PST in 2011.

Minda Stoneridge Instruments Ltd.

The Company has a 49% interest in Minda, a company based in India that manufactures electronics, instrumentation equipment and sensors for the motorcycle and commercial vehicle market. The investment is accounted for under the equity method of accounting. The Company's investment in Minda, recorded as a component of investments and other long-term assets, net on the consolidated balance sheets, was $6,215 and $6,391 as of December 31, 2012 and 2011, respectively. Equity in earnings of Minda included in the consolidated statements of operations was $760, $1,229 and $856 for the years ended December 31, 2012, 2011 and 2010, respectively.

4. Debt

	Principal Outstanding at		Weighted Average Interest at	
	December 31, 2012	December 31, 2011	December 31, 2012	Maturity
Revolving Credit Facilities:				
Asset-based credit facility	$ —	$ 38,000	N/A	within 1 year
BCS revolver	**1,160**	1,181	5.25%	Sept – 2013
Total revolving credit facilities	**$ 1,160**	$ 39,181		
Debt:				
Senior secured notes, net of discount and swap fair value adjustment[(A)]	**$173,916**	$172,271	9.50%	Oct – 2017
PST short-term notes	**16,161**	38,296	Various 2013	
PST long-term notes	**8,155**	15,697	4.00%	2013 – 2019
Suzhou note	**1,445**	1,430	7.50%	Aug – 2013
Other	**559**	263		
Total	**200,236**	227,957		
Less: current portion	**(18,925)**	(44,246)		
Total long-term debt, net	**$181,311**	$183,711		

(A) Weighted-average interest rate excludes the impact of the Company's interest rate swap and the accretion of debt discount.

Revolving Credit Facilities

On November 2, 2007, the Company entered into an asset-based credit facility (the "Credit Facility"), which permits borrowing up to a maximum level of $100,000. The Company entered into an Amended and Restated Credit and Security Agreement and a Second Amended and Restated Credit and Security Agreement (the "Second Amended and Restated Agreement") on September 20, 2010 and December 1, 2011, respectively. The Second Amended and Restated Agreement extended the termination date of the Credit Facility to December 1, 2016, increased the borrowing base by increasing the sublimit on eligible inventory located at Mexican facilities and made changes to certain covenants relating to, among other things, guarantees, investments, capital expenditures and permitted indebtedness. The Credit Facility requires a commitment fee of 0.375% on the unused balance. Interest is payable quarterly at either

4. Debt – (continued)

(i) the higher of the prime rate or the Federal Funds rate plus 0.50%, plus a margin of 0.00% to 0.25% or (ii) LIBOR plus a margin of 1.00% to 1.75%, depending upon the Company's undrawn availability, as defined.

The available borrowing capacity on the Credit Facility is based on eligible current assets, as defined. At December 31, 2012 and 2011, the Company had undrawn borrowing capacity of approximately $74,060 and $29,540, respectively, based on eligible current assets. The Credit Facility contains financial performance covenants which would only constrain the Company's borrowing capacity if our undrawn availability falls below $20,000. However, restrictions do include limits on capital expenditures, operating leases, dividends and investment activities in a negative covenant which limits investment activities to $15,000 minus certain guarantees and obligations.

On March 8, 2012, the Company received a waiver and amendment to extend the delivery date of certain documents required for the Company's acquisition of an additional interest in PST. The Company was in compliance with all Credit Facility covenants at December 31, 2012 and 2011 other than the aforementioned matter which was subsequently waived.

On October 13, 2009, the Company's majority owned consolidated subsidiary, Bolton Conductive Systems, LLC ("BCS"), entered into a master revolving note (the "BCS Revolver"), subject to an annual renewal, which permits borrowing up to a maximum level of $3,000. In September 2012, the BCS Revolver was extended through September 2013. The available borrowing capacity on the BCS Revolver is based on an advance formula, as defined. At December 31, 2012 and 2011, BCS did not have any remaining borrowing capacity based on the advance formula. Interest is payable monthly at the prime referenced rate plus a 2.0% margin. The Company is a guarantor of BCS as it relates to the BCS Revolver.

The revolving credit facilities are included as a component of current liabilities on the consolidated balance sheets as they are expected to be repaid over the next twelve months.

Debt

On October 4, 2010, the Company issued $175,000 of senior secured notes which were included as a component of long-term debt, net on the consolidated balance sheets. The senior secured notes were issued at a 2.5% discount to the initial purchasers for which the remaining balance at December 31, 2012 and 2011 was $3,296 and $3,807, respectively. The senior secured notes are redeemable in full, at the Company's option, beginning October 15, 2014 at 104.75%. Interest payments are payable on April 15 and October 15 of each year. The senior secured notes indenture limits the amount of the Company and its restricted subsidiaries' indebtedness, restricts certain payments and includes various other non-financial restrictive covenants. The Company was in compliance with all covenants at December 31, 2012 and 2011. The senior secured notes are guaranteed by all of the Company's existing domestic restricted subsidiaries. All other restricted subsidiaries that guarantee any indebtedness of the Company or the guarantors will also guarantee the senior secured notes.

On September 20, 2010, the Company commenced a tender offer to purchase for cash any and all of its senior notes. The consent payment deadline was October 1, 2010, and the tender offer expired on October 18, 2010. For senior notes tendered before the consent payment deadline, the note holders received $1,002.50 for each $1,000.00 of principal amount of notes tendered. There was $109,733 of senior notes tendered prior to the consent payment deadline and an additional $154 tendered after the consent payment deadline but before the tender offer deadline. Holders tendering senior notes after the consent payment deadline were eligible to receive only the tender offer consideration of $1,000.00 per $1,000.00 principal amount of senior notes. On November 4, 2010, all senior notes which were not tendered were redeemed by the Company at par. In conjunction with the 2010 extinguishment, the

4. Debt – (continued)

Company recognized a loss of $1,346 for the year ended December 31, 2010. The 2010 loss was comprised of a non-cash charge of $1,022 related to the write-off of deferred finance costs and a cash charge of $324 which represents premiums that were paid to extinguish the senior notes and professional fees that were paid related to the tender offer.

PST maintains several term notes used for working capital purposes. The short-term and long-term notes have fixed interest rates. The noncurrent portion of the PST long-term notes is $7,295 and is comprised of $1,234 that matures in 2014, with subsequent annual maturities ranging from $1,211 to $1,217 in 2015 through 2019. Depending on the specific note, interest is payable either monthly or annually. As of December 31, 2012 and 2011, PST was in compliance with all loan covenants.

On September 2, 2011, the Company's wholly-owned subsidiary located in Suzhou, China entered into a term loan for 9,000 Chinese yuan which matured in August 2012. On August 29, 2012, the subsidiary entered into a new term loan for 9,000 Chinese yuan (the "Suzhou note") which was $1,445 at December 31, 2012. The Suzhou note is included on the consolidated balance sheet as a component of current portion of long-term debt. Interest is payable quarterly at the one-year lending rate published by The People's Bank of China multiplied by 125.0%.

The Company's wholly owned subsidiary located in Stockholm, Sweden, has an overdraft credit line which allows overdrafts on the subsidiary's bank account up to a maximum level of 20,000 Swedish krona, or $3,075, at December 31, 2012. At December 31, 2012, there were no overdrafts on the bank account.

At December 31, 2012, the future maturities of long-term debt were as follows:

Year ended December 31,	
2013	$ 18,925
2014	1,334
2015	1,217
2016	1,211
2017	176,212
Thereafter	2,422
Total	$201,321

5. Income Taxes

The provision for income taxes included in the accompanying consolidated financial statements represents federal, state and foreign income taxes. The components of income before income taxes and the provision for income taxes consist of the following:

Years ended December 31	2012	2011	2010
Income (loss) before income taxes:			
Domestic	**$ 3,411**	$62,510	$ (4,405)
Foreign	**1,149**	9,132	16,429
Total income before income taxes	**$ 4,560**	$71,642	$12,024
Provision for income taxes:			
Current:			
Federal	**$ —**	$ —	$ —
State and foreign	**3,545**	2,167	1,147
Total current provision	**3,545**	2,167	1,147
Deferred:			
Federal	**98**	23,443	1,188
State and foreign	**(2,831)**	495	(1,657)
Total deferred provision (benefit)	**(2,733)**	23,938	(469)
Total provision for income taxes	**$ 812**	$26,105	$ 678

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate is as follows:

Years ended December 31	2012	2011	2010
Statutory U.S. deferal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefit	**3.8**	0.2	1.3
Tax credits	**—**	(1.4)	(7.5)
Foreign rate differential	**(16.1)**	(1.4)	(51.4)
Reduction (increase) of income tax accruals	**0.5**	0.1	(0.1)
Tax on foreign dividends, net of foreign tax credits	**45.6**	1.1	39.0
Reduction of deferred taxes	**6.4**	0.3	7.4
Valuation allowances	**(78.3)**	(1.4)	(9.7)
Loss of domestic flow-through entity not attributable to Stoneridge, Inc.	**6.8**	1.9	0.5
Non-deductible compensation	**12.8**	0.3	4.9
Other comprehensive income	**—**	—	(9.6)
Other	**1.3**	1.7	(4.2)
Effective income tax rate	**17.8%**	36.4%	5.6%

The Company recognized a provision for income taxes of $812 or 17.8%, $26,105 or 36.4% and $678 or 5.6% of our income before income tax for federal, state and foreign income taxes for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in tax expense for the year ended December 31, 2012 compared to the same period for 2011 was primarily attributable to the tax provided in 2011 related to the gain recognized on the write-up to fair market value of the historic investment in PST. In addition, the overall tax expense related to the investment in PST was lower in 2012 as compared to 2011 due to the consolidation of PST effective December 31, 2011. Finally, the decrease in tax expense was partially offset by providing a valuation allowance against certain deferred tax assets related to our European operations in 2012. The effective tax rate for 2012 declined primarily due to the improvement in U.S. results which do not attract tax due to the valuation allowance.

5. Income Taxes – (continued)

Unremitted earnings of foreign subsidiaries were $14,962 as of December 31, 2012. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits may be available to reduce U.S. income taxes in the event of a distribution.

Significant components of the Company's deferred tax assets and liabilities were as follows:

As of December 31	2012	2011
Deferred tax assets:		
Inventories	**$ 3,200**	$ 3,128
Employee salary and benefits	**3,860**	3,542
Insurance	**562**	759
Depreciation and amortization	**10,029**	14,448
Net operating loss carryforwards	**44,057**	44,094
General business credit carryforwards	**11,897**	10,987
Reserves not currently deductible	**5,420**	6,315
Gross deferred tax assets	**79,025**	83,273
Less: Valuation allowance	**(71,790)**	(78,211)
Deferred tax assets less valuation allowance	**7,235**	5,062
Deferred tax liabilities:		
Depreciation and amortization	**(29,615)**	(35,845)
Basis difference – equity investee	**(31,016)**	(31,016)
Other	**(4,315)**	(1,600)
Gross deferred tax liabilities	**(64,946)**	(68,461)
Net deferred tax liability	**$(57,711)**	$(63,399)

The Company has concluded based on objective evidence that at December 31, 2012 and 2011 it is more likely than not that sufficient taxable income will not be generated to utilize the remaining U.S. federal, and certain state and foreign, deferred tax assets before they expire and as such a valuation allowance has been recorded. The valuation allowance represents the amount of tax benefit related to U.S. federal, state and foreign net operating losses, credits and other deferred tax assets.

The Company has net operating loss carry forwards of $91,159, $92,797 and $15,517 for U.S. federal, state and foreign tax jurisdictions, respectively. The U.S. federal net operating losses, if unused, begin to expire in December 31, 2025, the state net operating losses expire at various times and the foreign net operating losses expire at various times or have indefinite expiration dates. The Company has general business and foreign tax credit carry forwards of $10,868, $2,144 and $1,810 for U.S. federal, state and foreign jurisdictions respectively. The U.S. federal general business credits, if unused, begin to expire in December 31, 2021, and the state and foreign tax credits expire at various times. The Company is required to provide a deferred tax liability corresponding to the difference between the financial reporting basis (which was remeasured to fair value upon the acquisition of an additional 24% of PST in 2011) and the tax basis in the previously held 50% ownership interest in PST (the "outside" basis difference). This outside basis difference will generally remain fixed until (1) dividends from the subsidiary exceed the parent's share of earnings subsequent to the date it became a subsidiary or (2) there is a transaction that affects the Company's ownership of PST.

5. Income Taxes – (continued)

During the fourth quarter of 2010 we undertook a secondary offering. As a result of the secondary offering a substantial change in our ownership occurred and we experienced an ownership change pursuant to Section 382 of the Code. There was no impact to current or deferred income taxes resulting from the ownership change.

The following is a reconciliation of the Company's total gross unrecognized tax benefits:

	2012	2011	2010
Balance as of January 1	**$3,452**	$3,101	$2,838
Tax positions related to the current year:			
Additions	**93**	381	387
Tax positions related to prior years:			
Additions	**—**	28	—
Reductions	**(58)**	—	(11)
Expiration of statutes of limitation	**(71)**	(58)	(113)
Balance as of December 31	**$3,416**	$3,452	$3,101

At December 31, 2012 the Company has classified $889 as a noncurrent liability and $2,876 as a reduction to non-current deferred income tax assets. The amount of unrecognized tax benefits is not expected to change significantly during the next 12 months. Management is currently unaware of issues under review that could result in a significant change or a material deviation in this estimate.

If the Company's tax positions are sustained by the taxing authorities in favor of the Company, approximately $3,278 would affect the Company's effective tax rate.

Consistent with historical financial reporting, the Company has elected to classify interest expense and, if applicable, penalties which could be assessed related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2012, 2011 and 2010, the Company recognized approximately $64, $67 and $45 of gross interest and penalties, respectively. The Company has accrued approximately $706 and $740 for the payment of interest and penalties at December 31, 2012 and 2011, respectively.

The Company conducts business globally and, as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities throughout the world. The following table summarizes the open tax years for each important jurisdiction:

Jurisdiction	Open Tax Years
U.S. Federal	2009 – 2012
Brazil	2007 – 2012
China	2009 – 2012
France	2008 – 2012
Mexico	2008 – 2012
Spain	2008 – 2012
Sweden	2007 – 2012
United Kingdom	2008 – 2012

6. Operating Lease Commitments

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements. For the years ended December 31, 2012, 2011 and 2010, lease expense totaled $8,810, $7,403 and $6,666, respectively.

Future minimum operating lease commitments as of December 31, 2012 were as follows:

Year ended December 31,	
2013	$ 6,437
2014	4,956
2015	3,668
2016	1,647
2017	1,604
Thereafter	1,538
Total	$19,850

7. Share-Based Compensation Plans

In October 1997, the Company adopted a Long-Term Incentive Plan ("Incentive Plan"). The Company reserved 2,500,000 Common Shares for issuance to officers and other key employees under the Incentive Plan. Under the Incentive Plan, as of December 31, 2012, the Company granted cumulative options to purchase 1,594,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options issued cliff-vest from one to five years after the date of grant and have a contractual life of 10 years. In addition, the Company has also issued 1,553,125 restricted Common Shares under the Incentive Plan, of which 814,250 were time-based with either graded or cliff vesting using the straight-line method while the remaining 738,875 restricted Common Shares were performance-based. Restricted Common Shares awarded under the Incentive Plan entitle the shareholder to all the rights of Common Share ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of during the vesting period. The Incentive Plan expired on June 30, 2007.

In May 2002, the Company adopted the Director Share Option Plan ("Director Option Plan"). The Company reserved 500,000 Common Shares for issuance under the Director Option Plan. Under the Director Option Plan, the Company granted cumulative options to purchase 86,000 Common Shares to directors of the Company with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options granted cliff-vested one year after the date of grant and have a contractual life of 10 years. The Director Option Plan expired in May 2012.

In April 2006, the Company's shareholders approved the Amended and Restated Long-Term Incentive Plan (the "2006 Plan"). There are 3,000,000 Common Shares reserved for awards under the 2006 Plan, of which the maximum number of Common Shares which may be issued subject to incentive stock options is 500,000. Under the 2006 Plan, as of December 31, 2012, the Company has issued 2,517,450 restricted Common Shares, of which 1,592,400 are time-based with cliff vesting using the straight-line method and 925,050 are performance-based.

In 2008, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the grant date. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

7. Share-Based Compensation Plans – (continued)

In 2009, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share awards. These restricted Common Share awards cliff vest three years after the grant date.

In 2010, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the date of grant. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from the date of grant and upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total return to shareholders.

In 2011 and 2012, pursuant to the 2006 Plan, the Company granted time-based restricted Common Share and performance-based restricted Common Share awards. The time-based restricted Common Share awards cliff vest three years after the date of grant. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from the date of grant and, for one half of the annual awards, upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total shareholder return and, for the remaining half of the annual awards, upon achieving certain annual net income per share targets established by the Company during the performance period of the award.

In April 2005, the Company adopted the Directors' Restricted Shares Plan ("Director Share Plan"). The Company reserved 500,000 Common Shares for issuance under the Director Share Plan. Under the Director Share Plan, the Company has cumulatively issued 354,964 restricted Common Shares. Certain shares issued under the Director Share Plan during 2009 cliff vest one year after the grant date; other shares issued during 2009 cliff vest six months after the date of grant. Shares issued under the Director Share Plan during 2010, 2011 and 2012 cliff vest one year after the date of grant.

Options

A summary of option activity under the plans noted above as of December 31, 2012, and changes during the year ended are presented below:

	Share options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding as of December 31, 2011	104,100	$12.76	
Expired	**(45,100)**	**$13.57**	
Exercised	—	**$ —**	
Outstanding and exercisable as of December 31, 2012	**59,000**	**$12.20**	**0.52**

There were no options granted during the years ended December 31, 2012, 2011 and 2010, and all outstanding options have vested.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's Common Shares on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's Common Shares on the date of exercise and the exercise price. There were no options exercised during the year ended December 31, 2012. The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $117 and $145, respectively.

7. Share-Based Compensation Plans – (continued)

As of December 31, 2012, 2011, and 2010 the aggregate intrinsic value of both outstanding and exercisable options was $0, $5, and $514, respectively.

Restricted Shares

The fair value of the non-vested time-based restricted Common Share awards was calculated using the market value of the shares on the date of issuance. The weighted-average grant-date fair value of time-based restricted Common Shares granted during the years ended December 31, 2012, 2011 and 2010 was $9.95, $15.79 and $6.92, respectively.

The fair value of the non-vested performance-based restricted Common Share awards with a performance condition requiring the Company to obtain certain earnings per share targets was estimated using the market value of the shares on the date of grant. The fair value of non-vested performance-based restricted Common Share awards with a performance condition requiring the Company to obtain a total shareholder return target relative to a group of peer companies was estimated using a Monte Carlo simulation model.

A summary of the status of the Company's non-vested restricted Common Shares as of December 31, 2012 and the changes during the year then ended, are presented below:

	Time-based awards		Performance-based awards	
	Common shares	Weighted-average grant-date fair value	Common shares	Weighted-average grant-date fair value
Non-vested as of December 31, 2011	991,660	$ 7.11	419,100	$10.65
Granted	**375,980**	**$ 9.95**	**277,200**	**$10.87**
Vested	**(443,646)**	**$ 2.86**	**—**	**$ —**
Forfeited	**(81,164)**	**$10.29**	**(60,450)**	**$10.20**
Non-vested as of December 31, 2012	**842,830**	**$10.31**	**635,850**	**$10.78**

As of December 31, 2012, total unrecognized compensation cost related to non-vested time-based restricted Common Share awards granted was $3,341. That cost is expected to be recognized over a weighted-average period of 1.09 years. For the years ended December 31, 2012, 2011 and 2010, the total fair value of time-based restricted Common Share awards vested was $4,413, $3,743 and $1,823, respectively.

As of December 31, 2012, total unrecognized compensation cost related to non-vested performance-based restricted Common Share awards granted was $1,902. That cost is expected to be recognized over a weighted-average period of 1.18 years dependent upon the achievement of performance conditions. As noted above, the Company has issued and outstanding performance-based restricted Common Share awards that use different performance targets. The awards that use earnings per share as the performance target will not be expensed until it is probable that the Company will meet the underlying performance condition.

Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2012, 2011 and 2010 was $0, $168 and $220, respectively. There was no actual tax benefit realized for the tax deductions from the vesting of restricted Common Shares and option exercises of the share-based payment arrangements for the years ended December 31, 2012, 2011 and 2010.

8. Employee Benefit Plans

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all of its employees in the United States and United Kingdom. Company contributions are generally discretionary. The Company's policy is to fund all benefit costs accrued. For the years ended December 31, 2012, 2011 and 2010, expenses related to these plans amounted to $1,527, $1,801 and $0, respectively.

Effective June 1, 2009 the Company discontinued matching contributions to the Company's 401(k) plan covering substantially all of its employees in the United States. Beginning January 1, 2011 the Company reinstituted a matching contribution to the 401(k) plan.

Long-Term Cash Incentive Plans

In March 2009, the Company adopted the Stoneridge, Inc. Long-Term Cash Incentive Plan ("LTCIP") and granted awards to certain officers and key employees. For 2009, the awards under the LTCIP provided recipients with the right to receive cash three years from the date of grant depending on the Company's actual earnings per share performance for a performance period comprised of 2009, 2010 and 2011 fiscal years. The Company recorded an accrual for an award to be paid in the period earned based on anticipated achievement of the performance goal. If the participant voluntarily terminated employment or was discharged for cause, as defined in the LTCIP, the award would be forfeited. In May 2009, the LTCIP was approved by the Company's shareholders. As of December 31, 2011, the Company recorded a liability of $2,173, which is included on the consolidated balance sheet as a component of accrued expenses and other current liabilities. In March 2012, the 2009 awards were paid based on achievement of the performance goal. As such, no liability remains at December 31, 2012.

For 2010, the awards under the LTCIP provided recipients with the right to receive an amount of cash equal to the fair market value of a specified number of Common Shares, without par value, of the Company ("Phantom Shares") three years from the date of grant depending on the Company's actual earnings per share performance for each fiscal year of 2010, 2011 and 2012 within the performance period. The Company recorded an accrual based on the fair market value of the Phantom Shares for an award to be paid in the period earned based on anticipated achievement of the performance goals. If the participant voluntarily terminates employment or is discharged for cause, as defined in the LTCIP, the award will be forfeited. The Company has recorded a liability of $606 for these awards granted under the LTCIP at December 31, 2012 which is included on the consolidated balance sheet as a component of accrued expense and other current liabilities. At December 31, 2011, the Company recorded a liability of $559 for the awards granted under the LTCIP which is included on the consolidated balance sheet as component of other long-term liabilities.

There were no awards granted under the LTCIP during the years ended December 31, 2012 or 2011.

9. Financial Instruments and Fair Value Measurements

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The estimated fair value of the Company's senior secured notes with a face value of $175,000 (fixed rate debt) at December 31, 2012 and 2011 was $188,895 and $179,156, respectively, and was determined using market quotes classified as Level 2 input within the fair value hierarchy.

9. Financial Instruments and Fair Value Measurements – (continued)

Derivative Instruments and Hedging Activities

On December 31, 2012, the Company had open foreign currency forward contracts, fixed price commodity contracts and an interest rate swap. These contracts are used solely for hedging and not for speculative purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest. The counterparties to these financial instruments are financial institutions with investment grade credit ratings.

Foreign Currency Exchange Rate Risk

The Company conducts business internationally and therefore is exposed to foreign currency exchange rate risk. The Company uses derivative financial instruments as cash flow and fair value hedges to mitigate its exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. The currencies hedged by the Company during 2012 include the euro, Swedish krona and Mexican peso.

In certain instances, the foreign currency forward contracts do not qualify for hedge accounting and are marked to market, with gains and losses recognized in the Company's consolidated statement of operations as a component of other expense (income), net.

The Company's foreign currency forward contracts offset some of the gains and losses on the underlying foreign currency denominated transactions as follows:

Euro-denominated and Swedish krona-denominated Foreign Currency Forward Contracts

At December 31, 2012, the Company held a foreign currency forward contract with an underlying notional amount of $12,643 to reduce the exposure related to the Company's euro-denominated intercompany loans. This contract expires in March 2013. During 2012, the Company also held a foreign currency forward contract to reduce the exposure related to the Company's Swedish krona-denominated intercompany loans. This contract expired on November 30, 2012. Due to their short term nature, the euro-denominated and Swedish krona-denominated foreign currency forward contracts have not been designated as hedging instruments. For the years ended December 31, 2012 and 2011, the Company recognized a loss of $492 and a gain of $225, respectively, in the consolidated statement of operations as a component of other expense (income), net related to the euro- and Swedish krona-denominated contracts. For the year ended December 31, 2010, the Company recognized a $240 loss related to foreign currency forward contracts.

Mexican peso-denominated Foreign Currency Forward Contracts – Cash Flow Hedge

The Company holds Mexican peso-denominated foreign currency contracts with notional amounts at December 31, 2012 totaling $36,500 which expire ratably on a monthly basis from January 2013 through December 2013.

These contracts were executed to hedge forecasted transactions and are accounted for as cash flow hedges. As such, the effective portion of the unrealized gain or loss is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive loss. The Company's expectation is that the cash flow hedges will be highly effective in the future. The effectiveness of the transactions has been and will be measured on an ongoing basis using regression analysis and forecasted future Mexican peso purchases.

9. Financial Instruments and Fair Value Measurements – (continued)

Commodity Price Risk-Cash Flow Hedge

To mitigate the risk of future price volatility and, consequently, fluctuations in gross margins, the Company entered into fixed price commodity contracts with a financial institution to fix the cost of a portion of the Company's copper purchases as copper is a significant raw material.

The Company has fixed price commodity contracts at December 31, 2012 with an aggregate notional amount of 2,436 pounds, which expire ratably on a monthly basis over the period from January through December 2013, compared to an aggregate notional amount of 6,500 pounds at December 31, 2011.

All of these contracts represent a portion of the Company's forecasted copper purchases. These contracts were executed to hedge a portion of forecasted transactions and the contracts are accounted for as cash flow hedges. The unrealized gain or loss for the effective portion of the hedges is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive loss while the ineffective portion is reported in the consolidated statement of operations. The effectiveness of the transactions is measured on an ongoing basis using regression analysis and forecasted future copper purchases. Based upon the results of the regression analysis, the Company has concluded that these cash flow hedges are highly effective.

Interest Rate Risk-Fair Value Hedge

The Company has a fixed-to-floating interest rate swap agreement (the "Swap") with a notional amount of $45,000 to hedge its exposure to fair value fluctuations on a portion of its senior secured notes. The Swap was designated as a fair value hedge of the fixed interest rate obligation under the Company's $175,000 9.5% senior secured notes due October 15, 2017. The critical terms of the Swap are aligned with the terms of the senior secured notes, including maturity of October 15, 2017, resulting in no hedge ineffectiveness. The unrealized gain or loss for the effective portion of the hedge is deferred and reported in the Company's consolidated balance sheets as an asset or liability, as applicable, with the offset to the carrying value of the senior secured notes.

Under the Swap, the Company pays a variable interest rate equal to the six-month London Interbank Offered Rate ("LIBOR") plus 7.2% and it receives a fixed interest rate of 9.5%. The Swap requires semi-annual settlements on April 15 and October 15. The difference between amounts to be received and paid under the Swap is recognized as a component of interest expense, net on the consolidated statements of operations.

The Swap reduced interest expense by $736, $473 and $200 for the years ended December 31, 2012, 2011 and 2010, respectively.

9. Financial Instruments and Fair Value Measurements – (continued)

The notional amounts and fair values of derivative instruments in the consolidated balance sheets were as follows:

	Notional amounts[(A)]		Prepaid expenses and other current assets/ other long-term assets		Accrued expenses and other current liabilities	
	December 31,		December 31,		December 31,	
	2012	2011	2012	2011	2012	2011
Derivatives designated as hedging instruments:						
Cash Flow Hedges:						
Forward currency contracts	**$36,500**	$55,000	**$1,800**	$ —	**$ —**	$4,158
Fixed price commodity contracts	**2,436**	6,500	**340**	—	**—**	3,564
Fair Value Hedge:						
Interest rate swap contract	**$45,000**	$45,000	**$2,212**	$1,078	**$ —**	$ —
Derivatives not designated as hedging instruments:						
Forward currency contracts	**$12,643**	$25,894	**$ —**	$ 2	**$191**	$ —

(A) Notional amounts represent the gross contract/notional amount of the derivatives outstanding.

Amounts recorded for the cash flow hedges in other comprehensive income (loss) in shareholders' equity and in net income for the years ended December 31 were as follows:

	Gain recorded in other comprehensive income	Loss recorded in other comprehensive income	Loss reclassified from other comprehensive income into net income	Loss reclassified from other comprehensive income into net income
	2012	2011	2012	2011
Derivatives designated as cash flow hedges:				
Forward currency contracts	**$5,717**	$ (7,118)	**$ (241)**	$(2,960)
Fixed price commodity contracts	**1,389**	(4,686)	**(2,515)**	(1,122)
Total derivatives designated as cash flow hedges	**$7,106**	$(11,804)	**$(2,756)**	$(4,082)

Gains and losses reclassified from comprehensive income (loss) into net income were recognized in cost of goods sold in the Company's consolidated statement of operations.

The net deferred gains of $2,140 on the cash flow hedge derivatives will be reclassified from other comprehensive income (loss) to the consolidated statement of operations in 2013. The Company has measured the ineffectiveness of the forward currency and commodity contracts and any amounts recognized in the consolidated financial statements were immaterial for the years ended December 31, 2012 and 2011.

9. Financial Instruments and Fair Value Measurements – (continued)

Fair Value Measurements

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	December 31, 2012				December 31, 2011
			Fair value estimated using		
	Fair value	Level 1 inputs(A)	Level 2 inputs(B)	Level 3 inputs(C)	Fair value
Financial assets carried at fair value:					
Interest rate swap contract	$2,212	$—	$2,212	$—	$1,078
Forward currency contracts	1,800	—	1,800	—	2
Fixed price commodity contracts	340	—	340	—	—
Total financial assets carried at fair value	$4,352	$—	$4,352	$—	$1,080
Financial liabilities carried at fair value:					
Forward currency contracts	$ 191	$—	$ 191	$—	$4,158
Fixed price commodity contracts	—	—	—	—	3,564
Total financial liabilities carried at fair value	$ 191	$—	$ 191	$—	$7,722

(A) Fair values estimated using Level 1 inputs, which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company did not have any fair value estimates using Level 1 inputs at December 31, 2012 or 2011.

(B) Fair values estimated using Level 2 inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward currency, fixed price commodity and interest rate swap contracts, inputs include foreign currency exchange rates, commodity indexes and the six-month forward LIBOR.

(C) Fair values estimated using Level 3 inputs consist of significant unobservable inputs. The Company did not have any fair value estimates using Level 3 inputs at December 31, 2012 or 2011.

For the year ended December 31, 2011, the Company recorded a fair value adjustment of $4,945 related to the BCS goodwill. The Company utilized Level 3 inputs to estimate the fair value adjustment for nonfinancial assets. For additional information, see the discussion of Goodwill and Other Intangible Assets in Note 2. No adjustments to fair value were required for nonfinancial assets for the year ended December 31, 2012 or 2010.

10. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various claims and legal proceedings, workers' compensation and product liability disputes. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse affect on the results of operations, cash flows or the financial position of the Company.

As a result of environmental studies performed at the Company's former facility located in Sarasota, Florida, the Company became aware of soil and groundwater contamination at the Company site. The Company engaged an environmental engineering consultant to assess the level of contamination and to develop a remediation and monitoring plan for the site. Soil remediation at the site was completed during the year ended December 31, 2010. Ground water remediation at the site is expected to begin during the third quarter of 2013, upon approval of a remedial action plan. During the years ended December 31, 2012 and 2011, environmental remediation costs incurred were immaterial. At December 31, 2012 and

10. Commitments and Contingencies – (continued)

2011, the Company had accrued an undiscounted liability of $1,340 and $1,921, respectively, related to future remediation. At December 31, 2012 and 2011, $733 and $0, respectively, were recorded as a component of accrued expenses and other current liabilities on the consolidated balance sheets while the remaining amounts were recorded as a component of other long-term liabilities. A majority of the costs associated with the recorded liability will be incurred at the start of the groundwater remediation, with the balance relating to monitoring costs to be incurred over multiple years. The recorded liability is based on assumptions of the proposed remedial action plan. In December 2011, the Company sold the Sarasota facility and related property. However, the liability to remediate the site contamination remains the responsibility of the Company. Due to the ongoing site remediation, the closing terms of the sale agreement included a requirement for the Company to maintain a $2,000 letter of credit for the benefit of the buyer.

In addition, PST has civil, labor and tributary contingencies for which the likelihood of loss is deemed to be reasonably possible, but not probable, by its legal advisors, and, therefore, no accrual was recorded. Such contingencies amount to $11,925 and $13,349 at December, 2012 and 2011, respectively.

11. Restructuring

On October 29, 2007, the Company announced restructuring initiatives to improve manufacturing efficiency and cost position by ceasing manufacturing operations at its Sarasota, Florida (Control Devices reportable segment) and Mitcheldean, United Kingdom (Electronics reportable segment) locations. During 2008 and 2009, in response to the depressed conditions in the North American and European commercial and automotive vehicle markets, the Company continued and expanded the restructuring initiatives in the Control Devices and Electronics reportable segments. While the initiatives were completed in 2009 in regards to the Control Devices reportable segment, in 2010 the Company continued restructuring initiatives within the Electronics reportable segment and recorded amounts related to its cancelled property lease in Mitcheldean, United Kingdom. During the third quarter of 2012, the Company finalized a settlement agreement to modify the terms of and the obligation associated with the property consistent with previous estimates.

As a result of the restructuring plan approved on October 29, 2007, the manufacturing facility located in Sarasota, Florida was closed in 2008. During the year ended December 31, 2011, the Company sold the facility and recognized a gain of $95 as a component of selling, general and administrative.

In connection with the Electronics segment restructuring initiative, the Company recorded restructuring charges during the year ended December 31, 2012 and 2011 of $256 and $951, respectively, as part of selling, general and administrative expense. At December 31, 2012 and 2011, the only remaining restructuring related accrual relates to the cancelled property lease in Mitcheldean, United Kingdom, for which the Company has accrued $765 and $1,920, respectively, on the consolidated balance sheets of which $419 and $467, respectively, is a component of other long-term liabilities. The decrease in the accrual was due to the payment made in conjunction with the settlement agreement with the property landlord.

11. Restructuring – (continued)

The expenses related to the restructuring activities that belong to the Electronics reportable segment include the following:

	Severance costs	Contract termination costs	Total
Accrued balance at January 1, 2010	$ 127	$ 1,423	$ 1,550
2010 charge to expense	183	121	304
Foreign currency translation effect	—	64	64
Cash payments	(310)	(491)	(801)
Accrued balance at December 31, 2010	—	1,117	1,117
2011 charge to expense	—	951	951
Foreign currency translation effect	—	(148)	(148)
Cash payments	—	—	—
Accrued balance at December 31, 2011	—	1,920	1,920
2012 charge to expense	**—**	**256**	**256**
Foreign currency translation effect	**—**	**172**	**172**
Cash payments	**—**	**(1,583)**	**(1,583)**
Accrued balance at December 31, 2012	**$ —**	**$ 765**	**$ 765**

There were no restructuring expenses related to the Wiring or Control Devices reportable segments during the years ended December 31, 2012, 2011 or 2010.

In response to a change in customer demand, the PST segment incurred and paid business realignment charges of $1,646 for the year ended December 31, 2012, of which $729 was recorded in cost of goods sold with the remainder recorded in selling, general and administrative expenses. The charges consist primarily of severance costs related to workforce reductions.

All restructuring charges, except for asset-related charges, result in cash outflows. Severance costs relate to a reduction in workforce. Contract termination costs represent costs associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

12. Segment Reporting

Operating segments are defined as components of an enterprise that are evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

On December 31, 2011, the Company acquired a controlling interest in PST which resulted in PST becoming a separate reportable segment.

During the fourth quarter of 2012, the Company changed its reportable segments in accordance with changes in financial information received and reviewed by the Company's chief operating decision maker. As a result, the Company's Wiring business unit is now an operating segment for financial reporting purposes. Historically, the Wiring business unit was included in the Electronics operating segment. The Company has revised the consolidated segment information for all periods presented to reflect this presentation.

The Company has four reportable segments: Electronics, Wiring, Control Devices and PST which also represents its operating segments. The Electronics reportable segment produces electronic instrument clusters, electronic control units and driver information systems. The Wiring reportable segment produces electrical power and signal distribution systems, primarily wiring harnesses and connectors and instrument panel assemblies. The Control Devices reportable segment produces sensors, switches, valves and actuators. The PST reportable segment, which is also an operating segment, specializes in the design, manufacture and sale of electronic vehicle security alarms, convenience accessories, vehicle tracking devices and monitoring services and in-vehicle audio and video devices.

The accounting policies of the Company's reportable segments are the same as those described in Note 2. The Company's management evaluates the performance of its reportable segments based primarily on revenues from external customers, capital expenditures and income (loss) before income taxes. Inter-segment sales are accounted for on terms similar to those to third parties and are eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, unless otherwise indicated)

12. Segment Reporting – (continued)

A summary of financial information by reportable segment is as follows:

Years ended December 31	2012	2011	2010
Net Sales:			
Electronics	**$164,196**	$180,508	$139,414
Inter-segment sales	**51,857**	58,029	40,481
Electronics net sales	**216,053**	238,537	179,895
Wiring	**326,048**	325,549	258,216
Inter-segment sales	**3,783**	2,825	2,749
Wiring net sales	**329,831**	328,374	260,965
Control Devices	**267,859**	259,316	237,596
Inter-segment sales	**3,906**	3,619	3,298
Control Devices net sales	**271,765**	262,935	240,894
PST[(A)]	**180,410**	—	—
Inter-segment sales	**—**	—	—
PST net sales[(A)]	**180,410**	—	—
Eliminations	**(59,546)**	(64,473)	(46,528)
Total net sales	**$938,513**	$765,373	$635,226
Income (Loss) Before Income Taxes:			
Electronics[(B)]	**$ 10,049**	$ 14,743	$ 37,807
Wiring	**(289)**	(17,119)	4,177
Control Devices[(B)]	**15,048**	17,145	15,877
PST-consolidated[(A)]	**(4,985)**	—	—
PST-equity in earnings of investee[(A)]	**—**	8,805	9,490
Other corporate activities[(B)]	**635**	63,461	(35,164)
Corporate interest expense	**(15,898)**	(15,393)	(20,163)
Total income before income taxes	**$ 4,560**	$ 71,642	$ 12,024
Depreciation and Amortization:			
Electronics	**$ 4,467**	$ 5,174	$ 4,885
Wiring	**5,054**	4,442	4,159
Control Devices	**9,137**	9,270	9,958
PST[(A) (C)]	**15,613**	—	—
Other corporate activities[(C)]	**188**	199	283
Total depreciation and amortization [(C)]	**$ 34,459**	$ 19,085	$ 19,285
Interest Expense, net:			
Electronics	**$ 1,342**	$ 1,619	$ 1,497
Wiring	**164**	78	87
Control Devices	**254**	144	33
PST[(A)]	**2,375**	—	—
Corporate activities	**15,898**	15,393	20,163
Total interest expense, net	**$ 20,033**	$ 17,234	$ 21,780
Capital Expenditures:			
Electronics	**$ 2,841**	$ 6,148	$ 4,855
Wiring	**3,251**	9,740	6,496
Control Devices	**9,574**	10,368	7,267
PST[(A)]	**9,102**	—	—
Corporate activities	**1,584**	34	(44)
Total capital expenditures	**$ 26,352**	$ 26,290	$ 18,574

12. Segment Reporting – (continued)

As of December 31	2012	2011	2010
Total Assets:			
Electronics	**$ 84,772**	$ 94,375	$ 94,488
Wiring	**99,755**	117,415	97,210
Control Devices	**100,351**	98,636	96,977
PST	**267,687**	328,652	—
Corporate[(D)]	**308,969**	341,602	217,414
Eliminations	**(268,843)**	(285,185)	(119,353)
Total assets	**$ 592,691**	$ 695,495	$ 386,736

(A) The acquisition of a controlling interest in PST occurred on December 31, 2011. See Note 2 to the consolidated financial statements included in this report. PST's balance sheet is reflected in the consolidated balance sheet as of December 31, 2012 and 2011. The Company recognized a one-time non-cash pre-tax gain of $65,372 on its previously held interest in PST related to the acquisition.

(B) During year ended December 31, 2010, the Company placed its Stoneridge Pollak Limited ("SPL") subsidiary into administration. As a result of placing SPL into administration the Company recognized a gain within the Electronics reportable segment of $32,512 and losses within other corporate activities and within the Control Devices reportable segment of $32,039 and $473, respectively. These results were primarily due to eliminating SPL's intercompany debt and equity structure.

(C) These amounts represent depreciation and amortization on fixed and certain intangible assets.

(D) Assets located at Corporate consist primarily of cash, equity investments and intercompany loan receivables.

The following table presents net sales and non-current assets for the geographic areas in which the Company operates:

Years ended December 31	2012	2011	2010
Net Sales:			
North America	**$611,756**	$601,490	$513,455
South America	**180,410**	—	—
Europe and Other	**146,347**	163,883	121,771
Total net sales	**$938,513**	$765,373	$635,226

As of December 31	2012	2011	2010
Non-Current Assets:			
North America	**$ 82,777**	$ 81,957	$124,851
South America	**185,109**	210,028	—
Europe and Other	**13,751**	14,046	11,909
Total non-current assets	**$281,637**	$306,031	$136,760

13. SPL Administration

On February 23, 2010, the Company placed its wholly owned subsidiary, SPL into administration (a structured bankruptcy) in the United Kingdom. The Company had previously ceased operations at the facility as of December 2008 as part of the restructuring initiatives announced on October 29, 2007, as described in Note 11. The remaining assets and customer contracts of SPL were transferred to other subsidiaries of the Company subsequent to SPL filing for administration. As a result of placing SPL into administration, the Company recognized a net gain of approximately $3,423 during the year ended December 31, 2010. This gain was primarily related to the reversal of the cumulative translation adjustment account ("CTA") and deferred tax liabilities, which had previously been included as a component of other comprehensive income (loss) income within shareholders' equity. The net gain of approximately $2,253, primarily due to reversing the CTA balance is included as a component of other expense (income), net on the consolidated statement of operations. The benefit from reversing the

13. SPL Administration – (continued)

deferred tax liabilities, primarily employee benefit related of approximately $1,170, is included as a component of provision for income taxes on the consolidated statement of operations, as described in Note 5.

14. Unaudited Quarterly Financial Data

The following is a summary of quarterly results of operations:

				Quarter ended
	December 31	September 30	June 30	March 31
2012				
Net sales	**$222,725**	**$219,256**	**$234,265**	**$262,267**
Gross profit	**54,609**	**51,238**	**53,659**	**65,138**
Operating income	**8,648**	**6,615**	**1,617**	**11,849**
Provision (benefit) for income taxes	**95**	**383**	**(884)**	**1,218**
Net income (loss)	**2,711**	**589**	**(5,298)**	**5,746**
Net income (loss) attributable to noncontrolling interests	**90**	**170**	**(1,740)**	**(133)**
Net income (loss) attributable to Stoneridge, Inc.	**2,621**	**419**	**(3,558)**	**5,879**
Earnings per share attributable to Stoneridge, Inc.:				
Basic(A)	**0.10**	**0.02**	**(0.13)**	**0.22**
Diluted(A)	**0.10**	**0.02**	**(0.13)**	**0.22**

				Quarter ended
	December 31	September 30	June 30	March 31
2011				
Net sales	$186,048	$195,864	$190,417	$193,044
Gross profit	32,318	37,451	37,718	39,290
Operating income (loss)	(7,584)	6,997	7,413	6,700
Provision for income taxes	22,727	1,543	1,158	677
Net income(B)	35,366	4,257	3,240	2,674
Net loss attributable to noncontrolling interests	(3,209)	(272)	(124)	(215)
Net income attributable to Stoneridge, Inc.	38,575	4,529	3,364	2,889
Earnings per share attributable to Stoneridge, Inc.:				
Basic(A)	1.58	0.19	0.14	0.12
Diluted(A)	1.56	0.18	0.14	0.12

(A) Earnings per share for the year may not equal the sum of the four historical quarters earnings per share due to changes in weighted average basic and diluted shares outstanding.

(B) As a result of obtaining a controlling interest in PST on December 31, 2011, the Company recognized a one-time non-cash after-tax gain of $42.5 million.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at beginning of period	Charged to costs and expenses	Write-offs	Balance at end of period
Accounts receivable reserves:				
Year ended December 31, 2010	$2,350	$ 710	$(1,047)	$2,013
Year ended December 31, 2011	2,013	191	(719)	1,485
Year ended December 31, 2012	**1,485**	**3,415**	**(1,506)**	**3,394**

	Balance at beginning of period	Net additions charged to income (expense)	Exchange rate fluctuations and other items	Balance at end of period
Valuation allowance for deferred tax assets:				
Year ended December 31, 2010	$83,120	$(8,371)	$ 191	$74,940
Year ended December 31, 2011	74,940	1,059	2,212	78,211
Year ended December 31, 2012	**78,211**	**(2,842)**	**(3,579)**	**71,790**

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.

There have been no disagreements between the management of the Company and its Independent Registered Public Accounting Firm on any matter of accounting principles or practices of financial statement disclosures, or auditing scope or procedure.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, an evaluation was performed under the supervision and with the participation of the Company's management, including the principal executive officer ("PEO") and principal financial officer ("PFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, the Company's PEO and PFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Under the supervision and with the participation of our management, including the PEO and PFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2012. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

On December 31, 2011, we completed our acquisition of a controlling interest in PST Eletrônica Ltda ("PST"). PST operated under its own set of processes and internal controls and maintained those processes and much of that control environment until we incorporated PST's operations into our own processes and control environment. We completed the incorporation of PST's operations into our processes and control environment during 2012.

There were no changes to our internal controls over financial reporting during the quarter ended December 31, 2012 that has materially or is reasonably likely to materially affect internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Stoneridge, Inc. and Subsidiaries:

We have audited Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stoneridge, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stoneridge, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 of Stoneridge, Inc. and Subsidiaries and our report dated March 8, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 8, 2013

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 regarding our directors is incorporated by reference to the information under the sections and subsections entitled, "Proposal One: Election of Directors," "Nominating and Corporate Governance Committee," "Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance Guidelines" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 6, 2013. The information required by this Item 10 regarding our executive officers appears as a Supplementary Item following Item 1 under Part I hereof.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference to the information under the sections and subsections "Compensation Committee," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 6, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 (other than the information required by Item 201(d) of Regulation S-K which is set forth below) is incorporated by reference to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 6, 2013.

In October 1997, we adopted a Long-Term Incentive Plan for our employees, which expired on June 30, 2007. In May 2002, we adopted a Director Share Option Plan for our directors. In April 2005, we adopted a Directors' Restricted Shares Plan. In April 2006, we adopted an Amended and Restated Long-Term Incentive Plan. In May 2010, we adopted an Amended Directors' Restricted Share Plan and an Amended and Restated Long-Term Incentive Plan, as amended. Our shareholders approved each plan. Equity compensation plan information, as of December 31, 2012, is as follows:

	Number of securities to be issued upon the exercise of outstanding share options	Weighted-average exercise price of outstanding share options	Number of securities remaining available for future issuance under equity compensation plans[(A)]
Equity compensation plans approved by shareholders	59,000	$12.20	1,082,098
Equity compensation plans not approved by shareholders	—	$ —	—

(A) Excludes securities reflected in the first column, "Number of securities to be issued upon the exercise of outstanding share options." Also excludes 1,439,200 restricted Common Shares issued and outstanding to key employees pursuant to the Company's Amended and Restated Long-Term Incentive Plan, as amended and 39,480 restricted Common Shares issued and outstanding to directors under the Amended Directors' Restricted Share Plan as of December 31, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference to the information under the sections and subsections "Transactions with Related Persons" and "Director Independence" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 6, 2013.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 is incorporated by reference to the information under the sections and subsections "Service Fees Paid to Independent Registered Accounting Firm" and "Pre-Approval Policy" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 6, 2013.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Form 10-K.

	Page in Form 10-K
(1) Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	46
Consolidated Balance Sheets as of December 31, 2012 and 2011	47
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	48
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	49
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	50
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2012, 2011 and 2010	51
Notes to Consolidated Financial Statements	52
(2) Financial Statement Schedule:	
Schedule II — Valuation and Qualifying Accounts	84
(3) Exhibits:	
See the list of exhibits on the Index to Exhibits following the signature page.	

(b) The exhibits listed on the Index to Exhibits are filed as part of or incorporated by reference into this report.

(c) Additional Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONERIDGE, INC.

Date: March 8, 2013

/s/ GEORGE E. STRICKLER

George E. Strickler
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 8, 2013

/s/ JOHN C. COREY

John C. Corey
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 8, 2013

/s/ GEORGE E. STRICKLER

George E. Strickler
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: March 8, 2013

/s/ WILLIAM M. LASKY

William M. Lasky
Chairman of the Board of Directors

Date: March 8, 2013

/s/ JEFFREY P. DRAIME

Jeffrey P. Draime
Director

Date: March 8, 2013

/s/ DOUGLAS C. JACOBS

Douglas C. Jacobs
Director

Date: March 8, 2013

/s/ IRA C. KAPLAN

Ira C. Kaplan
Director

Date: March 8, 2013

/s/ KIM KORTH

Kim Korth
Director

Date: March 8, 2013

/s/ GEORGE S. MAYES, JR.

George S. Mayes, Jr.
Director

Date: March 8, 2013

/s/ PAUL J. SCHLATHER

Paul J. Schlather
Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
2.1	Asset Purchase and Contribution Agreement, dated October 9, 2009, by and among the Company and Bolton Conductive Systems LLC, Martin Kochis, Joseph Malecke, Bolton Investments LLC, William Bolton and New Bolton Systems (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
2.2	Share Purchase Agreement, dated November 22, 2011, by and among Stoneridge, Inc., Marcos Ferretti, Adriana Campos De Cerqueira Leite, Alphabet do Brasil Ltda., PST Eletronica S.A., and Sergio De Cerqueira Leite (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 5, 2012).
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
4.1	Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
4.2	Senior Secured Notes Indenture dated as of October 4, 2010 among Stoneridge, Inc. as Issuer, Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc, as Guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 6, 2010).
4.3	First Supplemental Indenture to Indenture dated as of October 4, 2010 among Stoneridge, Inc., Stoneridge Control Devices, Inc., Stoneridge Electronics, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 6, 2010).
10.1	Directors' Share Option Plan (incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-8 (No. 333-96953))*.
10.2	Form of Long-Term Incentive Plan Share Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.3	Form of Directors' Share Option Plan Share Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*.
10.4	Director's Restricted Shares Plan (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-127017))*.
10.5	Form of Director's Restricted Shares Plan Agreement, (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)*.
10.6	Employment Agreement between the Company and John C. Corey (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2006)*.
10.7	Form of 2006 Directors' Restricted Shares Plan Grant Agreement (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on July 26, 2006)*.
10.8	Amended Annual Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 12, 2011)*.

Exhibit Number	Exhibit
10.9	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.1 to the Company's Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)*.
10.10	Amended Employment Agreement between Stoneridge, Inc. and John C. Corey (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*.
10.11	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*.
10.12	Form of Stoneridge, Inc. Long-Term Incentive Plan — Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)*.
10.13	Form of Stoneridge, Inc. Long-Term Cash Incentive Plan — Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)*.
10.14	Stoneridge, Inc. Long-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)*.
10.15	Stoneridge, Inc. Officers' and Key Employees' Severance Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 9, 2009)*.
10.16	Stoneridge, Inc. form of Indemnification Agreement between the Company and John C. Corey, George E. Strickler, Kenneth A. Kure and James E. Malcolm (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
10.17	Stoneridge, Inc. Amended and Restated Long-Term Incentive Plan — Form of 2010 Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)*.
10.18	Stoneridge, Inc. Long-Term Cash Incentive Plan — Form of 2010 Phantom Share Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)*.
10.19	Amended and Restated Credit and Security Agreement dated as of September 20, 2010 by and among Stoneridge, Inc., Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Borrowers, the Lending Institutions Named Therein as Lenders, PNC Bank, National Association, Comerica Bank, JPMorgan Chase Bank, N.A. and Fifth Third Bank, as lenders (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).
10.20	Amendment No. 1 dated December 2, 2010 to the Amended and Restated Credit and Security Agreement as of September 20, 2010 by and among Stoneridge, Inc., Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Borrowers, the Lending Institution Named Therein as Lenders, PNC Bank, National Association, Comerica Bank, JPMorgan Chase Bank, N.A, and Fifth Third Bank, as lenders (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010).
10.21	Amended and Restated Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-172002))*.
10.22	Amended Directors' Restricted Share Plan (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8 (No. 333-172002))*.

Exhibit Number	Exhibit
10.23	Second Amended and Restated Credit and Security Agreement as of December 1, 2011 by and among Stoneridge, Inc. and certain of its subsidiaries as Borrowers, PNC Bank, National Association, as Agent, an Issuer and Lead Arranger, and PNC Bank, National Association, JPMorgan Chase Bank, N.A., Comerica Bank and Fifth Third Bank, as lenders (incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 2, 2011).
10.24	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2011)*.
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
21.1	Principal Subsidiaries and Affiliates of the Company, filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.
23.2	Consent of Independent Auditors, filed herewith.
31.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.1	Financial Statements of PST Eletrônica Ltda., filed herewith.

* — Reflects management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Annual Report on Form 10-K.

EXECUTIVE OFFICERS

Richard P. Adante
Vice President of Operations

Thomas A. Beaver
Vice President of the Company and
President of Global Sales

John C. Corey
President, Chief Executive Officer
and Director

Kevin B. Kramer
Vice President of the Company and
President of Stoneridge Wiring Division

Peter Kruk
President of Stoneridge Electronics Division

Sergio de Cerqueira Leite
Director President of PST Eletrônica Ltda.

Michael D. Sloan
Vice President of the Company and President of
Stoneridge Control Devices Division

George E. Strickler
Executive Vice President, Chief Financial
Officer and Treasurer

SENIOR MANAGEMENT

Robert J. Hartman
Corporate Controller

Kenneth A. Kure
Corporate Treasurer and Director of Finance

Richard E. Maus
Chief Information Officer

Joseph T. Michael
Managing Director – China

BOARD OF DIRECTORS

John C. Corey [2004]
President, Chief Executive Officer and Director

Jeffrey P. Draime[2,3] [2005]
Self-employed business consultant, owner of Silent Productions, a concert promotions company, and a partner and the President of AeroMax Aviation Holdings, LLC, a charter aircraft corporation

Douglas C. Jacobs[1,2] [2004]
Executive Vice President–Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company

Ira C. Kaplan[1,3] [2009]
Managing Partner of Benesch, Friedlander, Coplan & Aronoff, LLP, a law firm

Kim Korth[2,3] [2006]
Founder, owner and President of IRN, Inc., an international automotive consulting firm; President and Chief Executive Officer of Dickten Masch Plastics, a thermoplastics and thermoset manufacturer; and President and Chief Executive Officer of TECHNIPLAS™, a privately held group of plastics-focused manufacturers

William M. Lasky[1,2,3] [2004]
Chairman of the Board

George S. Mayes, Jr.[1] [2012]
Executive Vice President and Chief Operating Officer of Diebold, Inc., a provider of integrated self-service delivery, security systems, and related services

Paul J. Schlather[1] [2009]
CPA, self-employed business consultant

[ ] Year initially elected as Director
1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating and Corporate Governance Committee

CORPORATE INFORMATION

Corporate Offices
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330-856-2443
www.stoneridge.com

Stock Exchange
Common Shares of Stoneridge are traded on the New York Stock Exchange (NYSE) under the symbol SRI.

Dividend Policy
The Company has not declared any cash dividends since its initial public offering in 1997. The Company presently expects to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, both the Company's senior notes and credit agreement impose limitations on the amounts of dividends that can be paid.

Transfer Agent and Registrar
Computershare acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:

Computershare
PO Box 43078
Providence, RI 02940
1-800-622-6757
www.computershare.com/investor

Independent Registered Public Accounting Firm
Ernst & Young LLP, Cleveland, Ohio, is the independent registered public accounting firm retained by the Company.

Annual Meeting
The Annual Meeting of Shareholders will take place at 11:00 a.m., Monday, May 6, 2013, at the Marriott Cleveland Airport Hotel, 4277 W. 150th St., Cleveland, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 8, 2013, and is available at www.edocumentview.com/sri.

Form 10-K
Stoneridge's Form 10-K filed with the Securities and Exchange Commission (SEC) for the year ended December 31, 2012, is available without cost to shareholders at www.stoneridge.com or upon written request to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

Corporate Governance
The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures, and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted at www.stoneridge.com. Written copies of these documents are available to any shareholder upon request by contacting the Investor Relations Department.

Investor Relations
Information on Stoneridge's products and services, news releases, corporate governance, SEC filings and an electronic version of the annual report are available at www.stoneridge.com.

Security analysts, investment professionals, shareholders and the media may request information and should direct their business-related inquiries to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484



Design by Dix & Eaton



OUR CORE VALUES

INTEGRITY
All that we do will be done honestly, ethically, and respectfully.

ACCOUNTABILITY
Our actions will produce sustainable financial results and create value for our employees, customers, and investors.

TEAMWORK
We will work to continuously improve, show enthusiasm, and work closely as a team to meet our commitments and contribute to the success of Stoneridge.

ADAPTABILITY
We will be fast and flexible in adapting to or initiating change to achieve the best possible outcome.

CUSTOMER ORIENTATION
We are committed to understanding and meeting the requirements of our customers and we will strive to exceed their expectations.

SOCIAL RESPONSIBILITY
We will operate our business and personally conduct ourselves in our workplace in a manner that supports employee safety, treats all equally, benefits our communities, and remains mindful of our impact on the environment.

9400 East Market Street | Warren, Ohio 44484 | 330.856.2443 | **www.stoneridge.com**

Stoneridge